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Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Altran Technologies SA

*CURRENT ADDRESS 58, bd Gouvion Saint-Cyr
75017 Paris - France

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

FILE NO. 82- 5164 FISCAL YEAR 12/31/01

* *Complete for initial submissions only* ** *Please note name and address changes*

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DATE : 2/12/03

82-5164

ARIS
12-31-01

03 FEB 10 AM 7:21

ALTRAN
TECHNOLOGIES

2001 ANNUAL REPORT





CONTENTS

p. 2 - Identity sheet
p. 4 - Key figures
p. 6 - Expert's point of view: Bertrand
p. 10 - Message from the directors
p. 12 - Altran's unique position
p. 14 - Expert's point of view: Luca
p. 16 - Altran innovates on a daily basis
p. 18 - Altran: exceptional growth
p. 20 - Expert's point of view: Stevan'
p. 22 - Altran: an original style of organisation
p. 24 - The talented men and women of Altran
p. 26 - Expert's point of view: Simon
p. 28 - Another side of Altran
p. 30 - Geographic distribution of operating companies
p. 33 - Management report
p. 38 - Expert's point of view: Luca
p. 45 - Consolidated accounts



BUSINESS PROFILE

CORPORATE OFFICE
58, bd Gouvion Saint-Cyr
75017 Paris - France
Tel: +33 (0)1 44 09 64 00
Fax: +33 (0)1 44 09 64 89
Web: www.altran.net
E-mail: comfi@altran.net
Registered: Paris B 702 012 956

OUR BUSINESS
High added-value in technological innovation consultancy.

FOUNDERS
Alexis KNIAZEFF,
Chairman

Hubert MARTIGNY,
Vice-Chairman

BOARD OF DIRECTORS
Alexis KNIAZEFF,
Chairman

Hubert MARTIGNY,
Vice-Chairman

Frédéric BONAN,
CEO
Michel FRIEDLANDER,
CEO
Annie KNIAZEFF,
Florian MARTIGNY,
Jean-Michel MARTIN

CAPITAL STOCK
€ 45 858 190.50 on December 31, 2001, divided into 91 716 381 shares of € 0.5 nominal value.

STATUTORY AUDITORS
Ernst and Young Audit
Concorde Européenne Audit - France

MARKET ADVISER
BNP Paribas Equities
SICOVAM code: 3463

SHAREHOLDERS



62.70 % - PUBLIC
13.98 % - EMPLOYEES
11.64 % - A. KNIAZEFF
11.68 % - H. MARTIGNY

Founded in 1982, Altran is the European leader in innovation consulting.
It has a network of over 130 independent consulting firms conducting business in 14 countries.

Altran is unique for a variety of reasons:
Firstly, because it has in excess of 15 000 consultants all of whom are highly trained and excel in their respective fields of expertise. This is true not only for Altran engineers, who do outstanding work in every imaginable technical speciality (electronics, mechanical engineering, chemistry, acoustics, and more), but also for its experts in management, strategy and financial consulting.
Secondly, because the men and women who make up the Altran Group carry out projects for clients all over the world in every sector of the economy, including aeronautics, telecommunications, automotive, banking, space, and energy.
And thirdly, because Altran projects encompass the entire lifecycle of a product, from strategy and financing to replies to calls for tender, pure and applied research and development, preparation for industrialisation, production, and after-sales service.
These three unique qualities make Altran the top choice of manufacturers and service companies interested in enhancing their competitiveness, solving technical problems, or launching products, as well as ensuring Altran's continual growth, unhindered by economic, local or sectoral fluctuations.



KEY FIGURES

CONTRIBUTION OF BUSINESS OUTSIDE FRANCE TO GROUP REVENUES IN € M



584.7
367.7
214
116.3
49.5
97
98
99
00
01

CONSOLIDATED HIGHLIGHTS IN € M

	1999	2000	2001
NET REVENUES	614.8	900.2	1 278.6
NET INCOME (before amortization of goodwill)	62.7	93.1	134.3
SHAREHOLDERS' EQUITY	189.2	262.3	380.2

SHARE PRICE AND AVERAGE TRADING VOLUME IN EUROS OVER 12 MONTHS


SHARE PRICE
IN €
120
100
80
60
40
20
0
Share price
464 350
331 210
374 111
376 786
418 265
444 937
457 929
310 791
396 210
370 731
576 542
259 437
2001

Average monthly trading volume in 2001: € 398 441 thousand



TOTAL EMPLOYEES AT YEAR END


952
1 250
1 603
2 366
3 219
4 369
6 118
8 665
12 823
16 651
92
93
94
95
96
97
98
99
00
01

REVENUES AND NET INCOME IN € M


REVENUE
NET INCOME
76.5
89
114.5
155.8
210.4
20.7
291.3
28.6
437.1
44.5
614.8
62.7
900.2
93.1
1 278.6
134.3
92
93
94
95
96
97
98
99
00
01

BIOTECHNOLOGIES: A MYTH OR A REALITY?

Biotechnologies were much in the headlines in 2001...

You can say that again! There's no question that all the media attention is linked to the recent deciphering of the human genome, a decisive step in learning how the human body works in detail. The data is now available to all researchers, in both the public and private sectors. In 2001, the general public became aware of the enormous potential of stem cells.

What makes stem cells so promising?

Stem cells are undifferentiated cells capable of transforming themselves into any type of organ; they can therefore be used in a wide range of medical applications, such as new treatments for degenerative diseases like Alzheimer's or to supplement certain types of grafts. Moreover, they present much less of an ethical question than cloning.

You have to admit, though, that the biotech industry has taken a bit of a beating lately...

That's true. The "biotech" industry is definitely part of the new economy, which promises huge advances in technology (and huge future gains) but requires a lot of venture capital to conduct its research. Although biotechnology suffered less than Internet and telecommunications stocks during the stock market tempest that hit technology securities, some business models, such as pure genomics, have nevertheless fallen out of favour and the markets have punished them severely. There are not many failures to report however, though I should add a word of caution here, because biotechnology, like any other new industry, is sure to experience a shakeout.

So you remain optimistic about the future of "biotech" players?

Absolutely, though keep in mind that the "biotech" industry has reached different stages in its development on both sides of the Atlantic. In the United States, the market is somewhat mature: the number of companies is stable, but they are getting bigger and some of them are now major pharmaceutical companies (an example is the world "biotech" leader, *Amgen*). In Europe, and especially in France, we're still enjoying a growing expansion: there were three times as many firms in 2002 as in 1996. Revenue are only now starting to amount to much, totalling € 6 000 million in Europe. At any rate, the basic trend is clear: biotechnologies already account for 50 % of the medications nearing the end of their development phase. These new products do not just replace previous treatments: they can treat illnesses such as hepatitis, cancer, sclerosis, diabetes and many more.

Today, all the major players in pharmaceuticals have incorporated biotechnologies and their "reservoir" of innovative medications into their business model.

Could you conclude by giving us some idea of the major trends in "biotech" over the next few years?

The new technologies spawned by biotechnologies are certain to change the notion of what constitutes a medication. The new pharmacogenomics will make it possible to tailor medication treatments to a patient's genetic profile for greater effectiveness and safety. Gene therapy will enable doctors to "repair" certain genetic anomalies, whether they appear at birth (hereditary conditions) or later in life (cancer, for example). All these possibilities offer real hope for the future of medicine.

The technical and economic influence of most drug manufacturers has enabled them to develop technologies that can combine, synthesize, and test thousands of molecules on therapeutic targets so that they can expand their portfolio of medications and thus their market share. In fact, half of all medications that are in the final phase of their development come from biotechnology firms, and were created using breakthrough technologies. These groundbreaking technologies often span the boundaries of physics, chemistry, biology, and emerging technologies. Creativity is destined to play an ever-bigger role, given the major manufacturers' move to rationalize pharmaceutical development. Biochips are a telling example of the combined development of micro-electronics and biology.



Bertrand.
TECHNOLOGIES
SULTANT
ANCE)

Biotechnologies were much in the headlines in 2001...
There's no question that all the media attention is linked to the recent deciphering of the human genome, a decisive step in learning how the human body works in detail.

ALTRAN TECHNOLOGIES

CORPORATE REPORT

MESSAGE FROM THE DIRECTORS

"As in former years, Altran showed a fine financial performance in 2001."



ALEXIS KNIAZEFF
Chaiman



HUBERT MARTIGNY
Vice-Chaiman



MICHEL FRIEDLANDER
Chief Executive Officer
President of the Altran Foundation for Innovation

As in former years, Altran showed a fine financial performance in 2001. The figures speak for themselves: on 31 December 2001, Altran had annual consolidated revenues of 1 278.6 million euros, up 42 % over the year before. In the two years between 1999 and 2001, its revenues more than doubled (+108 %). We were especially pleased by the fact that fourth-quarter earnings were excellent despite a slumping economy, actually exceeding the earnings for the previous quarter. Indeed, in 2001 we gained new market share: our managers, who are always capable of involving and mobilising their teams, not only strengthened existing business relationships with their clients, but also offered the Group's services to new partners all over the world. Likewise, our consultants - and more broadly, all our employees - spared no effort throughout the year in contributing to Altran's performance.

A singular business model

Altran's exceptional performance strengthens its position as the leading innovation consultancy in Europe, while also proving the effectiveness and uniqueness of its business model, which is based on a network-style organisation. This model, which stresses independence, the sharing of knowledge and cultural diversity, is especially well suited to tough times, helping Altran to weather the ups and downs of the economy while also providing a framework for supporting our strong business growth and the addition of a growing number of companies.

20 years of innovation

Altran enhances its clients' competitiveness by creating innovative solutions to help them cut costs, become more competitive, and invent new products and processes. Over the last 20 years, the Group has reinvented the consulting



FREDERIC BONAN
Chief Executive Officer



ALAIN ROUGAGNOU
Deputy General Manager, Finance and Administration



JEAN-MICH
MARTIN
Deputy General Manager

profession by multiplying its areas of expertise. Today, it focuses on four main areas of consultancy, product and production-process innovation, innovation strategy and industrial strategy, innovation management and executive management.

International scope

Altran's scope has become more and more international, with an extensive network of firms in 12 European countries plus operations in the United States and Brazil.

The 2001 consolidated revenues figure for companies outside France is 577.7 million euros, up 57 % over 2000. Foreign revenues account for 45.2 % of Altran's consolidated business volume. The Group's goal for 2005 is to be the world's leading supplier of innovation consultancy, with over 40 000 employees.

A bright outlook

Earnings growth for 2001 is higher than revenue growth in revenues. Based on contracts in progress and new market share, Altran projects revenues and earnings growth of 30 % for 2002. In keeping with our objectives which we have met two years earlier than was projected in 1998, revenues outside France in 2002 will account for over 50 % of the consolidated total.

Thank you

We would like to thank the men and women whose expertise, creativity, keen spirit of innovation and, above all, exceptional character make Altran the success that it is. We would also like to thank the people who have put their trust in us over the last 20 years: our shareholders and clients.

ALTRAN'S UNIQUE POSITION

If the Altran Group is sometimes so hard to describe, it is because it has created its own niche – innovation consultancy – and in doing so, has staked a claim that no other player in the consultancy market can equal. The following explains why.

ALTRAN IS DIFFERENT FOR SEVERAL REASONS

First, because all Altran consultants excel in their respective fields of expertise: not just the engineers, who do outstanding work in every imaginable technical speciality, but the experts in management, strategy and financial consulting as well.

Second, because our consultants carry out projects for clients from every sector of the economy.

And finally, because they are involved in every important step in the lifecycle of a product or service, from research and development to production, distribution, and after-sales service.

ALTRAN has created a new speciality: innovation consultancy.

TECHNOLOGY IN UNEXPECTED PLACES

This difference makes Altran the top consulting choice for businesses wanting to increase market share or launching more innovative, less costly, better quality products or services. Altran's major asset – its skill at finding original solutions to problems through technology transfer – is the key to making all this possible.

WHAT THEY SAY



Thierry Verhulst,
DIRECTOR OF THE PLANT ENGINEERING DEPARTMENT
ALSTOM POWER HYDRAULIQUE (FRANCE)

"Altran Technologies achieved results that far surpassed our expectations."

"Our business is building hydroelectric power plants and pumping stations. The unit I manage handles assembly plus technical and sales coordination. We started working with Altran Technologies as part of our programme to cut the cost of stations by 30 % in three years. We hired the Altran teams to trim costs on two programmes that were already underway in Mexico and Morocco. We estimated the total potential gains to be 7 %, given how far along we were on the projects, how complex they were, and our customers' requirements. Altran Technologies achieved results that far surpassed our expectations: about -18 % overall. It accomplished this by partially redesigning systems, optimising the technical options of our suppliers, and identifying potential new suppliers. Altran's input enabled us to allocate high-level engineering resources to a cross-disciplinary job and take advantage of an outside critical opinion and a proven work methodology, as well as serving as a catalyst in helping us express, formalize, and apply our own ideas."





ALTRAN'S MARKET

Altran provides support for its clients throughout the lifecycle of their projects and products.


Replies to calls for tender
Market capture
Applied research and development
Financing
After-sales service
Pure research
reparation for dustrialization
Strategy
Distribution
Production

ALTRAN IS THE ONLY PLAYER OFFERING COMPREHENSIVE CONSULTING IN ALL FOUR OF ITS SPECIALITIES

Altran has one of the most innovative growth models in the field of consultancy. In 20 years, the Group has become the only European player to offer comprehensive innovation consultancy; no one else has quite the same position. Altran stands at the crossroads of four major areas of expertise: management consultancy, management of processes (procurement, production, and so on), technology consultancy, and innovation consultancy (technology transfer, in particular).

Other consultancy companies can claim a significant position in only two of these areas – at most.

Altran's performance is relatively unaffected by the ups and downs of the economy. Indeed, its business does not depend on its clients' revenues, but rather on their willingness to innovate. And when competition heats up, companies are wise to invest in innovation: their ability to win market share, cut costs and stay competitive depends upon it.

WHAT THEY SAY



Paul Verhaert,
FOUNDER AND CEO
VERHAERT NV
(BELGIUM)

"The multidisciplinary teams of Altran Europe helped Verhaert NV deal with the requirements of a new segment in the market."

"Our company is the only Belgian integrator working in the space industry. Our speciality is systems development and integration, mainly for space instruments and micro-satellite development. Developing these specific kinds of systems is a multidisciplinary challenge, requiring a wide range of expertise to write the specifications and monitor development work.

In order to succeed, we have to be able to tailor our skills and expertise to the deadlines and not vice versa. Altran Europe enabled Verhaert NV to respond effectively to the need for many kinds of expertise. Some of our recent projects include the development of two high-technology payloads for the international space station and the development of the Proba micro-satellite for the European Space Station."

MOBILE INTERNET: A DIFFERENT WAY TO MAKE A PHONE CALL...

What is meant by the term *mobile Internet?*

Mobile Internet means being able to access the Web using portable devices (Smart Phones, PDAs, Handheld PCs, and the like) instead of a PC. The advantage is having the freedom to log on regardless of where you are or what type of device you have - "Anytime, Anywhere, Any Device".

How did it come about?

HTML language, which is used to create Web pages, and HTTP, the Internet transmission protocol, were invented in 1989. In 1994, two browsers essential to Internet navigation, *Netscape* and *Explorer*, were launched. 1996 was the boom year, when mobile telephones and associated services took off. At the time, PCs were the only way to access the Internet: no one dreamed that one day it would be possible to surf on a mobile. Yet the *mobile Internet* had become a reality by 2000, thanks to the WAP standard. Connecting to the Internet via WAP is still slow however, and telephone screens are not very user friendly (too small, black and white, and so on). What's more, WAP has few advocates: not many sites support it and the services offered do not have a high added value.

What's the situation today?

With GPRS - the latest *mobile Internet* innovation, officially launched in 2001 and featuring a transmission speed of 170 kbit/s - users can surf, manage e-mail, and consult databanks and online information services. Right now few people use GPRS, but it is estimated that one European in 12 will be hooked up to the Internet by the end of 2002. Another innovation apart from GPRS, is part of the trend toward democratising the *mobile Internet*: called the *Wireless Ethernet* standard, it is also known as the 802.11b and Wi-Fi *(Wireless Fidelity)*. On campus, at the office, in a railway station or airport, Wi-Fi technology makes it possible to access shared resources including the Internet, without a physical connection. It is not as well known as WAP, GPRS, or UMTS, but it is simple, economical, and has a high-performance, with a transmission speed that is double that of UMTS. The system provides ultra-fast Internet access via radio waves.

Another innovation offered by *mobile Internet* is a new set of high-added-value services: traffic and weather information, commercial offers, audio downloads, video on demand, online payment, and much more.

Which countries around the world are most advanced in terms of *mobile Internet?*

In Japan, the future has already arrived since the launch of a portable video telephone. NTT Docomo is marketing the *I-Mode*, an innovative "3G" communication standard. The new portable won over 50 million Japanese in one year and covers 90 % of the country. Japanese *I-Mode* portable phones have large colour screens and are high quality of course - but the biggest innovation is that you can see who you're talking to via a built-in Webcam! NTT Docomo is now targeting the European market and is looking for partners.

What is the future of *mobile Internet?*

Mobile Internet will have strong growth over the next four years. It is estimated that by 2005, 30 % of Internet log-ons and 50 % of all online commerce in Europe will be conducted via a *mobile device* (portable PC, GSM telephone, Personal Digital Assistant, or the like). In all, over 212 million Europeans will use *mobile Internet* devices regularly. As a consequence, Websites will change: micro-design will be the new watchword, and Website interfaces will be simpler, making it possible to connect in just a few seconds and to present the user with fewer Web pages that will feature a more concise content.

But the real future of *mobile Internet* lies in *mobile business*, the multimedia version of portable phones, which should also be here fairly soon...



Luca,
SENIOR CONSULTANT
SDI
ALTRAN
(ITALY)

Mobile Internet means being able to access the Web using portable devices (Smart Phones, PDAs, Handheld PCs, and the like) instead of a PC. The advantage is having the freedom to log on regardless of where you are or the type of device you have – "Anytime, Anywhere, Any Device".

ALTRAN
INNOVATES ON A DAILY BASIS

If Altran's speciality had to be summed up in one word, it would be "innovation". Innovation means doing things better, faster and cheaper. It also means imagining the products and services that will transform our daily lives. Here are just a few examples of the many thousands of projects Altran has been assigned.

REVOLUTIONARY PAIN MEDICATION



Altran is investing in pain control by developing an alternative to morphine. The project involves a process for encapsulating living medicinal cells in the nervous systems of patients suffering from chronic pain. This necessitates the use of a micro-robot - designed entirely by Altran - which can now be used to mass-produce such medication. Production unit productivity will increase by a factor of 1 600 which means that the process will soon be feasible in hospitals.

NEW-GENERATION BEAUTY PRODUCTS



Designing a new cosmetic product requires conducting sensory perception tests that are often too subjective, lengthy and costly. A player in the industry challenged Altran to simplify the tests by replacing them with an objective product analysis method. The innovative solution Altran proposed was inspired by methods used in the automotive and aerospace industries: engineers study the mechanical, dynamic and surface properties of the products, with a view to manufacturing new nail polishes and hair sprays.

ALL-PURPOSE PAPER

Manufacturers are often on the lookout for new outlets for their products. Altran was contacted by a paper manufacturer who asked to come up with innovative ways of using heavyweight paper. The results of this creative paper chase were two new types of paper and two more markets for the client. The first product's characteristic is that it does not propagate flames: it contains 80 % ininflamable minerals and salts. The second is paper coated with grass seed and peat, transforms itself into an "organic carpet": easy to lay in one's yard, it is watered like any other lawn.



A KEYLESS CAR



Drivers can unlock and start the Fiat Stilo without a key, thanks to the *Easy Go* system. There is within the framework, a complex architecture of interconnected electronic systems. Altran worked with the car manufacturer during phases of the project on technical management of the schedule and testing, and also helped analyse the system's safety and reliability. A study of possible causes of failure yielded an original method for developing electronic systems borrowed from the rail industry. The method has been adapted to automobile development cycles - which are only half as long - and incorporates safety measures very early on in the design process.

IN-FLIGHT INTERNET

Making a phone call from an airplane using a phone built into the seat has been possible for several years now. In 2006, passengers on forthcoming European jumbo jets will be able to do better: they will be able to surf the Web, send e-mails, download games and videos, and more. To give jets communication capabilities, Altran is helping to design the planes' communication systems and the associated security for their networks, both for crew and passengers, so they can stay in touch with the rest of the world while the airplane is in flight.


@

MULTI-FUNCTION TELEVISION SETS

Given the low household computer ownership, one way to make Internet access more widespread is through - television! Altran is therefore helping to develop a *Web box* that will enable users to surf the Internet and make online purchases using a television set, decoder, keyboard and mouse. Altran is designing integrated software and developing the hardware architecture for this genuinely advanced technology in home automation.





Emmanuel,
MANAGING DIRECTOR
NEWENG CONSULTING
ALTRAN
(SWEDEN)

"Thanks to Altran's synergies in Europe, Neweng Consulting was able to adapt to the demands of a Swedish telecoms giant."

"In the course of a long-term partnership with a Swedish telecom giant, Neweng Consulting was able to draw on experts from Italian, Spanish, Portuguese, French and Belgian Altran companies in order to help it successfully complete its first UMTS projects.
By bringing together over 20 talented people from all over Europe to work on a joint project, Neweng Consulting made an effective contribution to creating the world's first production plant for UMTS-based stations. The first generation of these UMTS stations is already in production; today, we are working on the second."

A "COUPÉSPACE" ODYSSEY



Altran had to face several challenges to help a manufacturer design and build a top-of-the-line "coupéspace", the first vehicle of its kind. This included a schedule that was twice as tight as usual, below-average development costs for this type of product line, and a production rate too low to offset any budget overruns. Altran co-managed the vehicle's development, the strategy used to validate it, and the industrialization phase. The challenge involved many technical innovations and stringent quality requirements, but the gamble paid off: this highly unusual vehicle has found its market.

THE NEXT GENERATION OF MOBILE PHONES

UMTS is progressing by leaps and bounds. Altran was instrumental in shortening development times and cutting development costs for the third generation of mobile telephones. How? By producing a simulator that can validate the UMTS's principles and demonstrate that its future technologies comply with the new standard.



UNDER THE SAND



To meet a growing demand for hydrocarbons, Altran designed and developed new bituminous sand extraction methods for an international petroleum group. The methods can access some new deposits that are among the largest in the world.

A TELEPHONE FOR THE HARD OF HEARING



Altran is helping out with the development of *Beethoven*, a global telephone system for the hard of hearing. *Beethoven* enables hearing and hearing-impaired persons to communicate with one another without the use of an interpreter or an operator.
The way it works is simple: when a user calls a hearing-impaired person from any telephone, *Beethoven* informs the recipient of the nature of the call. The voice signal of the caller passes through a voice recognition module, which converts it into text; this text is then displayed on the screen of the hearing-impaired person, who sends his or her response to the server, which translates it into voice signals and then sends it to the other party.

ALTRAN: EXCEPTIONAL GROWTH

Over the last 20 years, Altran has expanded from five to over 15 000 consultants and from one to over 130 companies, while its stock price has soared by a factor of 180. Set up in France, Altran now has over 500 of the world's largest companies as its clients. Here are some explanations for this exceptional growth.

Altran's growth has been strong and steady: its revenues for 2001 were up 42 % (to 1 278.6 million euros), while its profitability remains very high (operating profits of 233.6 million euros).The Group's staff levels had topped 16 000 employees by the end of 2001. Initially just a French company, Altran now operates in 12 European countries, Brazil, and the United States.

Altran's ambitious goals are unchanged: to become the world's top innovation consulting group by 2005.

WHY SUCH AN UNUSUAL LEVEL OF SUCCESS?

All Altran companies, both those already within the fold and those recently acquired - are on the same growth track. Internally, Altran is especially good at managing its acquisitions strategy. Company CEOs are very quickly integrated in the Group. They have access to its best practices in such areas as business development, recruiting and organisation, but at the same time they maintain their autonomy day-to-day at the head of their own companies and bring their own know-how to Altran.

This apparent paradox is without question one of the keys to Altran's success.

EXCELLENT PROSPECTS

Altran's business outside France jumped 57 % compared to 2000. This performance reflects Europe's very strong potential for growth, profitability and diversification. This tallies with Altran's ambitious goals: namely, to have 50 % of its business outside of France in 2002, to generate revenues of over 2 000 million euros in 2003 and to be 40 000 employees worldwide by 2005.

WHAT THEY SAY



Stefan,
MANAGING DIRECTOR
ASKON BERATUNGS
ALTRAN
(GERMANY)

"We feel very good about 2002."

Despite the stagnation – a recession even – afflicting many high-tech sectors in Germany, 2001 was a good year for us.
Our strength lies in being a top-quality, trusted partner to our clients, especially in the aeronautics and automobile industries, which were less hard-hit.
The diversification strategy we have been pursuing since 1996, with Altran's operational support, has paid off, and we have learned how to recruit and retain the best. Our ability to deliver top-of-the-line services should make the difference. Askon has invested in recruiting and training new managers, an effort that should yield major returns in 2002."



Peter,
MANAGING DIRECTOR
BPI
ALTRAN
(NETHERLANDS)

ALTRAN: SUSTAINED INTERNATIONAL GROWTH

Though Altran began expanding in Europe in 1993, making its first acquisition in Belgium, it was not until 1996 that it really began to be an influence in Europe. By late 1997, Altran was operating in ten countries, compared with 14 today.
The countries outside France that have the greatest share of Group revenues are Italy, Spain, Belgium, the United Kingdom and the Netherlands.
Note that, in 2001, Germany had one of the strongest growth rates in the Group despite an unfavourable economic climate.

"Altran is everything we expected."

"We joined Altran in 2001. We were trying to respond to our clients' increasingly urgent demand that we should acquire financial and technical knowledge to continue as one of their partners.
The assurance that we could keep our operating autonomy was an essential prerequisite. Altran's business model, organisation, and trust in human resources as the top priority won us over right away. We are already reaping the benefits of joining the Group. Our recruiting is more qualitative and selective, and Altran makes many resources available to us: the IMA, the opportunity for CEOs to share experiences on cross-company boards, networking with sister companies, and more."







ACQUISITIONS: THE CRITERIA FOR SUCCESSFUL INTEGRATION

Altran's strategy of growth through acquisition has never varied. Companies join Altran to help it bolster their position in terms of professional specialities, economic sectors and geographical locations. Usually medium sized (50 to 300 consultants), these companies are divided into small business units that possess strong growth potential. The selection process is rigorous, stressing above all the personal qualities and motivation of the existing management team. All of the firms that join Altran quickly adopt its business model, which spurs their growth, boosts their profit margins, and diversifies their activities.

ELECTRONICS: THE NANO ERA

What is your analysis of the exponential strides made in microelectronics?

Moore's law, named after one of *Intel's* founders, states that integrated circuits double in density, and therefore in power, every 18 months, while their price drops by half. This has held true for almost 30 years now, with nearly no end in sight. Moore's law of exponential growth involves several factors. For instance, the miniaturization of silicon chips can be slowed down by economic factors. The cost of the previous generation, both in terms of R&D investment and production equipment, has to be amortized when the new generation hits the market. This process fosters innovation: each small step forward gives rise to competitive pressures to drive the need for innovation. Other economic factors – namely mass market expansion – play a supporting role by creating bigger market outlets for investments that are also undergoing exponential growth. Large-scale systems and company servers for instance, sustained the first decade of microelectronics innovation, personal computers drove the second, while portable computers propelled the third. Moore's law has evolved from an empirical observation to an innovation rule that affects research programmes.

How is the market structured?

To better meet the technological challenges of the future, market players have come together to form three consortia: *Motorola*, *Intel* and *AMD* in the United States, *STM*, *Philips* and *Infineon* in Europe and *NEC*, *Toshiba* and *Sony* in Asia.

Microelectronics is an unusually innovative industry...

Yes, it is. What's more, it stimulates innovation in other sectors. New breakthroughs are being made in miniaturization and in the production of more powerful microprocessors.

By shrinking the size of printed details, silicon lithography has helped drive these changes.

Recent developments allow us to envision applications and products that are barely conceivable today. Examples include quantum computers and molecular computers, which will offer unparalleled computing power and will support the development of many applications. These technologies may seem farfetched, but in a fiercely competitive field where "time to market" is a real issue, microelectronics manufacturers would not be investing so strongly in these technologies if a real short- or medium-term market did not exist. The most sophisticated recent industrial developments, which will take a portion of existing markets or create new ones, include MEMS (Micro Electro Mechanical Systems) and GMR (Giant Magneto Resistance/Spintronic) non-volatile memories.

What kinds of microelectronic innovations do analysts expect to see?

Photolithography is one of the steps in the manufacture of printed circuits. These in turn, are used to make computer chips. The procedure consists in projecting an image onto a substrate coated with a photosensitive resin. Irradiating the resin to break it down, then chemically etching the projected image onto the substrate. *Intel* has achieved a detail level of 130 nm and offers 2 GHz processors, which is the upper limit of "conventional" technologies. After exploring several alternatives, the industry's major players all tend towards a solution involving extreme ultraviolet radiation (EUV) lithography. The first chips produced using EUV are expected to hit the market in 2006 and attain detail levels of 50 nm, or several hundred atoms, yielding a ten-fold increase in power. The integration levels achieved will support the design of systems that pack processors, memory, modems and boards on a single chip. In other words, one of today's computers will fit on an area equal in size to 1 square cm.

Will the race to achieve greater power and miniaturization ever end?

New-generation lithography will be a technological breakthrough. Indeed, achieving precision levels of 10 nanometres will require new types of radiation, similar to X-rays, and new reflective optics. Will the costs of developing such a sophisticated assembly delay the marketing of new chips? Will the detail levels envisioned accelerate the miniaturization of printed circuits? What market will support the next decade of innovations? All of these questions may yet prove Moore's law to be wrong. But in 1995, similar questions already had some people predicting the demise of the law, yet it is still going strong today. EUV lithography will push back power increases predicted by Moore for another 10 years, leaving enough time for other innovations to emerge, such as direct ion bombardment printing, or three-dimensional microprocessors.



Stevan',

Microelectronics is an unusually dynamic industry. It also stimulates innovation in other sectors. The limits are constantly being pushed back when it comes to miniaturization and ever-greater microprocessor power.

ALTRAN: AN ORIGINAL STYLE OF ORGANISATION

Altran has introduced an innovative management style based on decentralized decision-making and a network culture.

Its style of operation offers many advantages, designed to promote continuous growth. Decentralized decision-making keeps management local and makes for both optimal responsiveness to market fluctuations and total flexibility. It is enriched by both a very strong network culture and extensive sharing of experiences.

The foundation of Altran's organisation is the autonomy of managers and CEOs, the sharing of know-how, and decentralized decision-making.

NETWORK OPERATION, ACCORDING TO ALTRAN

Another specific feature of Altran is its operation as a network, which has obvious advantages, first and foremost for clients. It enables several Altran companies to simultaneously combine their technical expertise to help a single partner in different countries. This ability to call on international resources is of ongoing concern for manufacturers. Altran can lend support to its clients as they navigate technological change on an international scale.

In concrete terms, Altran's network structure translates into a regular sharing of experiences among CEOs and managers. By comparing their ideas and daily experiences in the field of management, they can borrow elements from the successful tactics of others in order to strengthen their own growth strategies - within the bounds of client confidentiality requirements.

WHAT THEY SAY



Nadia,
ASSOCIATE DIRECTOR OF ALTRAN SWITZERLAND (SWITZERLAND)

"I share my experience with other company CEOs."

"I started with Altran Technologies as a manager, became an associate director, and now work as coach and group leader for several Altran companies in Switzerland. I offer my experience to CEOs and managers so that we can share our methods with them and facilitate their integration in the Altran network. Together, we devise a customized strategy that is tailored to each company's specific needs. This cross-disciplinary, operations-oriented approach encourages communication and creates many synergies. Operating in Switzerland since 1997, Altran now boasts nine companies and more than 100 consultants here. It was awarded a Commerce Oscar in 2001 for the best French company in Switzerland due to its remarkable growth."



THE ALTRAN MANAGER IS AN ENTREPRENEUR

In particular, it is the unique nature of the manager's job at Altran that makes its management so original. Managers build up their profit centres, put together their teams of engineers, manage their careers, develop their business portfolios and constantly adjust their growth strategies in keeping with their growth and diversification goals. In doing so, they enjoy great autonomy. Managers have the support of a coach, who assists them in their development and helps them access the Altran network.

Altran managers all possess an entrepreneurial spirit, good listening skills, solid knowledge of the technology market, and the ability to question themselves. There are no limits to how far Altran managers can develop their business. Their work offers constant challenges and a very rich network of personal contacts.



Frank,
MANAGER DVE
ALTRAN
(BELGIUM)

"IMA training is like a breath of fresh air."

"The challenge I was presented with as soon as I arrived was to create, from scratch, consulting activities for DVE, a company that had historically been oriented toward research and design. I was flying solo at first, but was very effectively supported via instruction at IMA and help with operations from a coach, not to mention the ability to call on the Altran network as needed. IMA taught me to let go of conventional wisdom about what client relationships should be, to be creative, and to develop my own personal network of relationships within the Group. The network is my safety net, something I can call on, when I hit a dead end, by drawing on the cumulative experience of the Group. As for coaching, for me it was a source of help–, highly effective help that was available but not mandatory, enabling me to negotiate each tricky step without any problems."







IMA: THE KEYSTONE OF ALTRAN'S ORGANISATIONAL MODEL

The Institute of Management Altran, the Group's in-house academy, plays a central role in Altran's growth strategy. IMA promotes the understanding and application of key success factors by encouraging the controlled exchange of best practices and know-how within the Group. It helps managers and their consultants to move forward in accordance with their ambitions and quantifiable goals. All together, 400 managers and Company CEOs attended the IMA courses in Paris in 2001.

Its modules have provided training on Altran, the consultancy profession, project management, and personal development to 3 000 European consultants.

THE TALENTED MEN AND WOMEN

Open, curious, on the move, entrepreneurial and empowered – even this list of adjectives fails to do justice to the men and women who have made and will continue to make Altran a success. Attracting the best talent has been one of the group's major strengths.

For Altran, recruiting means above all knowing how to hire the best, as well as spotting applicants' creativity and ability to question themselves, because good consultants need imagination. Recruiting also means showing confidence in the men and women who sign up with Altran. The Group knows how to provide opportunities to applicants, who are chosen both for their personality and development potential. They must all be able to step up their pace as Altran grows and develops. Finally, recruiting means being selective: in excess of 90 000 new people applied in 2001 of which only 5 % were hired.

The success of Altran depends first and foremost on the men and women of the Group.

MULTIPLE CAREER OPPORTUNITIES

Altran's concept of career progression consists in offering consultants many opportunities to grow and develop in an international context. Responsibilities can range from coordinating purely technical projects to managing teams and developing business. It also means letting engineers get a feel for different industries, broaden their range of skills, and play an active role in technology transfer, an important added value that Altran offers its clients. Finally, it means offering them the opportunity for regular, continuing education, in particular at the Institute of Management Altran (IMA), the Group's in-house academy.

WHAT THEY SAY



Giacomo,
CONSULTING ENGINEER
RSI SISTEMI
ALTRAN
(ITALY)

"In 18 months, my career really developed: I started out as a consultant in France and then moved on to a job as a consulting engineer in Italy, my native country."

"When I was first recruited by a French Altran company, I had experience in advanced automotive engineering and two wishes: to gain knowledge of a new industry and to use my education. My wishes have come true! I became a systems engineer, responsible for drafting specifications for complex railway systems. When I wanted to return to Italy, my manager put me in touch with the CEO of an Italian Altran company. I offered him my assistance in creating an auto industry business. I became a consulting engineer, with two roles: coordinating technical projects for clients and getting involved in the company's development. I provide technical backing during the prospecting phase and help recruit consultants."







ALTRAN: STILL RECRUITING

Despite a shaky economy, Altran hired 4 500 engineers in 2001 in Europe and plans to hire over 5 000 more for 2002. 60 % of the applications it receives are direct, while the number of consultants and managers it attracts from other companies is increasing.

These numbers are mainly due to Altran's high rate of name recognition among engineers and managers in Europe.

LISTENING, ANSWERING AND VALUING

To ensure equal access to the Group's services and know-how, Altran decentralizes its recruiting resources by region and country. It also has teams that focus solely on the personal growth of employees in order to better meet their expectations. Altran showcases individual performance by honouring managers of the year, who are selected based on both qualitative (management ability) and quantitative (business results) criteria.

Altran prepares for its future by identifying its up-and-coming CEOs today.







Vincent,
ASSOCIATE MANAGER
ALTRAN SI
MANAGER
OF THE YEAR 2000
(FRANCE)

"What I really like about management is its human feature."

"I soon became aware, partly through feedback from the Institute of Management Altran, of what is at stake in management. Making consultant teams accountable, promoting career development, teaching staff how to be a relay to our clients in order to increase our market share, and constantly upgrading the quality of our work is what drives me daily. Trust is the key to effective management: it enables you to delegate, to avoid needless micromanagement, and to work in a spirit of participation, thereby encouraging creativity. Having myself benefited from steady advancement since I was hired by Altran SI in 1996, I have a strong desire to keep up this momentum around me."



Harriët,
CONSULTANT
DCE CONSULTANTS
ALTRAN
(NETHERLANDS)

"I enjoy wide-ranging autonomy in managing my projects, my clients and my team."

"Though I work in just one field, I hold several levels of responsibility: consultant, business unit manager, member of an expert workgroup and leader of a team of consultants. When I think about it, everything has happened very quickly for me since I joined DCE consultants. Maybe it's because I've always been able to get the training and coaching I need."

THE CAR OF THE FUTURE WILL BE CLEAN

What makes cars so important in our society?

Invented a century ago (a mere blink of the eye in the history of our planet), automobiles have radically transformed our environment. Rural areas have become urbanized and many people daily use motor vehicles to travel more than 20, or even 100 km. The challenge we face now is the extent to which we have become dependent on this mode of transport. Since we cannot "uninvent" the automobile, we have no choice but to invent a clean car or to impose much harsher controls on its individual use.

Why is this so urgent now?

Because everyone has finally agreed that cars and environmental protection don't necessarily go hand in hand. Air pollution, noise pollution, over-consumption of fuel—the list of complaints is long. And public awareness has been sharpened by the fact that governments all over the world are realizing what a precious resource oil is becoming, as supplies dwindle.

This awareness is bound to affect the design of new-generation vehicles...

Absolutely. All the manufacturers are studying the car of the future, which will definitely be a cleaner one. And the fact that emission standards are getting tougher gives them even more incentive to do so. The introduction of clean technologies such as catalytic converters, particle filters and electronic injection will sharply reduce the concentrations of common pollutants between now and 2020. On the other hand, CO_2 emissions, which are directly linked to fuel consumption and are responsible for the greenhouse effect, remain very worrying. Every car maker is now looking at this problem.

Can you give examples of advances already made?

The very latest vehicles to hit the market are the "greenest" ever! They boast more powerful engine technologies and run on less polluting fuels. VW's Lupo, for instance, which is the first mass-produced car to consume 3 litres per 100 km, has a superb list of innovations. The only drawbach is that it retails for the same price as the more powerful models. In addition, only a small part of the market will be willing to be responsible for the environment, and at a price too.

Don't some countries give consumer incentives for "buying green"?

Yes, more and more of them do. In countries with motor vehicle ratios of over 300 per 1 000 inhabitants, governments are encouraging people to buy new cars to get older, more polluting ones off the road.

So what will the automobile look like tomorrow?

It is true that electric car technology is not easily adaptable to family sedans. So innovations will have to focus either on bigger vehicles (where the weight of the battery is proportionally smaller) or individual two- and three-wheeled vehicles equipped with a small battery, a solar panel or a gyroscope. Hybrids combining diesel fuel and electric power are already available in Japan, and Japan's emission standards are now stricter than California's. The problems associated with batteries (which are often made of metal parts that are difficult to recycle) increase the drawbacks of electrical energy sources. The future lies more with fuel-cell or hydrogen cars. If road trials on hydrogen buses are conclusive—since buses have fixed recharging stations that make comparative tests easy—clean cars may yet become a reality before oil resources are depleted. To achieve this goal before the icebergs melt, we will probably have to regulate the market and inspect vehicles that don't comply with standards.

But are you still optimistic about the future?

Of course. Because technology has turned out to be one of the environment's best allies! Some roads are already interacting with vehicles that are "tagged" with electronic sensors and optical technologies. In addition, laser technologies can measure emissions of catalytic converters *in situ*, without stopping the vehicle. Soon mediocrity will no longer be tolerated.



Simon,
CONSULTANT

he automobile plays a dominant role in our society.
he challenge we face today is the extent to which
we have become dependent on this mode of transport.
ince we cannot "uninvent" the automobile, we have no choice
out to invent a clean car or to impose much harsher controls
on its individual use.

ANOTHER SIDE OF ALTRAN

Altran also has a leading role in the city, not just because it is the creator of engineering jobs in Europe, but also because it serves public interest by being useful to the community as a whole. Below are some examples.

WHAT THEY SAY



Trevor Baylis OBE,
SCIENTIST AND HONORARY MEMBER OF THE JUDGES' PANEL FOR THE 2002 ALTRAN FOUNDATION FOR INNOVATION PRIZE (UNITED KINGDOM)

"The Altran Foundation supports inventors and their inventions by pushing innovators to go all the way with their ideas."

"The key to success for an inventor is taking the risk of thinking outside the box, venturing outside the norms, because a respect for conventions can stand in the way of progress.
Ego is also important: it has to be decvelopped!
Being narcissistic makes it easier to see your ideas to their fruition. Unless you proceed with daring, your ideas may stay buried inside you your whole life"





THE ALTRAN FOUNDATION FOR INNOVATION: PROMOTING TECHNOLOGICAL INNOVATIONS FOR THE BENEFIT OF THE ENTIRE COMMUNITY



Created in 1996 on the initiative of Altran's directors, the Altran Foundation for Innovation awards a prize every year for technology innovation, based on a given proposal's potential for immediate benefit of the community as a whole. This prize's groundbreaking difference: winners receive a year's free consulting, during which Altran helps them turn their technological projects into reality. Topics for the competition have included the preservation of cultural heritage, pain reduction, access to water, food safety and in 2001, improvements to urban life.

Altran's civic involvement illustrates the qualities that set the Group apart: technology and innovation, but also human and ethical values.

The judges' panel, made up of European public figures (who do not belong to the Altran Group), chose to reward two contenders last year: Julien Troquet, a young French researcher, for his environmental soil clean-up process, and British professor Martin Lowson, for his new-generation urban transport method. In October 2001, the Altran Foundation for Innovation launched the sixth award programme in Europe. This year's theme: technology innovations for developing countries.



ALTRAN, THE CULTURAL HERITAGE FOUNDATION AND *OUEST FRANCE* SAVE HERITAGE IN BRITTANY

Building the future means drawing on one's roots. To illustrate this, Altran teamed up with the Cultural Heritage Foundation and the regional



daily newspaper *Ouest France* to launch the "Save a historical building in Your Neighbourhood" programme. The contest invited students, Altran employees and the general public to take photos of their favourite monument that was in danger of disappearing. The judges' panel, made up of people with strong ties with Brittany, selected the winners among the photographers. The selection criteria were the aesthetics of the building, its rarity, and its chances of successful restoration. The first structure to be renovated will be a 15th-century pigeon loft.

ALTRAN AND AROP: OPENING THE DOORS OF THE OPERA

Through a partnership with the *Association pour le Rayonnement de l'Opéra de Paris*, an association promoting access to the opera, every season Altran offers discount rates for students to attend shows in one of the world's finest shrines to music: the Paris Opera. Altran also organizes private shows for students in the prestigious drawing room of the Palais Garnier - another way of opening the doors of this historic opera house to the whole community.

ALTRAN AND THE CNJE: FOSTERING THE ENTREPRENEURIAL SPIRIT

Altran has been supporting the CNJE (*Confédération Nationale des Junior-Entreprises*) since 1996 in its efforts to make the French Junior Enterprise association more professional. Altran sponsors training programmes held at national and regional conventions, where managing directors give speeches at the *Club de l'Avenir*, and where Quality awards are presented annually to the best Junior Enterprises of the year. This year, Altran has decided to extend its involvement internationally by forming partnerships with Belgian, Spanish, Portuguese and Brazilian Junior Enterprises, among others.

WHAT THEY SAY



Julien Troquet,
BIOBASIC ENVIRONNEMENT,
WINNER OF THE 2001 ALTRAN FOUNDATION FOR INNOVATION PRIZE (FRANCE)

"In my opinion, the Altran Foundation for Innovation is an excellent vehicle for promoting innovation in all its forms."

"It was with great pleasure and not a little emotion that I received the 2001 Altran Foundation for Innovation Prize last June for developing a soil decontamination process using bioremediation. The project is an innovative one, because it supports in situ pollution cleanup: microorganisms break down pollutants, leaving the ecosystem intact. The year of free technology consulting provided by the Altran Foundation for Innovation really sped things up: less than a year after winning the prize, we are now conducting tests on a large-scale. But Altran consultants offered more than just technological support. Besides R&D, they advised me about economic, financial and marketing aspects, so that my process could be marketed quickly."

GEOGRAPHICAL DISTRIBUTION OF OPERATING COMPANIES

ON 31 DECEMBER 2001, ALTRAN TECHNOLOGIES DIRECTLY OR INDIRECTLY OWNED OVER 95 % OF OPERATING COMPANIES IN THE ALTRAN GROUP.



AUSTRIA
Gosch / Graz, Vienna
Teamworks / Vienna, Vörgel

BELGIUM
ALTRAN Europe / Brussels
DCE Consultants / Brussels
De Valck Engineering & Consulting / Brussels
DP Europe / Brussels
Net@rchitects / Brussels

BRAZIL
DTS / Brasilia, Porto Alegre, Recife, Rio, Sao Paulo
Polen Technologies / Alphaville, Rio, Sao Paulo, Uberlandia
4 COM / Salvador de Bahia, Sao Paulo
TC / BR / Brasilia, Sao Paulo

FRANCE
Actisys / Paris
Adena / Paris
Algoplus / Paris
Alplog / Aix-en-Provence, Belfort, Grenoble, Lyons, Strasburg
Altair Technologies / Nancy, Strasburg
Altior / Lyons, Paris, Rennes Sophia Antipolis, Toulouse
ALTRAN Avenir / Paris
ALTRAN Information Technologies / Paris
ALTRAN Systèmes d'Information / Paris
ALTRAN Technologies / Aix-en-Provence, Lyons, Nice, Paris, Rennes, Toulouse
Ariane Ingénierie / Belfort, Lyons, Metz, Nancy, Strasburg
Atlantide / Brest, Rennes
Axiem / Paris
Berata / Strasburg
Cerri / Lyons, Paris
Cervix / Paris
CGS / Paris
Ciriel / Aix-en-Provence, Grenoble, Lyons, Valence
Cogix / Aix-en-Provence, Avignon, Grenoble, Lyons, Paris
Cortical / Paris
Datacep / Bordeaux, Lille, Paris
2AD / Paris
Diorem / Paris
DP Consulting / Paris
Edifis / Paris
EEC / Lyons, Paris
EGTM / Montpellier, Orange, Paris, Toulouse, Sophia Antipolis
Ethnos / Paris
Excellia / Paris
Gentech / Paris
Gerpi / Rennes
Grenat Productique / Brest, Nantes, Rennes
Hémisphères / Marseilles, Paris
Idefi / Lyons, Paris
Imnet / Paris
Interactif / Paris
Logiqual / Paris, Toulouse
Lore / Paris
MAP / Angers, Paris
NESS Consulting / Paris
Orthodrome / Paris
Osys / Paris, Sophia Antipolis
PSI / Paris
Réalix / Paris, Toulouse
SCCE / Paris
Segime / Les Mureaux, Lyons, Paris
Sivan Consulting / Paris
T.MIS Consultants / Paris
Trininfor / Paris

GERMANY
ALTRAN Technologies Deutschland / Frankfurt
ASKON Beratungs / Bremen, Gummersbach, Hamburg
ASKON Consulting / Frankfurt, Gummersbach, Munich
Berata / Böblingen, Frankfurt, Hamburg, Munich, Wolsburg
De Simone & Osswald / Berlin
energy+consult / Leipzig
Eurospace / Berlin, Flöha, Frankfurt, Munich
Sutherland Consulting / Frankfurt

ITALY
ASP / Turin, Rome, Milan
CCS / Turin, Milan
CEC / Milan, Rome
Cedati / Turin, Milan, Savigliano
Ekar / Milan, Rome
ISL / Pisa, Rome, Naples
Organizzazione Informatica / Turin
OTBA / Rome
Pool Consulting / Turin
RSI Sistemi / Milan, Rome, Turin
Sentieri di innovazione / Rome
TQM / Bari, Bologna, Cagliari, Milan, Padua, Pescara, Rome, Salerno, Sassari, Syracuse, Turin, Viareggio

LUXEMBURG
ALTRAN Technologies Luxembourg
E-Consult
Lore Luxembourg
ITBC

NETHERLANDS
ALTRAN Technologies Netherlands / Amsterdam
BPI / Oosterbeek
DCE Consultants / Amsterdam
Fagro / Maastricht, Eindoven
Gyata / Rotterdam

PORTUGAL
Altior Portugal / Lisbon
ALTRANtec / Lisbon
Global N / Lisbon
Prisma / Lisbon, Porto

SPAIN
AG Technology / Madrid
ALTRAN SDB / Madrid, Valladolid
Consultrans / Madrid, Sevilla
DSD / Barcelona
Inad / Madrid
Info 93 / Madrid
Insert Sistemas / Barcelona, Madrid
NCS / Madrid
Norma Consulting / Barcelona, Madrid
S 2 / Barcelona, Sabadell
Sertec / Barcelona
Siev / Madrid
Spoc / Barcelona, Madrid
STE Consulting / Barcelona, Madrid, Sevilla, Valencia
Strategy Consultors / Barcelona, Madrid

SWEDEN
Consignit / Göteborg
Neweng Consulting / Linköping, Stockholm

SWITZERLAND
ALTRAN Technologies Switzerland / Friburg
Berata / Bâle, Zug
Cerri Consulting / Geneva, Lausanne
D1B2 / Friburg, Lausanne
De Simone & Osswald / Zurich, Bâle
Infolearn / Lausanne, Geneva
Innovatica / Geneva
Net@rchitects / Geneva, Zurich
Sigma / Neuchâtel

UNITED KINGDOM
ALTRAN Technologies UK / London
Aspect Assessment/ Bath, Birmingham
City Consultants / London
Cygnite / London
DCE Consulting UK / Oxford
Gresham Bell / London
HIS Consulting / Harlow
Praxis Critical Systems / Bath, London
Sutherland / Glasgow, London
Synectics / London

UNITED STATES
ALTRAN / Boston, Chicago
CSI / Boston
Synectics / Boston
The Johnsson Group / Chicago

MANAGEMENT REPORT

ANNUAL COMBINED SHAREHOLDERS' MEETING ON 18 JUNE 2002

Ladies and gentlemen,

We have invited you to today's Annual Combined Shareholders' Meeting in order to accomplish the following:

- To report to you, during the ordinary part of the Meeting, details concerning the company's position for the fiscal year ending 31 December 2001, its foreseeable future, and the events that have occurred since the end of the fiscal year; to submit the company's income statement, balance sheet, and appendix for your approval, as adopted by the Board of Directors; and to allocate the fiscal year's earnings and deliberate on the accounts for the fiscal year 2001;
- To ask, during the special part of the Meeting, that you authorize the Board of Directors to make capital increases, with or without pre-emptive rights and, if appropriate, to buy its own shares.

CONSOLIDATED DATA

€ M	2001	2000	Change (%)
REVENUES	1 278.6	900.2	42
EBIT	233.6	164.5	42
CURRENT INCOME FROM OPERATIONS	227.7	155.5	46.4
NET INCOME *(before amortization of goodwill)*	134.3	93.1	44.3
Amortization of goodwill	13.3	8.8	51.1
Net income, group share	120.8	84.2	43.5
Net cash flow	148.5	99.6	49.1

EXTREMELY SATISFACTORY PERFORMANCE

On 31 December 2001, consolidated annual revenues were 1 278.6 million euros, an increase of 42 % over the previous year. Altran's revenues more than doubled (+108 %) in the two years from 1999 to 2001.
The Group owes such solid performance to:

- an unusually dynamic, hard-driving, growth-based business model;
- the entrepreneurship, autonomy, drive, and high motivation of Altran's operations managers;
- the continued growth of Altran's business with its major clients and the opening of new key accounts;
- the recognized success of the Altran Group's internationalisation strategy;
- the Group's ability to maintain strong growth in a depressed economic climate, underscoring the strategically defensive nature of its business model.

STRONG, STEADY GROWTH

Altran's revenues grew by 42 % in 2001.
The Group owes its capacity for strong, steady growth not only to its scientific and technological know-how but also to the fact that its CEOs and managers are true entrepreneurs.
In addition to being independent and creative, they are entirely free to develop their businesses. They have a capacity for innovation within their means that applies to a wide range of client sectors. This allows them to be highly responsive and extremely flexible, while giving them the cross-disciplinary perspective on technologies that is of great benefit to their customers.

ACQUISITIONS AND INTEGRATION STRATEGY

Over the next few years, Altran will continue to carry out its acquisitions with the interests of its shareholders in mind. Because of the manner of integrating new companies, acquisitions are a way of guaranteeing shareholders a high return on their investment.

Indeed, when Altran CEOs and managers serve as coaches they apply their know-how both to their own company or business unit and to new companies that have recently been incorporated in the Altran fold. They make sure that these new companies are integrated in Altran by relaying the energy, methods, instruments, and collective know-how that are responsible for Altran's performance, enabling new members to achieve the Group's overall level of profitability very quickly.
In 2002, this strategy will primarily concern Arthur D. Little (see page 44). In doing so, Altran makes no operational distinction between so-called "internal" growth and "growth through acquisitions": same methods, same players.

WHAT THEY SAY



Bernard Belletante,
DIRECTOR
OF *ECOLE DE MANAGEMENT DE LYON*
(FRANCE)

"Altran offers an innovative model of an entrepreneurial company."

"Altran functions as a network, one that is spearheaded by individuals with considerable autonomy.
The role of individuals, regardless of their job, is not just to optimize what they do under constraints but also to identify the constraints and change them. They do not employ "set" resources, but choose the resource within the network that is most relevant to a given moment in time. Altran has become one of our yardsticks for management innovation. In concrete terms, Altran is acting as a sponsor to promote the *Ecole Supérieure de Commerce.*"





INTERNATIONAL SUCCESS

Altran continues to step up its activities in the 12 countries in which it does business in Europe: Germany, Austria, Belgium, Spain, France, United Kingdom, Italy, Luxemburg, the Netherlands, Portugal, Sweden, and Switzerland. It is also branching out into Brazil and the United States.

The revenues of Altran companies outside France totalled 577.7 million euros in 2001, up 57 % from 2000. It represents 45.2 % of Group consolidated revenues, compared with 41 % the year before. New clients the world over have placed their trust in Altran because of its known capacity for innovation: examples include the Dutch Ministry of Transport, the research centre of the RAI television broadcasting company in Italy, and Eurocopter in Germany.

In Brazil and the United States, local teams, are being established successfully. In 2002, revenues outside France will exceed 50 % of total revenues.

Altran will surpass its goal of 2 000 million euros in revenues in 2003, and will generate most of its revenues outside France.

THE IMA: A KEY INSTRUMENT IN THE ALTRAN MODEL

The Group invested heavily in the Altran Management Institute (IMA) in 2001, as it has in previous years. The institute gave 78 000 hours of training in 2001, compared to 45 000 in 2000. Indeed, the Group's in-house university has more than confirmed its ability to support Altran's operational growth. Its span is now much more international: 64 % of the managers and one-third of the consultants who train there are not French, and the IMA team teaches classes in five different languages. The IMA also has follow-up instructors in five countries.

GROWTH IN ALTRAN ENTITIES THROUGHOUT THE WORLD



LATE 1995

GROWTH IN REVENUE COUNTRIES OUTSIDE FRANCE IN € M



2000
2001
76
98.2
23.4
48.3
30.2
41.4
72.2
118.9
65.1
108.5
27.4
44.3
30.6
48.6
6.5
31.9
Benelux
Brasil
Germany
Italy
Spain
Switzerland
United-Kingdom
United-States



- under 50 consultants
- from 50 to 150 consultants
- from 150 to 500 consultants
- over 500 consultants

2001

REVENUE AND NET INCOME IN €M


REVENUE
NET INCOME
76.5
89
114.5
155.8
210.4
20.7
291.3
28.6
437.1
44.5
614.8
62.7
900.2
93.1
1 278.6
134.3
92
93
94
95
96
97
98
99
00
01

TOTAL NUMBER OF EMPLOYEES AT YEAR END


952
1 250
1 603
2 366
3 219
4 369
6 118
8 665
12 823
16 651
92
93
94
95
96
97
98
99
00
01

NEW ENERGIES: MORE THAN A PASSING FASHION

What are the overall trends in the energy market?

International demand for energy is climbing at an impressive rate: in the 20th century, the planet's population quadrupled, while its energy consumption jumped sixteen-fold. Energy consumption by end-users is expected to climb from 5 800 Mpet (million petroleum equivalent tons) in 1997 to 9 200 Mpet in 2020. Over the next 20 years, primary energy consumption should double in developing countries and will shoot up by more than 25 % in OECD countries. Primary liquid energy sources are currently losing ground to gas sources. By 2050, natural gas and, ultimately, hydrogen consumption will meet 60 % of demand. At the same time, the consumption of solid and liquid energy sources, which currently represent 65% of the market, will drop below 20 %.

Do disasters like the Chernobyl accident encourage the emergence of new energy sources?

Such accidents have one thing in common: they are due largely to poor maintenance and human or technological error, more so than the dangers of nuclear power per se. There were huge failures in energy management in California a few years ago, which resulted in dramatic electric-power blackouts and failures. The shortages were due to forecasting errors and poor planning, as well as to the introduction of a price cap in a supposedly deregulated energy market, discouraging investment in new plants. These two examples show there are no quick, cheap solutions to accidents that occur in the energy sector.

What are the current and future innovations in the energy sector?

The greatest stride of all time will be nuclear fusion, but it will take at least three decades to achieve it. New solutions must be found while the United States and Europe strive to meet the challenge. There are two main focuses in energy innovation: the first is new energy sources, and the second is energy management, that is, new ways of using and distributing energy. The two work together. In the thermoelectric power industry, the replacement of petroleum with gas, coal, biomass, and waste opens up new possibilities for innovation. Thanks to these new combinations, combustion temperatures should continue to be boosted significantly, further improving efficiency.

On the other hand, I expect photovoltaic and wind plants to gradually become more widespread, a sign of the trend towards decentralized energy production. This trend will peak in the revolution brought about by fuel cells, a major innovation of the coming years that will apply not just to electric power plants but to cars as well. The main advantages of this promising technology are autonomy, high efficiency, no pollution emissions, and lower production of CO_2, the gas responsible for the greenhouse effect. Generally speaking, we will probably see a decline in the number of major power plants over the next few years, as soon as most of them have hit their maximum life span. As the World Watch Institute pointed out, micro-energy is our greatest hope, since it generates energy closer and closer to the end user. Another innovation - this one not based on technology - is political awareness that energy is a planetary question, whose optimisation will require joint efforts, beyond national territories. Since the Kyoto treaty, sustainable development applies more than ever to energy.



Luca,
CONSULTANT
RSI SISTEMI
ALTRAN
(ITALY)

International demand for energy is climbing at an impressive rate: during the 20th century, the planet's population quadrupled, while its energy consumption jumped sixteen-fold. Over the next 20 years, primary energy consumption should double in developing countries and will shoot up by over 25 % in OECD countries.

BREAKDOWN OF 2001 REVENUE BY CLIENT SECTOR


COMMERCE AND DISTRIBUTION 3.1 %
PUBLIC ADMINISTRATION 3.5%
CONSUMER ELECTRONICS 5.4%
PROCESS INDUSTRIES 5.1%
MISCELLANEOUS 2.8 %
AERONAUTICS AND SPACE 14.8 %
RAIL TRANSPORT 3.8 %
MEDIA 3.6 %
BANKING, INSURANCE AND SERVICES 12%
DEFENCE 4.1 %
TELECOMMUNICATIONS 18.4 %
ENERGY 5.1 %
AUTOMOTIVE 18.3 %

BREAKDOWN OF 2001 REVENUE BY FIELD


SAFETY, RELIABILITY, AND SECURITY 6.5%
AUTOMATION, PROCESSES, AND MANUFACTURING 7.3%
ERGONOMICS AND MAN-MACHINE INTERFACES 2.6%
QUALITY, METHODOLOGY, ORGANISATION, AND STRATEGY 14.3 %
MODELLING, SIMULATION, AND SCIENTIFIC COMPUTATION 7.1 %
INFORMATION TECHNOLOGIES 16.9 %
TECHNOLOGY MONITORING 1.1 %
MISCELLANEOUS 0.9%
PHYSICAL SCIENCES 24.1%
ELECTRONICS AND MICROELECTRONICS 19.2 %

A BUSINESS MODEL DESIGNED TO LAST

Altran ensures a lasting business model through the IMA, of course, but also through coaching programmes designed to help the heads of business units prepare Altran's management for the challenges of 2004/2005, both in France and internationally. Altran spent a total of 31 million euros on such initiatives in 2001, as opposed to 23 million in 2000.

SPECIALITIES

Altran's business has been growing at an average rate of 80 % in the following specialties: quality assurance, methodology, organisation, strategy, safety and reliability, security, risk assessment, and technology monitoring.

BREAKDOWN OF REVENUE BY CLIENT SECTOR

Altran's biggest client accounts for 3% of its revenues, thus showing the Group's client independance. The cumulative revenue generated by its ten biggest clients total less than 20 % of total revenue. The Group's ten biggest clients are located in five different countries, and only three of them are French. Altran's relative protection from the fluctuations of the economy confirms the lasting strategic and defensive nature of its business model. The Altran Group does not simply carry out the major technology projects it is awarded; it anticipates the needs of its customers by identifying problems and creating innovative solutions.

Every field in which Altran was present in 2001 posted growth of at least 31 %. Several sectors are highlighted here.

GOVERNMENT AND PUBLIC ADMINISTRATION

In 2001, Altran had its steepest ever growth in revenues of +99.6 %. Altran companies offer public sector players high-added-value services, in particular in strategy and management consultancy. Principal projects include management of major programmes for the European Commission.

PROCESS INDUSTRIES

This is yet another sector whose revenues almost doubled (+94 %) in 2001. The growth is explained by Altran's ability to help its clients - especially in the chemical and pharmaceutical industries - to improve their manufacturing processes while meeting their requirements for a rapid return on investment.

RAIL TRANSPORT

Altran's revenues jumped by 82.7 % in this sector in 2001. Altran companies offer European railways a wide range of skills and knowledge in physical sciences, security, safety and reliability, quality assurance, organisation, automation, and manufacturing. They help them continually improve both their rolling stock and their networks, particularly when working on cross-border projects.

AERONAUTICS, SPACE, AND DEFENCE

All together aeronautics, space, and defence represents Altran's largest sector, with revenues up 38.3 % from 2000.

WHAT THEY SAY



Didier,
SENIOR CONSULTANT AND
ALTRAN SHAREHOLDER
ALTRAN TECHNOLOGIES
(FRANCE)

"Being an Altran shareholder changes everything! You know what you're fighting for; that makes you much more involved."

"I have been a shareholder since 1998.
I inherited some money and decided to invest my unexpected sum in a stock portfolio, half of which went to Altran because I believe in the Group's future, the validity of its business model, and the quality of its top management.
I consider it a long-term investment.
I manage the portfolio myself, keeping up with daily market trends.
Altran stock has been treated unjustly, considering the extreme diversification of Altran's business and its excellent earnings - but it has fared better than others, so I'm sitting tight."

TELECOMMUNICATIONS

Despite problems in the telecommunications industry in 2001, Altran has had a steady growth in telecommunications sector revenue, which climbed up 32.1 %.

BANKING, INSURANCE, AND SERVICES

Altran companies have acquired experience for the benefit to these industries in the following fields: information systems, reliability, security and safety, methodology, and strategy and organisation projects.

ALTRAN SKILLS MATRIX: KNOW-HOW ACROSS THE GROUP OVER ALL CLIENT SECTORS


TECHNOLOGICAL KNOW-HOW
The darker the colour, the greater the technological skill and knowledge in our clients' business sectors.
Physical sciences
Safety, reliability, and security
Information technologies
Quality assurance, methodology, organisation, and strategy
Modelling, simulation, and scientific computation
Electronics and microelectronics
Ergonomics and man-machine interfaces
Automation, processes, and manufacturing
Technology monitoring
CLIENT SECTORS
1 PUBLIC ADMINISTRATION
2 AUTOMOTIVE
3 BANKING, INSURANCE, AND SERVICES
4 COMMERCE AND DISTRIBUTION
5 DEFENCE
6 CONSUMER ELECTRONICS
7 ENERGY
8 PROCESS INDUSTRIES
9 MULTIMEDIA
10 SPACE AND AERONAUTICS
11 TELECOMMUNICATIONS
12 RAIL TRANSPORT

STOCK MARKET HISTORY

Altran has been listed on the Stock Market since 1987. Since then, the average annual growth of its earnings per share - after amortization of goodwill - has been 32.8 %. AT Kearney ranks Altran Technologies as the top stock in Europe over the last ten years in terms of creating value for its shareholders, and as the seventh stock worldwide over the same period. Altran continues to confirm its solid, long-term value.

SELF-FUNDED RESEARCH

Group-wide spending for the year totalled approximately 5.2 million euros.

PARENT COMPANY ACCOUNTS

In 2001, the parent company Altran Technologies, recorded revenues of 231.7 million euros and an EBIT of 43.2 million euros. Net financial income was 27.9 million euros, including dividends of 19 million euros from subsidiaries. After taking into account 5.2 million euros allocated to profit sharing and corporate income tax of 17.9 million euros, net profit is 47.6 million euros.

CONSOLIDATED FINANCIAL STATEMENTS

The year 2001 ended with a 42 % increase in consolidated revenues, reaching 1 278.6 million euros. Operating profits came to 233.6 million euros, an increase of 42 %, representing 18.3 % of revenues. Thus, Altran ranks at the top of European consultancy firms and at the very top of international ones.

After subtracting net financial income of 5.9 million euros, current income from operations is 227.7 million euros. The extraordinary loss is 2.7 million euros.

Given employee profit-sharing of 15.6 million euros and corporate income taxes of 75.1 million euros, net income before amortization of goodwill is 134.3 million euros, up 44.2 % over the previous year. Net profits, before amortization of goodwill, are 10.5 % of revenues. It should be noted that this rate is the best for the last six years.

Amortization of goodwill amounted to 13.3 million euros, yielding a net profit of 120.8 million euros after this amortization, a 43.6 % increase in profits over 2000.

In 2001, financial investments consisted of 70.6 million euros for acquisitions during the year, and 93.8 million euros for additional payments associated with the previous year's acquisitions.

OUTLOOK

Altran forecasts revenue and income growth of 30 % in 2002. Revenue outside of France will account for more than 50 % of all revenues for the same period. Drawing on its unique business model, which is especially good at protecting shareholder value, Altran aims to become the world leader in innovation consultancy, with a staff of 40 000. The European market alone offers enough opportunity for Altran to achieve this goal. Moreover, Altran has a guaranteed access to open international markets outside of Europe.

OTHER INFORMATION

• Stock options

The Shareolders at the Annual Meeting on the 26th June 1996 authorized the Board of Directors to offer stock options to Altran Group employees. In the course of the fiscal year, 1 670 508 shares were suscribed for under the 1996 plan, which came to maturity.

• Management of the company

Altran is managed by a Board of Directors, whose names and positions within other companies are listed below:

• *Mr. Alexis KNIAZEFF* Chairman of the Board of Directors, Chairman of two Altran affiliated companies, and Director of four others.

• *Mr. Hubert MARTIGNY* Vice-president and Executive Director, Chairman of three affiliated companies of the Group and Director of four others, Manager of the HMM and HMP Companies, Chairman of Salle Pleyel and of EGP Company.

• *Mr. Frédéric BONAN* Executive Director, Chairman of three Altran affiliated companies, and Director of six others.

• *Mr. Jean-Michel MARTIN* Assistant Executive Director, Chairman of three affiliated companies, Manager of two Altran affiliates, and Director of six others.

• *Mrs. Annie KNIAZEFF* Managing Director of Genepi SARL.

• *Mr. Florian MARTIGNY* Director.

Total gross compensation and benefits in kind paid out to all Altran directors came to € 3 151 180.

• Annual Shareholders' Meeting

We are asking you to approve a number of resolutions empowering your Board of Directors to effect, at its sole discretion and as may be appropriate, transactions entailing an increase in your company's capital stock without preferred subscription rights. The waiver of preferred rights is intended to speed issuance procedures and thus increase the likelihood that issues will be successful. However, we draw your attention to the following points concerning issues without preferred rights as provided for under Resolution 13:

• your Board of Directors may grant existing shareholders a right of priority for subscription

• the sum paid or due to the company for each of the shares issued, with due allowance for the issue price of related stand-alone equity warrants where applicable, must be at least equal to the average of opening prices for existing shares over ten consecutive trading days selected from among the 20 preceding the date of the issue of new securities, after adjustment, where applicable, for the date from which they carry dividend rights. In addition, we are asking for a revision of the bylaws to bring them into accordance with the law of 15 May 2001.

WHAT THEY SAY



Philippe,
ASSOCIATE MANAGER
ALTRAN
(ITALY)

"In the Altran Group, when a team has experienced success it will strive for more of the same."

"After managing an Altran company in France, I transfered to Italy to help accelerate the growth of first one, and then three companies. This was a new and very rich experience for me. My job involved speeding up the increase in managerial business: hiring, prospecting new projects, diversification, financial management, and the like. In doing this, I am fortunate to be working with motivated, inventive Italian CEOs and managers. Thanks to them, Altran companies in Italy share their experience in a highly productive way."

IDENTITIES OF SHAREHOLDERS HAVING MORE THAN 5 % OF CAPITAL

	% of capital	% of voting rights
Mr. Alexis **KNIAZEFF**	11.64	18.55
Mr. Hubert **MARTIGNY**	11.68	18.49
ALTRAN DIRECTORS FUND	8.94	7.31

PROPOSED EARNINGS ALLOCATION

We propose the following allocation of earnings for the fiscal year 2001:

Fiscal year earnings	€ 47 599 429
Less the contribution to the legal reserve	€ -1 584 291
Plus the positive balance brought forward earlier	€ 44 368 307
Earnings for distribution	€ 90 383 445

The payment of € 18 343 280 as a shareholder dividend which based on 91 716 402 shares represents € 0.20 per share, plus € 0.10 tax credit per share, giving € 0.30 per share. The balance is brought forward to retained earnings, increasing it to € 72 040 165.

As a reminder, the following dividends were distributed over the last three fiscal years:

Fiscal year	*Total net dividend*	*Total dividend tax credit*	*Total return*
2000	€ 12 606 418	€ 6 303 209	€ 18 209 627
1999	€ 9 609 180	€ 4 804 590	€ 14 413 770
1998	€ 6 729 764	€ 3 364 882	€ 10 094 647

ARTHUR D. LITTLE

Altran has lent its support to MBO (management buy-out of a company) of the non-US activities of the Arthur D. Little Group (including the well-known company Cambridge Consultants Ltd. in UK).

The activities in question are located mainly in Europe, primarily northern Europe, but Arthur D Little also does business in Latin America and Asia. Approximately 1 000 people are employed on its projects.

Altran now owns the Arthur D. Little brand name worldwide.

Altran has the option to purchase all or some of the profitable businesses involved in the MBO, subject to its usual criteria and procedures.

Arthur D. Little, founded 116 years ago, was the first company to come out of the prestigious Massachusetts Institute of Technology (MIT).

Altran is already involved in fields in which Arthur D. Little is active, notably strategy and management consultancy, which involve over 2 000 Altran consultants.

Key senior Arthur D. Little executives involved in the MBO have made the following statement:

"Our company's synergies with Altran are based on:

- *complementary skills and expertise, services, and customer portfolio*
- *Altran's growth momentum and its proven ability to sustain its performance*
- *a focus on the customer, and a respect for individuals and local cultures".*

The advantages of the operation are:

- a new and prestigious brand name that is recognized the world over (USA, Europe, Asia, and Latin America);
- a line of services that is positively complementary, both in terms of geography, sector, science, and technology (in the English-speaking world, Arthur D. Little has always been regarded as the only company that is similar to Altran when it comes to its specialities);
- an exceptional pool of consultants and managers of international stature.

To summarize, Arthur D. Little offers extraordinary international growth potential, especially in the USA.

CONTENTS

FIVE-YEAR FINANCIAL SUMMARY OF ALTRAN p.46

BALANCE SHEET ON DECEMBER 31, 2001 p.48

STATEMENT OF INCOME ON DECEMBER 31, 2001 p.49

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ON DECEMBER 31, 2001 p.50

CASH FLOW STATEMENT ON DECEMBER 31, 2001 p.57

REPORT OF THE STATUTORY AUDITORS p.58

ALTRAN TECHNOLOGIES


CONSOLIDATED FINANCIAL STATEMENTS

FIVE-YEAR FINANCIAL SUMMARY OF ALTRAN

WHAT THEY SAY



Francisco,
FORMER CONSULTANT,
NOW A BUSINESS MANAGER
PRISMA
ALTRAN
(PORTUGAL)

"As far as I'm concerned, Altran has three great strengths: ongoing opportunities to share experiences, multi-sector know-how, and a multi-field approach to new technologies."

"After beginning my career in marketing with an electronics giant, I joined Altran in 2001 as a consulting engineer.
I worked on several projects in the field of information systems, which were related to areas as diverse as thermodynamics and electronics.
In January 2002, I chose to become a business manager.
The focus of my business unit is the application of electronics to industry.
What is my future? Simple: I want to expand my business unit by diversifying into new fields where we can apply our expertise, in a way that offers constant challenges, both for my team and for myself."

IN THOUSANDS OF EUROS	1997	1998	1999	2000	2001
OPERATIONS AND INCOME					
REVENUES	291 310	437 131	614 924	900 224	1 278 608
INCOME BEFORE TAXES, PROFIT SHARING, AMORTIZATION AND PROVISIONS	51 322	84 197	117 873	165 888	242 042
CORPORATE INCOME TAX	15 580	28 127	40 530	53 459	75 135
EMPLOYEE PROFIT SHARING	4 193	6 454	8 074	9 669	15 578
INCOME (before amortization of goodwill)	***28 587***	***44 489***	***62 745***	***93 116***	***134 280***
AMORTIZATION OF GOODWILL	2 309	3 432	5 703	8 822	13 266
MINORITY INTEREST	27	61	31	147	177
NET INCOME	26 252	40 995	57 011	84 147	120 837
DIVIDENDS PAID	4 275	5 234	6 730	9 609	12 606
SHARE CAPITAL AT YEAR END					
SHARE CAPITAL	3 731	14 955	30 015	30 015	45 858
NUMBER OF SHARES	2 447 710	9 809 858	30 015 282	30 015 282	91 716 402
INCOME PER SHARE (before amortization of goodwill)	***11.7***	***4.5***	***2.1***	***3.1***	***1.5***
AFTER AMORTIZATION OF GOODWILL	10.7	4.2	1.9	2.8	1.3
DIVIDEND PER SHARE	2.1	0.7	0.3	0.14	0.20*
EMPLOYEES					
TOTAL NUMBER OF EMPLOYEES	4 369	6 118	8 665	12 823	16 651
PAYROLL	135 849	200 065	279 860	408 650	575 886
PAYROLL TAXES	53 905	75 570	104 136	146 706	195 926
SHAREHOLDER'S EQUITY	***97 946***	***136 029***	***189 209***	***262 347***	***380 177***

* The amount of the dividends will be proposed to the General Meeting on the 18th of June 2002.

WHAT THEY SAY

Julien Esposito,
VICE-PRESIDENT OF THE CNJE
(FRANCE)



"Entrepreneuring, innovating, and surpassing oneself: these are values Altran shares with the Junior Entreprises."

"For seven years now, the Altran Group has sponsored the CNJE (the *Conféderation Nationale des Junior-Entreprises* - National Confederation of Junior Entreprises) as a high-tech consultancy partner. The partnership involves exchanges between Altran, the Junior Entreprises, and the CNJE, and is remarkable in that it creates added value. Junior Entreprises are lucky to benefit from the experience and know-how built up by Altran, which provides training. Altran's coaching has already yielded visible results in some organisations. I am optimistic that our common goals will give our relationship a promising perspective."

BALANCE SHEET ON DECEMBER 31, 2001

ASSETS (IN THOUSANDS OF EUROS)	DECEMBER 31, 2001			DECEMBER 31, 2000
	GROSS	AMORTISATION AND PROVISIONS	NET	NET
FIXED ASSETS	***619 789***	***86 556***	***533 233***	***363 670***
INTANGIBLE FIXED ASSETS				
GOODWILL	12 553	171	12 382	8 312
OTHER INTANGIBLE FIXED ASSETS	18 248	8 902	9 346	4 410
GOODWILL FROM ACQUISITIONS	496 332	41 694	454 638	303 315
TANGIBLE FIXED ASSETS				
LAND	183	0	183	183
BUILDINGS	3 509	991	2 518	2 362
OTHER TANGIBLE FIXED ASSETS	71 493	34 703	36 790	28 103
FINANCIAL FIXED ASSETS				
SHAREHOLDINGS	681	32	649	298
OTHER EQUITY INVESTMENTS	1 320		1 320	611
LOANS AND GUARANTEES	15 470	63	15 407	16 076
CURRENT ASSETS	***857 268***	***6 272***	***850 996***	***720 148***
INVENTORY AND WORK IN PROGRESS	4 569		4 569	4 106
ADVANCE PAYMENTS TO SUPPLIERS	1 425		1 425	437
TRADE NOTES AND ACCOUNTS RECEIVABLE	452 668	6 125	446 543	367 682
OTHER RECEIVABLES	77 264	119	77 145	58 603
MARKETABLE SECURITIES	210 560	28	210 532	186 005
CASH	110 782		110 782	103 315
ACCRUAL ACCOUNTS	***11 394***		***11 394***	***9 199***
PRE-PAID EXPENSES	6 708		6 708	3 985
DEFERRED CHARGES	4 686		4 686	5 214
TOTAL ASSETS	***1 488 451***	***92 828***	***1 395 623***	***1 093 017***

SHAREHOLDERS' EQUITY AND LIABILITIES (IN THOUSANDS OF EUROS)	DECEMBER 31, 2001	DECEMBER 31, 2000
SHAREHOLDERS' EQUITY	***380 178***	***262 346***
SHARE CAPITAL	45 858	30 015
ADDITIONAL PAID-IN CAPITAL	9 106	0
CONSOLIDATED RESERVES	206 237	149 712
FOREIGN CURRENCY TRANSLATION GAINS OR LOSSES	-1 860	-1 528
NET INCOME FOR THE YEAR	120 837	84 147
MINORITY INTEREST	***286***	***177***
IN RESERVES	177	30
IN NET INCOME	109	147
CONDITIONAL ADVANCES	***226***	***0***
PROVISIONS FOR LIABILITIES AND CHARGES	***16 328***	***15 853***
DEBT	***994 275***	***811 491***
CONVERTIBLE BONDS	464 195	455 319
BORROWING FROM CREDIT INSTITUTIONS	56 297	33 528
OTHER BORROWING	18 980	13 648
TRADE NOTES AND ACCOUNTS PAYABLE	46 862	34 325
TAXES AND PAYROLL TAXES PAYABLE	281 088	200 426
PAYABLES RELATED TO FIXED ASSETS	118 852	67 301
OTHER DEBT	8 001	6 944
ACCRUAL ACCOUNTS		
DEFERRED INCOME	***4 330***	***3 150***
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	***1 395 623***	***1 093 017***

STATEMENT OF INCOME ON DECEMBER 31, 2001

IN THOUSANDS OF EUROS	DECEMBER 31, 2001	DECEMBER 31, 2000
NET REVENUES	1 278 608	900 224
OTHER OPERATING INCOME	10 988	11 986
TOTAL OPERATING INCOME	*1 289 596*	*912 211*
PURCHASES	6 663	2 598
OUTSIDE SERVICES	236 969	164 051
TAXES AND LEVIES	22 476	14 912
SALARIES, WAGES, SOCIAL CHARGES AND BENEFITS	771 811	555 356
ALLOWANCES TO AMORTIZATION AND PROVISIONS	16 020	9 644
OTHER OPERATING EXPENSES	2 053	1 109
TOTAL OPERATING EXPENSES	*1 055 992*	*747 670*
OPERATING INCOME	*233 604*	*164 541*
FINANCIAL INCOME	20 655	8 477
FINANCIAL EXPENSE	26 516	17 498
NET FINANCIAL INCOME/(EXPENSE)	*-5 861*	*-9 021*
OPERATING INCOME PLUS NET FINANCIAL INCOME/(EXPENSE)	*227 743*	*155 519*
EXTRAORDINARY INCOME	5 253	3 360
EXTRAORDINARY EXPENSE	8 003	2 636
NET EXTRAORDINARY INCOME/(EXPENSE)	*-2 750*	*724*
EMPLOYEE PROFIT SHARING	15 578	9 669
CORPORATE INCOME TAX	75 135	53 459
NET INCOME (before amortization of goodwill)	*134 280*	*93 116*
AMORTIZATION OF GOODWILL	13 266	8 822
MINORITY INTEREST	177	147
NET GROUP INCOME	*120 837*	*84 147*
EARNINGS PER SHARE		
NUMBER OF ORDINARY SHARES	91 716 381	30 015 282
NORMAL EARNINGS PER SHARE	1.32	2.80
DILUTED EARNINGS PER SHARE*	1.31	2.73

* Calculated by the "share repurchase" method, on the basis of the average share price for the last month of the financial period.

WHAT THEY SAY

Jean-Bernard,
MANAGER
ALTRAN EUROPE
(BELGIUM)



"What I like about the Altran Group is that everyone is always innovating. Altran is unlike any other company! It cannot be imitated..."

"I trained as an engineer, then applied for a position as a consultant. Altran's recruiters felt that I had the potential to be a manager: it was a challenge that appealed to me, since I ultimately wanted to create my own company. Five years later, I have no regrets about my choice. As the head of a business unit with 100 consultants, I coach junior managers and offer my expertise to Altran companies, in particular firms in Holland. Providing this kind of support is motivating: acting as a facilitator and helping CEOs make effective use of Altran's methods and instruments to accelerate their company's growth is a truly compelling challenge."

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS ON DECEMBER 31, 2001

1/ SCOPE OF CONSOLIDATION

ALTRAN TECHNOLOGIES directly holds equity in:
ALPLOG: 99.40% of share capital
ALTIOR: 99.95% of share capital
ALTRAN ESP: 100% of share capital
ALTRAN EUROPE: 99.84% of share capital
ALTRAN GMBH: 100% of share capital
ALTRAN ITALIA: 100% of share capital
ALTRAN SCANDINAVIA: 100% of share capital
ALTRAN SWITZERLAND: 100% of share capital
ALTRAN SYSTEMES D'INFORMATION: 99.99% of share capital
ALTRAN UK: 100% of share capital
ATLANTIDE GRENAT LOGICIELS: 99.88% of share capital
AXIEM: 99.95% of share capital
BRANCHE SEGUR:
- Ségime: 99.94% of share capital
- Lore: 99.92% of share capital

C.G.S. EXECUTIVE SEARCH: 40.72% of share capital held directly and 59.28% held through one of its subsidiaries
ACTISYS (formerly ALTSIS): 50.12% of share capital held directly and 49.88% held through one of its subsidiaries
CIRIEL: 99.83% of share capital
COGIX: 99.80% of share capital
DP CONSULTING: 99.96% of share capital
EGTM: 99.60% of share capital
ETHNOS: 100% of share capital
GERPI: 99.63% of share capital
ATLANTIDE GERPI OUEST (formerly GRENAT PARTICIPATIONS): 99.98% of share capital
GRENAT PRODUCTIQUE: 99.89% of share capital
LOGIQUAL: 99.94% of share capital
PSI: 98.58% of share capital
SIVAN: 99.91% of share capital
T.MIS CONSULTANTS: 99.94% of share capital
TRININFOR: 99.76% of share capital
IDEFI: 99.80% of share capital
EEC (formerly FINANCIERE ENVIRONNEMENT): 99.76% of share capital
ORTHODROME: 100% of share capital
ALTRAN INTERNATIONAL (formerly ALTRAN NETHERLANDS): 100% of share capital
NETARCHITECTS COMMUNICATION: 100% of share capital
EDIFIS: 100% of share capital
NESS: 100% of share capital
DIOREM (formerly ALTERIX): 100% of share capital
*CERRI CONSULTING FRANCE: 100% of share capital
*2AD: 100% of share capital

ALTRAN TECHNOLOGIES indirectly holds equity, through its subsidiaries, in:
ADENA: 99.82% of share capital
ALTAIR TECHNOLOGIES: 99.48% of share capital
ALTRAN TECHNOLOGIES GMBH: 100% of share capital
APOLOG: 100% of share capital
ASKON: 100% of share capital
CEC: 100% of share capital
D1B2: 100% of share capital
DATACEP: 99.95% of share capital
ARIANE INGENIERIE: 99.97% of share capital
DVE: 99.20% of share capital
ALTRAN AVENIR: 99.80% of share capital
ALTRAN INFORMATIQUE TECHNOLOGIES: 99.92% of share capital
CADIX: 99.59% of share capital
DP EUROPE: 99.20% of share capital
EUROSPACE: 100% of share capital
GENTECH: 99.94% of share capital
HIS: 100% of share capital
NEWENG: 100% of share capital
OSYS: 98.60% of share capital
REALIX: 99.98% of share capital
ALTRAN SDB (Software De Base): 100% of share capital
ACTISYS: 99.32% of share capital
STE: 100% of share capital
ALTRAN TECHNOLOGIES UK: 100% of share capital
ALTRAN CRITICAL SYSTEMS: 100% of share capital
YSIDRO: 100% of share capital
ISL: 100% of share capital
RSI: 100% of share capital
EKAR: 100% of share capital
DCE: 100% of share capital
PRAXIS: 100% of share capital
CERVIX: 100% of share capital
IBD: 100% of share capital
DP CONSULTING UK: 100% of share capital
CONSULTING INFORMATICOS NORMA: 100% of share capital
ASPECT ASSESSMENT (formerly SUMMATION): 100% of share capital
ALTRAN PORTUGAL-SGPS Lda (formerly ALTRANTEC CONSULTORIA): 100% of share capital
ALTRAN LUXEMBOURG: 100% of share capital
ALTRAN TECHNOLOGIES LUXEMBOURG: 100% of share capital
BERATA GMBH: 100% of share capital
BERATA AG: 98% of share capital
BERATA SARL: 100% of share capital
ALTRAN TECHNOLOGIES NETHERLANDS: 100% of share capital
ALTRAN TECHNOLOGIES SWITZERLAND: 100% of share capital
TEAMWORKS CSE: 100% of share capital
IXELOG: 100% of share capital
GRESHAM BELL: 95% of share capital
CCS: 100% of share capital
POOL CONSULTING (formerly POOL INFORMATICA): 100% of share capital
LORE LUXEMBOURG: 100% of share capital
PRISMA: 100% of share capital
INSERT SISTEMAS: 100% of share capital
ASKON CONSULTING: 100% of share capital
ALTIOR CONSULTORIA: 100% of share capital
ASP: 100% of share capital
MAP: 100% of share capital
ALTRAN BELGIUM: 100% of share capital
EXCELLIA: 100% of share capital
CORTICAL TECHNOLOGIES: 100% of share capital
S.A CORTICAL: 100% of share capital
IDEFI EUROPE: 100% of share capital
INNOVATICA: 100% of share capital
O&I: 100% of share capital

GROUPE CERRI: 100% of share capital
CERRI CONSULTING SUISSE: 100% of share capital
TEAMWORKS IRELAND: 100% of share capital
TEAMWORKS EUROPE: 100% of share capital
HEMISPHERES: 100% of share capital
EUROSTRATEGY: 100% of share capital
STRATEGY CONSULTORS: 100% of share capital
INAD: 100% of share capital
ALTRAN TECH INC: 100% of share capital
FAGRO: 100% of share capital
CEDATI: 100% of share capital
SIEV: 100% of share capital
ALTRAN DO BRASIL: 100% of share capital
TCBR: 100% of share capital
INFOLEARN: 100% of share capital
GO TOP: 100% of share capital
TCDI: 60% of share capital
ALTRAN USA HOLDING: 100% of share capital
ALTRAN CORP: 100% of share capital and its subsidiary:
- ALTRAN Canada: 100% of share capital
ALTRANTEC CONSULTORIA: 98% of share capital
4 COM: 100% of share capital
ALTRAN USA INC: 100% of share capital
DTS: 100% of share capital and its subsidiaries:
- DTS SOFTWARE CHILE: 99% of share capital
- DTS SOFTWARE COLOMBIA: 99.87% of share capital
- DTS SOFTWARE ARGENTINA: 99% of share capital
- DTS CONSULTING INC: 100% of share capital
- DTS SOFTWARE LATIN PERU: 98.52% of share capital
- DTS SOFTWARE LATIN AMERICA DE CV MEXICO: 99.31% of share capital
- DTS SOFTWARE LATIN VENEZUELA: 99.1% of share capital
TDA: 60% of share capital
TCDI: 60% of share capital
DE SIMONE & OSSWALD AG: 100% of share capital
IMNET France: 100% of share capital
POLEN INFORMATICA: 100% of share capital
CONSULTRANS: 100% of share capital
GYATA HOLDING BV: 100% of share capital
GYATA MANAGEMENT CONSULTING: 100% of share capital

AG TECHNOLOGY: 100% of share capital
SCCE: 100% of share capital
TRANSMATICA: 100% of share capital
*GERE: 100% of share capital
*ENERGY CONSULT: 100% of share capital
*S.D.I: 100% of share capital
*SYNECTICS: 100% of share capital
*N.C.S.: 100% of share capital
*B.P.I.: 100% of share capital and its subsidiaries BIP and BAP: 100% of share capital
*CYGNITE: 100% of share capital
*GOSCH GMBH: 100% of share capital
*ALGOPLUS: 100% of share capital
*ALGONORM: 100% of share capital
*CONSULTRAN: 100% of share capital
*THE JOHNSSON GROUP: 100% of share capital
*SERTEC: 100% of share capital
*SPOC: 100% of share capital
*ALTRAN CONSULTING SOLUTIONS: 100% of share capital
*TQM: 100% of share capital
*C.S.I.: 100% of share capital
*INFO 93: 100% of share capital
*D.S.D.: 100% of share capital
*DEMETER: 100% of share capital
*SIGMA: 100% of share capital
*CITY PEOPLE: 100% of share capital
*CONSIGNIT: 100% of share capital
*OTBA: 100% of share capital
*E-CONSULT: 100% of share capital
*INTERACTIFS FRANCE: 100% of share capital
*S2: 100% of share capital
*SERTEC INTERNATIONAL: 100% of share capital

All of the above companies were included in the scope of consolidation on the basis of full consolidation, with the exception of the subsidiaries of DTS.

(*) Included in the scope of consolidation in the course of 2001.

WHAT THEY SAY

Ana,
MANAGER
ALTRAN-SDB
(SPAIN)



"Being a manager gives you the chance to take on exceptional responsibility very quickly."

"I chose to become a manager mainly to avoid routine. No two days are alike. Recruitment interviews, career planning and project management with my consultants, business prospecting, the training of junior managers: you name it, I do it! One really needs to have a surplus of drive and energy."

2 / ACCOUNTING AND VALUATION METHODS

2.1 General principles and closing date of the accounts
The consolidated financial statements are drawn up in accordance with French accounting principles and standards, and in particular with Regulation N° 99-02 of the Accounting Regulations Committee, as approved on June 22, 1999.
All companies of the Group are fully consolidated on the basis of their financial statements on December 31, 2001, being the closing date of their individual accounts, or on the basis of an interim statement on December 31, for subsidiaries closing their accounts on a different date (March 31, June 30 or September 30).

2.2 Treatment of initial consolidation goodwill and supplementary acquisition costs
The initial consolidation goodwill is the difference between the cost of acquiring shares in the newly consolidated company and the value of the equity on the date of acquisition. This initial consolidation goodwill is fully allocated to acquisition goodwill, in the absence of a valuation differential.

Such goodwill is then amortized over thirty years using the straight-line method.

The cost of acquiring companies consists in most cases, of a fixed amount paid upon acquisition, and of additional variable amounts, calculated annually on the basis of the acquired company's future performance.

These additional amounts paid are usually calculated over a five-year period following the acquisition, and are added to the initial goodwill. They are amortized over the residual amortization period of the initial goodwill.

The additional amounts to be paid in 2002, related to profits in 2001, are recorded in fixed assets and as payables related to fixed assets (see § 3.11.).

2.3 Tangible fixed assets
Tangible fixed assets are valued at their acquisition cost and amortized using the straight-line method over their estimated economic lives.
The amortization periods applied are as follows:

Buildings	30 years
Fixtures and installations	10 years
Computer and office equipment	4 years
Office furniture	10 years

2.4 Marketable securities
Marketable securities are valued at their purchase price, and are covered by a provision if the market value is less than the acquisition price.

2.5 Translation of the financial statements of foreign companies
The individual financial statements of foreign companies are converted by applying:
- to balance sheets, the exchange rate at the 31 December
- to income statements, the average exchange rate of the period.
  Any resulting exchange rate fluctuations are allocated to shareholders' equity.

2.6 Valuation of accounts payable and receivable in foreign currencies
Exchange rate fluctuations on accounts receivable and payable in foreign currencies of countries not included in the euro zone are recorded in the income statement.

2.7 Deferred taxes
Deferred taxes are calculated as variable amounts carried forward, on the basis of timing differences expected to reverse.
Deferred tax assets are recognized on tax deficit carry forwards when it is probable that these deficits can be set off against future profits.

3 / NOTES TO THE BALANCE SHEET AND THE STATEMENT OF INCOME

3.1 Changes in the scope of consolidation

Companies brought into the scope of consolidation in 2001 had the following impact:

- contribution to revenues: 90 939 thousand euros
- contribution to operating income: 21 342 thousand euros

3.2. Intangible fixed assets (in thousands of euros)

	Value at January 1, 2001	Increases in the year	Decreases in the year	Changes in scope of consolidation	Exchange rate gains and losses	Value at year end
Intangible fixed assets	18 063	10 363	-541	2 789	127	30 801
Amortization	5 340	3 136	-491	1 092	- 4	9 073

These intangible fixed assets consist mostly of :

- goodwill (gross value: 12 553 thousand euros)
- software (net value: 9 234 thousand euros)
- brand names (net value: 1 084 thousand euros)
- research and development costs recorded as fixed assets (net value: 1 136 thousand euros). These costs are amortized using the straight-line method over an average period of three years.

3.3. Changes in acquisition goodwill and amortization (in thousands of euros)

	Value at January 1, 2001	Increases in the year	Decrease during the year	Other changes	Value at year end
Acquisition goodwill	331 717	164 403	64	275	496 331
Amortization	28 402	13 266	5	31	41 694

Of the increase in goodwill from acquisitions, 93 843 thousand euros correspond to additional amounts paid for acquisitions of previous years, and 70 560 thousand euros correspond to acquisition of goodwill for subsidiaries integrated in 2001.

3.4. Tangible fixed assets (in thousands of euros)

	Value at January 1, 2001	Increases in the year	Decreases in the year	Changes in scope of consolidation	Exchange rate gains and losses	Value at year end
Tangible fixed assets	55 404	15 860	- 4 381	8 191	111	75 185
Amortization	24 756	9 970	- 2 567	3 477	58	35 694

3.5. Financial fixed assets

The total net amount of 17 375 thousand euros consists mainly of loans, deposits and guarantees, as well as an escrow account.

3.6. Maturities of accounts receivable (in thousands of euros)

	Gross amount	Under 1 year	1 to 5 years	Over 5 years
Advance payments on orders	1 425	1 425		
Customer accounts receivable	452 668	452 668		
Other accounts receivable	77 264	77 264		
Total	531 357	531 357		

3.7. Marketable securities

As of December 31, 2001, their market value stood at 210 659 thousand euros.

3.8. Changes in consolidated Shareholders' Equity

(in thousands of euros)

	Capital stock	Additional paid-in capital	Consolidated reserves	Net income for the year	Exchange rate gains or losses	Total share-holder's equity
Shareholders' equity (after minority interest) on December 31, 2000	30 015		149 712	84 147	-1 528	262 346
Capital increase	15 843	9 106	-15 007			9 942
Allocation of 2000 net income			84 147	-84 147		
Dividends paid			-12 606			-12 606
Consolidated income in 2001				120 837		120 837
Change in exchange rate gains and losses					-332	-332
Other changes			-9			-9
Shareholders' equity (after minority interest) on December 31, 2001	45 858	9 106	206 237	120 837	-1 860	380 178

The amount of exchange rate gains and losses on euro zone currencies, which is included in shareholders' equity, comes to -224 thousand of euros.

3.9. Provisions for liabilities and charges (in thousands of euros)

• Provisions for liabilities	13 925
• Provisions for charges	278
• Provisions for deferred tax liabilities	2 125

The provisions for liabilities consist mainly of provisions for customer risk, industrial tribunal proceedings and tax legislation; companies consolidated during the year contributed 743 thousand of euros to the total amount.

3.10. Borrowing and debt

The maturities of balance-sheet debt on December 31, 2001 are as follows (in thousands of euros) :

	Total	Under 1 year	1 to 5 years	Over 5 years
Convertible bond issue	464 195	15 697	448 498	
Credit institutions	56 297	52 449	2 553	1 295
Special profit-sharing reserve	15 499	1 067	14 432	
Other	3 481	708	2 773	
Total	539 472	69 921	468 256	1 295

This compares with available cash assets of 321 342 thousand euros.

The debt is denominated in both non-euro-zone and euro-zone currencies, with the following breakdown (in thousands of euros) :

Euro zone	529 262
Non-euro zone	10 210

In July 2000, Altran Technologies issued convertible bonds with the option of conversion into new shares and/or exchange for existing shares, in the amount of 448 500 thousand euros, made up of 1 725 000 bonds with a nominal value of 260 euros (which became 5 175 000 bonds at 86.67 euros following the three-for-one share split on January 2, 2001) and with a maturity term of 4 years and 158 days.

WHAT THEY SAY



Fernando,
EXECUTIVE DIRECTOR
DTS
ALTRAN
(BRAZIL)

"One year after joining the group, DTS has more than doubled its sales. Altran has clearly taken root in Brazil!"

"I decided to join the Altran Group at a key stage in the development of DTS. Twenty years after its founding, the company needed to broaden the services it offered in order to better satisfy its clients in six Latin American countries and the United States.
I met many potential American and European partners before Altran won me over. In early 2001, Altran-DTS was born. This start-up, which drew heavily on the Altran model, enjoyed unparalleled growth. The figures speak for themselves: Altran-DTS now employs 150 consultants and 7 managers trained at the IMA, and has operations in three countries - Brazil, Argentina, and Mexico."

The bonds bear a coupon of 3.50% per annum, payable with accrued interest paid on the first of January of each year.
Conversion into shares by the bearers is possible at any time from July 26, 2000.
27 bonds were converted into shares in 2001.
All loans from credit institutions are contracted at a variable rate, in most cases indexed with respect to the T4M reference rate.

3.11. Maturities of other accounts payable

(in thousands of euros)

	Gross amount	Under 1 year	1 to 5 years	Over 5 years
Trade notes and accounts payable	46 862	46 862		
Taxes and payroll taxes payable	281 089	281 089		
Payables related to fixed assets	118 852	118 852		
Other debt	8 001	8 001		
Total	454 804	454 804		

Accounts payable related to fixed assets consist of 115 227 thousand euros of loans backed by securities and of additional acquisition amounts to be paid in 2001, and of 2 305 thousand euros, of debt relating to acquisition goodwill.

3.12. Revenues

Revenues are generated in
- France, for the amount of 693 861 thousand euros
- elsewhere, in the amount of 584 747 thousand euros

and are earned almost entirely through the performance of services in the Group's sole line of business, namely consultancy.

The breakdown of revenues by geographical area is as follows (in thousands of euros):

	2001	2000
France	693 861	533 415
Germany	41 421	30 249
Benelux	98 167	76 031
Spain	108 514	65 146
United Kingdom	48 609	30 623
Italy	118 885	72 218
Switzerland	44 303	27 471
Brazil	48 265	23 463
United States	31 946	6 513
Elsewhere	44 637	35 095
Total	1 278 608	900 224

3.13 Statement of income

3.13.1 Purchases and outside services (in thousands of euros):

	2001	2000
Purchases		
Equipment	5 145	1 447
Miscellaneous	1 517	1 151
Total purchases	6 663	2 598
Outside services		
Sub-contracting	71 377	37 289
Office rental	28 517	15 530
Travel expenses	57 555	43 247
Professional fees	19 633	17 727
Miscellaneous	59 888	50 258
Total outside services	236 969	164 051

3.13.2 Net extraordinary income/(expense)

(in thousands of euros):

	2001	2000
Income		
- disposals of fixed assets	3 276	1 551
- extraordinary income from management operations	1 070	919
- recovery of provisions / expenses transferred	202	672
- miscellaneous	706	218
Total extraordinary income	5 254	3 360
Expenses		
- net book value of fixed assets sold	3 480	716
- extraordinary expenses of management operations	1 706	609
- allocations to provisions	2 130	50
- miscellaneous	688	261
Total expenses	8 004	2 636
Net extraordinary income/(expense)	2 750	724

3.14 Corporate income tax (in thousands of euros)

Taxes recorded correspond to corporate income tax	79 074
• reduced by net deferred tax assets	2 885
• and by training and research tax credits	1 054
	75 135

Provisions for deferred tax liabilities of 2 125 thousand euros, as well as deferred tax assets, recorded in other accounts receivable in the amount of 10 206 thousand euros, relate to deferred taxes calculated on:

- timing differences, associated mainly with employee profit sharing, social charges, and expenses spread over several years,
- tax losses carried forward.

The differences between corporate income tax actually paid, and the theoretical tax calculated by applying the French rate of taxation are as follows (in thousands of euros):

Theoretical income tax at the parent company rate (36.43%)	76 290
Reductions as a result of:	
• Tax credits	1 054
• Other factors	101
Actual tax paid	75 135
Actual rate of taxation	35.88 %

4 / OTHER FINANCIAL INFORMATION

4.1 Stock options for subscription

The Extraordinary Shareholders' Meeting of June 26, 1996 authorized the Board of Directors to offer stock options for subscription to the Group's employees.
The main features of the stock-option plans outstanding in 2001 are as follows:

Stock-option plan	1997 plan	1999 plan	2000 plan	2001 plan
Date of Shareholders' Meeting	June 26, 1996	June 26, 1996	June 26, 1996	June 26, 1996
Date of Board of Directors Meeting	November 4, 1997	April 26, 1999	April 11, 2000	October 10, 2001
Total number of shares that can be subscribed	2 148 408	2 254 050	792 429	602 319
Total number of shares that can be subscribed by the ten highest paid employees, including members of the Executive Committee	364 464	304 400	135 750	80 300
Date from which options can be exercised	May 4, 2002	July 1, 2003	July 1, 2004	July 1, 2004
Date of expiry	November 4, 2002	April 26, 2004	April 11, 2005	October 10, 2006
Subscription price (in €)	6.42	25.56	81.33	41.99
Number of shares subscribed as of December 31, 2001	0	0	0	0

As of December 31, 2001, the number of outstanding stock options not exercised (after the three-for-one share split on January 2, 2001) was 5 797 206, and these give holders the right to the same number of shares. The number of options exercised in 2001 was 1 670 508.

4.2 Pension commitments

Given the low average age of employees (31 years), the usual calculation of commitments relating to lump-sum payments on retirement results in an amount that is not significant.

4.3 Other off-balance sheet commitments

Commitments given (in thousands of euros):

● performance bonds and guarantees	26 512
● debt guaranteed by tangible sureties	1 475
● discounted notes not yet matured	11 034
● capital leasing contracts	379

● equity holdings:
Additional acquisition payments, varying as a function of the acquired companies' future profits, determined and paid generally over a five-year period (see §2.2.).

● sale of receivables	42 049

Commitments received:

● performance bonds and guarantees	798

4.4 Number of employees

● Executives, managers and consultants	15 443
● Non-managerial staff	1 208
● Total number of employees	16 651

CASH FLOW STATEMENT ON DECEMBER 31, 2001

IN THOUSANDS OF EUROS	2001	2000
CASH FLOW RELATED TO OPERATIONS		
NET INCOME OF CONSOLIDATED COMPANIES	121 014	84 294
ELIMINATION OF EXPENSES AND REVENUES WITH NO IMPACT ON CASH FLOW OR NOT RELATED TO OPERATIONS:		
- Amortization, provisions and other expenses	30 171	15 805
- Change in deferred taxes	-2 885	-677
- Capital gains	205	165
OPERATING CASH FLOW OF CONSOLIDATED COMPANIES	***148 505***	***99 587***
EXCHANGE RATE GAINS AND LOSSES ON CASH-FLOW	516	-574
DIVIDENDS RECEIVED FROM COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD		
CHANGE IN FINANCIAL CHARGES	9 296	6 792
- CHANGE IN INVENTORIES	-500	-1 934
- CHANGE IN RECEIVABLES	-74 039	-152 816
- CHANGE IN DEBT	63 920	61 358
- PRE-PAID EXPENSES AND DEFERRED INCOME	-1 826	896
- TRANSFERS OF DEFERRED CHARGES	-958	-5 723
CHANGE IN WORKING CAPITAL REQUIREMENTS	***-4 108***	***-91 427***
NET CASH FLOW GENERATED BY OPERATIONS	***144 913***	***7, 587***
CASH FLOW RELATED TO INVESTMENT TRANSACTIONS		
ACQUISITIONS OF FIXED ASSETS	-37 105	-37 459
SALES OF FIXED ASSETS	9 451	1 238
IMPACT OF CHANGES IN THE SCOPE OF CONSOLIDATION	-105 186	-78 901
NET CASH FLOW RELATED TO INVESTMENT TRANSACTIONS	***-132 840***	***-115 123***
CASH FLOW RELATED TO FINANCING TRANSACTIONS		
DIVIDENDS PAID TO SHAREHOLDERS OF THE PARENT COMPANY	-12 606	-9 609
DIVIDENDS PAID TO MINORITY INTEREST IN CONSOLIDATED COMPANIES	-14	-275
CAPITAL INCREASE IN CASH	10 166	11
DEBT ISSUES	25 140	458 090
DEBT REPAYMENTS	-6 426	-100 368
NET CASH FLOW RELATED TO FINANCING TRANSACTIONS	***16 260***	***347 850***
CHANGE IN CASH POSITION	28 333	240 313
CASH AT BEGINNING OF YEAR	289 405	49 047
CASH AT YEAR END	321 342	289 405
IMPACT OF MOVEMENTS IN FOREIGN CURRENCY EXCHANGE RATES	3 605	45

REPORT OF THE STATUTORY AUDITORS ON THE CONSOLIDATED ACCOUNTS

YEAR ENDING 31 DECEMBER, 2001

Ladies and Gentlemen,

In our capacity as statutory auditors, we have audited the accompanying consolidated accounts of the Altran Technologies Company, presented in euros, in accordance with French accounting principles as of December 31, 2001.
These consolidated accounts are the responsibility of the Company's management. Our responsibility is to express an opinion on these accounts based on our audit.
We conducted our audit in accordance with French professional standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated accounts are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated accounts. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated account presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated accounts fairly present the financial position of the Group, in all material respects, as of December 31, 2001 and the results of the Group's operations included in the consolidation for the year then ended, established in accordance with French accounting principles and rules.
We have also reviewed the information relating to the Group contained in the Directors' report.
We have nothing to report with respect to the fairness of such information and its consistency with the consolidated accounts.

Paris, 6th May 2002

The Statutory Auditors
French original signed by
ERNST & YOUNG AUDIT - Ph. Hontarrède
CONCORDE EUROPEENNE AUDIT FRANCE -
G. Bienaimé

Our thanks go to all who have given their written contributions, which have been essential in the preparation of this report - to our clients and partners,
as well as to Altran's consultants, managers and directors.

Design, production and printing: Altran & Arts Affaires (+33 1 47 61 91 61)
French text: David Abrioux, Emmanuelle Gautier, Nathalie Mailharro
English text: Eurotexte (Patricia Blanchett-Lee and Elizabeth Mac Callum) & Alto traduction
Photographs: Lourdes Barceló, Dahmane, Dominique Eskenazi, Patrick Gilbert, GoodShoot, Marzia Lami, Stone, Daniela Berruti

For the past seven years,
Altran has asked outstanding contemporary artists
to state their personal vision of our core values:
innovation, creativity and the bringing together of human diversity.

Their contributions deserve our warmest thanks.



Born in Italy, Giuseppe Gallo works and lives in Rome.
In the early 80's, he became internationally recognized with his first personal exhibition
at the Ferranti Gallery, in Rome.
His work is regularly exhibited in European and American galleries (Annina Nosei and Sperone Westwater in New York, Alain Gutharc in Paris).
In 1990, during the Venice Biennale Exhibition, he had his own personal exhibition.

ALTRAN TECHNOLOGIES

58, bd Gouvion Saint-Cyr
75017 Paris - France
Telephone: +33 (0) 1 44 09 64 00
Fax: +33 (0) 1 44 09 64 89
Internet: www.altran.net
E-mail: comfi@altran.net

03 FEB 10 AM 7:21

ASSEMBLEE GENERALE MIXTE

(ordinaire et extraordinaire)

du 18 juin 2002

Mardi 18 juin 2002 - 17 heures

Palais des Congrès, Amphithéâtre Bleu - Niveau 2 - 2, place de la porte Maillot - 75017 PARIS

ALTRAN TECHNOLOGIES

SOMMAIRE

Texte du projet de résolutions	p. 2
Assemblée Générale Mixte du 18 Juin 2002	p. 12
Comptes consolidés au 31 décembre 2001	p. 18
Annexe des comptes consolidés au 31 décembre 2001	p. 21
Comptes sociaux au 31 décembre 2001	p. 35
Tableau des filiales et participations au 31 décembre 2001	p. 46

ALTRAN TECHNOLOGIES

ORDRE DU JOUR

A TITRE ORDINAIRE

1 Approbation des rapports du Conseil d'Administration et du Commissaire aux comptes et des comptes sociaux de l'exercice clos le 31 décembre 2001.

2 Approbation des rapports du Conseil d'Administration et du Commissaire aux comptes et des comptes consolidés de l'exercice clos le 31 décembre 2001.

3 Affectation du résultat de l'exercice - distribution d'un dividende.

4 Approbation des conventions des articles L 225-38 et 225-40 du Code de Commerce visées par le rapport spécial des Commissaires aux comptes.

5 Quitus aux administrateurs.

6 Renouvellement du mandat d'un administrateur.

7 Renouvellement du mandat d'un administrateur.

8 Renouvellement du mandat d'un administrateur.

9 Renouvellement du mandat du Commissaire aux comptes titulaire.

10 Renouvellement du mandat du Commissaire aux comptes suppléant.

11 Autorisation de rachat par ALTRAN TECHNOLOGIES de ses propres titres ; pouvoirs au conseil d'administration.

12 Etat de l'actionnariat salarié.

A TITRE EXTRAORDINAIRE

13 Autorisation à donner au Conseil d'Administration de procéder à l'augmentation du capital social par émission avec suppression du droit préférentiel de souscription d'actions et/ou de valeurs mobilières donnant accès immédiatement ou à terme à des actions de la société ; fixation à 15 millions d'euros du montant nominal des augmentations de capital susceptibles d'être réalisées et à 700 millions d'euros du montant nominal des titres d'emprunt susceptibles d'être émis en vertu de ladite autorisation.

14 Détermination du montant global des autorisations données au Conseil d'Administration.

15 Autorisation à donner au Conseil d'Administration de faire usage des autorisations d'augmenter le capital social en période d'OPA ou d'OPE sur les titres de la société.

16 Autorisation à donner au Conseil d'Administration de procéder à l'augmentation du capital social par émission avec suppression du droit préférentiel de souscription d'actions à l'effet de rémunérer des titres apportés dans une offre publique d'échange.

17 Autorisation à donner au Conseil d'Administration de procéder à l'augmentation du capital social par émission avec suppression du droit préférentiel de souscription d'actions à l'effet de rémunérer en titres des opérations de croissance externe.

18 Autorisation à donner au Conseil d'Administration de procéder à des augmentations de capital réservées aux salariés de la société et des sociétés du groupe adhérant au plan d'épargne dans les conditions prévues par l'article L 443-5 du code du travail.

19 Introduction dans les statuts d'une clause prévoyant la désignation d'administrateurs nommés parmi les salariés actionnaires ; modification de l'article 11 des statuts.

20 Modifications statutaires.

21 Pouvoirs pour l'accomplissement des formalités.

TEXTE DU PROJET DE RÉSOLUTIONS

PARTIE ORDINAIRE

Première résolution

(Cette résolution a pour objet l'approbation des rapports et des comptes sociaux de l'exercice 2001).

L'Assemblée Générale, connaissance prise du rapport de gestion du Conseil d'Administration et du rapport général des Commissaires aux comptes sur les comptes de l'exercice clos le 31 décembre 2001, approuve l'ensemble de ces comptes, à savoir le bilan, le compte de résultat et l'annexe arrêtés au 31 décembre 2001, tels qu'ils lui ont été présentés, ainsi que les opérations traduites dans ces comptes et résumées dans ces rapports.

Deuxième résolution

(Cette résolution a pour objet l'approbation des rapports et des comptes consolidés de l'exercice 2001).

L'Assemblée Générale, connaissance prise du rapport de gestion du groupe, inclus dans le rapport de gestion du Conseil d'Administration et du rapport des Commissaires aux comptes sur les comptes consolidés de l'exercice clos le 31 décembre 2001, approuve les comptes consolidés dudit exercice tels qu'ils lui ont été présentés, ainsi que les opérations traduites dans ces comptes et résumées dans ces rapports.

Troisième résolution

(Cette résolution a pour objet de statuer sur l'affectation du résultat et le montant des dividendes à mettre en distribution).

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales ordinaires, approuve la proposition du Conseil d'Administration, et après avoir constaté :

- que les comptes de l'exercice clos le 31 décembre 2001 se soldent par un bénéfice de 47 599 429 €,
- et que le montant des sommes distribuables s'élève à 90 383 445 €, ainsi constitué :

RÉSULTAT DE L'EXERCICE	47 599 429 €
DIMINUÉ DE LA DOTATION À LA RÉSERVE LÉGALE	1 584 291 €
MAJORÉ DU REPORT À NOUVEAU ANTÉRIEUR BÉNÉFICIAIRE	44 368 307 €
RÉSULTAT DISTRIBUABLE	90 383 445 €

décide de prélever à titre de dividendes aux actionnaires, la somme de 18 343 280 € soit, sur la base de 91 716 402 actions, un montant de 0,20 € par action, assorti d'un avoir fiscal de 0,10 €, soit un revenu global de 0,30 € par action, le solde étant reporté au compte "report à nouveau", qui se monte ainsi à 72 040 165 €.
Conformément à la loi, l'Assemblée Générale constate que le montant des dividendes mis en distribution au titre des trois derniers exercices et les avoirs fiscaux y afférents ont été les suivants :

EXERCICE	DIVIDENDE NET GLOBAL	AVOIR FISCAL GLOBAL	REVENU GLOBAL
2000	12 606 418 €	6 303 209 €	18 209 627 €
1999	9 609 180 €	4 804 590 €	14 413 770 €
1998	6 729 764 €	3 364 882 €	10 094 647 €

Quatrième résolution

(Cette résolution a pour objet d'approuver les conventions réglementées conclues par la Société et présentées dans le rapport spécial des Commissaires aux comptes).

L'Assemblée Générale, après avoir entendu la lecture du rapport spécial des Commissaires aux comptes prévu à l'article L.225-40 du Code de commerce sur les conventions visées à l'article L. 225-38 du Code de commerce et statuant sur ce rapport, approuve les conventions visées par celui-ci en toutes ses parties.

Cinquième résolution

(Cette résolution a pour objet d'approuver la gestion de la Société par le Conseil d'Administration).

L'Assemblée Générale donne quitus entier et sans réserve au Conseil d'Administration pour sa gestion au cours de l'exercice écoulé.

Sixième résolution

(Cette résolution a pour objet le renouvellement du mandat d'un administrateur).

L'Assemblée Générale renouvelle pour une durée de six années le mandat d'administrateur de Monsieur Michel FRIEDLANDER. Ce mandat prendra fin lors de l'Assemblée Générale tenue en 2008 qui sera appelée à statuer sur les comptes de l'exercice écoulé.

Septième résolution

(Cette résolution a pour objet le renouvellement du mandat d'un administrateur).

L'Assemblée Générale renouvelle pour une durée de six années le mandat d'administrateur de Monsieur Jean-Michel MARTIN. Ce mandat prendra fin lors de l'Assemblée Générale tenue en 2008 qui sera appelée à statuer sur les comptes de l'exercice écoulé.

Huitième résolution

(Cette résolution a pour objet le renouvellement du mandat d'un administrateur).

L'Assemblée Générale renouvelle pour une durée de six années le mandat d'administrateur de Monsieur Frédéric BONAN. Ce mandat prendra fin lors de l'Assemblée Générale tenue en 2008 qui sera appelée à statuer sur les comptes de l'exercice écoulé.

Neuvième résolution

(Cette résolution a pour objet le renouvellement du mandat du Commissaire aux comptes titulaire).

L'Assemblée Générale renouvelle pour une durée de six exercices la société ERNST & YOUNG AUDIT dans ses fonctions de Commissaire aux comptes titulaire. Ce mandat prendra fin lors de l'Assemblée Générale tenue en 2008 qui sera appelée à statuer sur les comptes de l'exercice clos le 31 décembre 2007.

Dixième résolution

(Cette résolution a pour objet le renouvellement du mandat du commissaire aux comptes suppléant).

L'Assemblée Générale renouvelle pour une durée de six exercices Monsieur Olivier BREILLOT dans ses fonctions de Commissaire aux comptes suppléant. Ce mandat prendra fin lors de l'Assemblée Générale tenue en 2008 qui sera appelée à statuer sur les comptes de l'exercice clos le 31 décembre 2007.

Onzième résolution

(Cette résolution a pour objet de renouveler l'autorisation précédemment donnée au Conseil d'Administration de procéder au rachat, à la revente au transfert ou à l'annulation d'actions de la société, dans la limite de 10 % du capital).

L'Assemblée Générale, sur proposition du Conseil d'Administration annule l'autorisation de rachat par la Société ALTRAN Technologies SA de ses propres titres en application des articles L.225-209 et suivants du Code de commerce donnée à la Société par l'Assemblée Générale mixte du 21 juin 2001.

L'Assemblée Générale, connaissance prise du rapport du Conseil d'Administration et de la note d'information visée par la Commission des Opérations de Bourse, autorise le Conseil d'Administration, conformément aux dispositions des articles L.225-209 et suivants du Code de commerce, à acheter les actions de la Société.

L'acquisition, la cession et le transfert de ces actions pourront être effectués à tout moment et par tous moyens, y compris par l'utilisation d'instruments financiers dérivés, et notamment toutes opérations optionnelles.

Le prix maximum d'achat est fixé à 200 euros et le prix minimum de vente à 40 euros.

En cas d'augmentation de capital par incorporation de réserves et attribution d'actions gratuites, ainsi qu'en cas de division ou de regroupement des titres, les prix indiqués ci-dessus seront ajustés par un cœfficient multiplicateur égal au rapport entre le nombre de titres composant le capital avant l'opération et ce nombre après l'opération.

La part maximale du capital pouvant être achetée ne pourra excéder 10 % du capital social.

Les acquisitions d'actions pourront être effectuées en vue de :

- optimiser la gestion patrimoniale et financière de la Société ;
- régulariser le cours de Bourse de l'action de la Société ;
- consentir des options d'achat d'actions aux salariés et mandataires sociaux de la Société et /ou de son groupe, ou leur proposer d'acquérir des actions dans les conditions prévues aux articles 443-1 et suivants du Code du travail et par le troisième alinéa de l'article 225-209 ;
- attribuer les titres dans le cadre de la participation des salariés aux fruits de l'expansion ;
- remettre les titres en paiement ou en échange, notamment dans le cadre d'opérations de croissance externe ;
- livrer les actions à l'occasion de l'exercice de droits attachés à des valeurs mobilières donnant droit par remboursement, conversion, échange, présentation d'un bon ou de toute autre manière, à l'attribution d'actions de la Société ;
- permettre la sortie d'un ou plusieurs actionnaires.

Cette autorisation expirera à l'issue de l'Assemblée Générale appelée a statuer sur les comptes de l'exercice clos le 31 décembre 2002.
A cet effet, tous pouvoirs sont conférés au Conseil d'Administration, lequel pourra les déléguer, afin de passer tous les ordres en Bourse, conclure tous accords en vue, notamment, de la tenue des registres des achats et ventes d'actions, effectuer toutes déclarations auprès de la Commission des Opérations de Bourse et tous autres organismes, remplir toutes autres formalités et d'une manière générale, faire tout ce qui sera nécessaire.

Douzième résolution

(Cette résolution a pour objet de prendre acte des obligations à remplir au niveau de l'actionnariat salarié).

L'Assemblée Générale, après avoir pris connaissance du rapport du Conseil d'Administration, prend acte de ce que les actions détenues par le personnel de la société et par le personnel des sociétés qui lui sont liées au sens de l'article L 225-180 du Code de commerce, représentent plus de 3 % du capital social de la société et qu'il y a lieu, en conséquence, de statuer en Assemblée Générale extraordinaire en application de l'article L 225-23 du Code de commerce.

PARTIE EXTRAORDINAIRE

Treizième résolution

(Cette résolution a pour objet de renouveler l'autorisation précédemment donnée au Conseil d'Administration de procéder à l'augmentation du capital social, dans la limite de 15 millions d'euros de nominal, par émission sans droit préférentiel de souscription, de toutes valeurs mobilières donnant accès, immédiatement ou à terme au capital de la Société).

L'Assemblée Générale, après avoir pris connaissance du rapport du Conseil d'Administration et du rapport spécial des Commissaires aux comptes et conformément aux dispositions de l'alinéa 3 de l'article L. 225-129-III du code de commerce :

- délègue au Conseil d'Administration les pouvoirs nécessaires à l'effet de procéder sur ses seules délibérations par voie d'appel public à l'épargne, en une ou plusieurs fois, dans les proportions et aux époques qu'il appréciera, tant en France qu'à l'étranger, à l'émission en euros ou en monnaie étrangère, d'actions de la Société ainsi que de toutes valeurs mobilières de quelque nature que ce soit, donnant accès, immédiatement et /ou à terme, à des actions de la Société ;
- décide que le montant des augmentations de capital social susceptibles d'être réalisées immédiatement et /ou à terme en vertu de la délégation susvisée, ne pourra être supérieur à 15 millions d'euros de nominal, montant auquel s'ajoutera, le cas échéant, le montant nominal des actions supplémentaires à émettre pour préserver, conformément à la loi, les droits des porteurs de valeurs mobilières donnant droit à des actions ;
- décide, en outre, que le montant nominal des titres d'emprunt susceptibles d'être émis en vertu de la délégation susvisée, ne pourra être supérieur à 700 millions d'euros ou à la contre-valeur de ce montant en cas d'émission en monnaie étrangère ;

- décide de supprimer le droit préférentiel de souscription des actionnaires aux valeurs mobilières à émettre, étant entendu que le Conseil d'Administration pourra conférer aux actionnaires une faculté de souscription par priorité sur tout ou partie de l'émission, pendant le délai et aux conditions qu'il fixera. Cette période de souscription ne donnera pas lieu à la création de droits négociables, mais pourra, si le Conseil d'Administration l'estime opportun, être exercée tant à titre irréductible que réductible ;

- décide que si les souscriptions des actionnaires et du public n'ont pas absorbé la totalité d'une émission d'actions ou de valeurs mobilières telles que définies ci-dessus, le Conseil pourra utiliser, dans l'ordre qu'il estimera opportun, l'une ou l'autre des facultés ci-après :
  - limiter, le cas échéant, l'émission au montant des souscriptions sous la condition que celui-ci atteigne les trois-quarts au moins de l'émission décidée,
  - répartir librement tout ou partie des titres non souscrits ;

- constate que la délégation susvisée emporte de plein droit au profit des porteurs de valeurs mobilières donnant accès à terme à des actions de la Société, susceptibles d'être émises, renonciation des actionnaires à leur droit préférentiel de souscription aux actions auxquelles ces valeurs mobilières donnent droit ;

- décide toutefois, dans le cas d'émission de bons de souscription autonomes, de supprimer expressément le droit préférentiel de souscription des actionnaires aux actions auxquelles ces bons donnent droit ;

- décide que la somme revenant, ou devant revenir à la Société pour chacune des actions émises dans le cadre de la délégation susvisée, après prise en compte, en cas d'émission de bons autonomes de souscription d'actions, du prix d'émission desdits bons, sera au moins égale à la moyenne des premiers cours constatés en Bourse de l'action de la Société pendant dix jours de Bourse consécutifs choisis parmi les vingt jours de Bourse précédant le début de l'émission des valeurs mobilières précitées, après, le cas échéant, correction de cette moyenne pour tenir compte de la date de jouissance ;

- décide que le Conseil d'Administration aura tous pouvoirs avec faculté de subdélégation à son président, dans les conditions fixées par la loi, pour mettre en œuvre la présente délégation, à l'effet notamment de déterminer les dates et modalités des émissions ainsi que la forme et les caractéristiques des valeurs mobilières à créer, d'arrêter les prix et conditions des émissions, de fixer les montants à émettre, de fixer la date de jouissance, même rétroactive, des titres à émettre, de déterminer le mode de libération des actions ou autres titres émis et, le cas échéant, de prévoir les conditions de leur rachat en Bourse, la possibilité de suspension de l'exercice des droits d'attribution d'actions attachés aux valeurs mobilières à émettre pendant un délai qui ne pourra pas excéder trois mois, fixer les modalités suivant lesquelles sera assurée la préservation des droits des titulaires de valeurs mobilières donnant à terme accès au capital social et ce en conformité avec les dispositions légales et réglementaires. En outre, le Conseil ou son président pourra procéder, le cas échéant, à toutes imputations sur la ou les primes d'émission et notamment celle des frais entraînés par la réalisation des émissions, et prendre généralement toutes dispositions utiles et conclure tous accords pour parvenir à la bonne fin des émissions envisagées et constater la ou les augmentations de capital résultant de toute émission réalisée par l'usage de la présente délégation et modifier corrélativement les statuts.

  En cas d'émission de titres d'emprunt, le Conseil d'Administration aura tous pouvoirs, avec faculté de subdélégation au président, notamment pour décider de leur caractère subordonné ou non, fixer leur taux d'intérêt, leur durée, le prix de remboursement fixe ou variable avec ou sans prime, les modalités d'amortissement en fonction des conditions du marché et les conditions dans lesquelles ces titres donneront droit à des actions de la Société ;

- décide que la présente délégation prive d'effet toute délégation antérieure relative à l'émission immédiate et/ou à terme d'actions de la Société avec suppression du droit préférentiel de souscription et faculté de conférer un droit de priorité.

La délégation ainsi conférée au Conseil d'Administration est valable, à compter de la présente Assemblée, pour une durée de 26 mois telle que prévue au troisième alinéa de l'article L. 225-129-III du Code de Commerce.

Quatorzième résolution

(Cette résolution a pour objet de renouveler l'autorisation précédemment donnée au Conseil d'Administration d'ajuster le rapport d'échange des obligations convertibles émises en 2000, en cas d'augmentation de capital de la Société).

L'Assemblée Générale, connaissance prise du rapport du Conseil d'Administration, et comme conséquence de l'adoption de la 13ème résolution, décide :

- de fixer à 15 millions d'euros, ou à la contre-valeur de ce montant en cas d'émission en monnaie étrangère, le montant nominal maximum des titres d'emprunt susceptibles d'être émis en vertu des autorisations conférées par la résolution susvisée ;
- de fixer à 700 millions d'euros, ou à la contre-valeur de ce montant en cas d'émission en monnaie étrangère, le montant nominal maximum des augmentations de capital social, immédiates et/ou à terme, susceptibles d'être réalisées en vertu des autorisations conférées par la résolution susvisée, étant précisé qu'à ce montant nominal s'ajoutera, éventuellement, le montant nominal des actions à émettre en supplément pour préserver les droits des titulaires des valeurs mobilières donnant droit à des actions, conformément à la loi.

Quinzième résolution

(Cette résolution a pour objet, en cas d'offre publique d'achat ou d'offre publique d'échange des actions de la Société, de maintenir les autorisations conférées au Conseil d'Administration dans les deux précédentes résolutions d'augmenter le capital social de la Société et d'ajuster le rapport d'échange des obligations convertibles).

L'Assemblée Générale, après avoir pris connaissance du rapport du Conseil d'Administration et conformément aux dispositions de l'article L. 225-129-IV du Code de Commerce, décide expressément que les délégations données au Conseil d'Administration sous les 13ème et 14ème résolutions ci-dessus, à l'effet de réaliser toute augmentation de capital de la Société, sont maintenues en période d'offre publique d'achat ou d'échange sur les titres de la Société.

Le maintien, en période d'offre publique d'achat ou d'échange sur les titres de la Société, des délégations données au Conseil d'Administration est valable jusqu'à la tenue de la prochaine Assemblée Générale de la Société appelée à statuer sur les comptes de l'exercice 2002.

Seizième résolution

(Cette résolution a pour objet de renouveler l'autorisation précédemment donnée au Conseil d'Administration d'utiliser des actions nouvelles de la Société pour rémunérer, le cas échéant, l'acquisition d'une société cotée, par émission sans droit préférentiel de souscription, de toutes valeurs mobilières donnant accès, immédiatement ou à terme au capital de la Société).

L'Assemblée Générale, après avoir pris connaissance du rapport du Conseil d'Administration, du rapport des Commissaires aux comptes et conformément aux dispositions de l'article L. 225-148 du Code de

Commerce, autorise le Conseil d'Administration à augmenter le capital de la Société d'un montant nominal maximum de 10 millions d'euros par l'émission successive ou simultanée, en une ou plusieurs fois, d'actions nouvelles de la Société à l'effet de rémunérer des titres apportés à une offre publique d'échange sur des titres d'une autre société admise aux négociations sur un marché réglementé.

Cette émission d'actions nouvelles rémunérant des titres apportés à une offre publique d'échange pourra, conformément aux dispositions de l'article L. 225-129 du Nouveau Code de Commerce, résulter de l'émission des valeurs mobilières de toute nature donnant accès immédiatement et/ou à terme à une quotité de capital de la Société.

En tant que de besoin, les actionnaires renoncent à leurs droits préférentiels de souscription aux actions auxquelles les valeurs mobilières susvisées pourraient donner accès à terme par exercice d'un droit de quelque nature que ce soit. Le montant nominal des titres d'emprunt émis, le cas échéant, en application de la présente autorisation, ne pourra être supérieur à 500 millions d'euros.

L'Assemblée Générale décide que le Conseil d'Administration aura tous pouvoirs, avec faculté de sub-délégation à son président, dans les conditions fixées par la loi, pour mettre en œuvre la présente autorisation, à l'effet notamment :

- de fixer la parité d'échange ainsi que, le cas échéant, le montant de la soulte en espèces à verser ;
- de constater le nombre de titres apportés à l'échange ;
- de déterminer les dates, conditions d'émission, notamment le prix et la date de jouissance des actions nouvelles, ou, le cas échéant, des titres donnant accès immédiatement et/ou à terme à une quotité du capital de la Société ;
- d'inscrire au passif du bilan à un compte "prime d'apport" sur lequel porteront le droit de tous les actionnaires, la différence entre le prix d'émission des actions nouvelles et leur valeur nominale ;
- de procéder, s'il y a lieu, à l'imputation sur ladite "prime d'apport", de l'ensemble des frais et droits occasionnés par l'opération autorisée ;
- de prendre généralement toutes dispositions utiles et conclure tous accords pour parvenir à la bonne fin de l'opération autorisée, constater la ou les augmentations de capital en résultant et modifier corrélativement les statuts.

L'autorisation ainsi conférée au Conseil d'Administration est valable, à compter de la présente Assemblée, pour la durée prévue au troisième alinéa de l'article L. 225-129 III du Nouveau Code de Commerce.

Dix-septième résolution

(Cette résolution a pour objet de renouveler l'autorisation précédemment donnée au Conseil d'Administration d'utiliser des actions nouvelles de la Société pour rémunérer, le cas échéant, l'acquisition d'une société non cotée, par émission sans droit préférentiel de souscription, de toutes valeurs mobilières donnant accès, immédiatement ou à terme au capital de la Société)

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales extraordinaires, après avoir pris connaissance du rapport du Conseil d'Administration, du rapport des Commissaires aux comptes et conformément aux dispositions de l'article L. 225-138 du Nouveau Code de Commerce :

- autorise le Conseil d'Administration à augmenter le capital de la Société d'un montant nominal maximum de 10 millions d'euros par l'émission, en une ou plusieurs fois, d'actions nouvelles de la Société, à l'effet de rémunérer en titres des opérations de croissance externe réalisées, notamment, dans les conditions décrites au paragraphe 215 du Règlement N°99-02 du Comité de Réglementation Comptable, relatif à la méthode dérogatoire de consolidation.

L'autorisation ainsi conférée au Conseil d'Administration est valable, à compter de la présente Assemblée, pour la durée d'un an ;

- décide de supprimer le droit préférentiel de souscription des actionnaires au profit des vendeurs de participations acquises dans le cadre des opérations de croissance externe susvisées ;
- décide que l'émission susvisée d'actions nouvelles pourra, conformément aux dispositions de l'article L 225-139 du Code de Commerce, résulter de l'émission des valeurs mobilières de toute nature donnant accès immédiatement et/ou à terme à une quotité de capital de la Société ; en conséquence décide, en tant que de besoin, de supprimer le droit préférentiel de souscription des actionnaires aux actions auxquelles les valeurs mobilières susvisées pourraient donner accès à terme par exercice d'un droit de quelque nature que ce soit. Le montant nominal des titres d'emprunt émis, le cas échéant, en application de la présente autorisation, ne pourra être supérieur à 500 millions d'euros ;
- délègue au Conseil d'Administration tous pouvoirs pour mettre en œuvre la présente autorisation dans les conditions fixées par la loi, à l'effet notamment de :
  - procéder aux opérations de croissance externe susvisées, étant précisé que le Conseil d'Administration pourra demander, en tant que de besoin, à un expert indépendant d'établir un rapport sur l'évaluation des titres acquis, ainsi que sur la valeur de la créance que les vendeurs détiendront à l'égard de la Société, consécutivement à l'acquisition par cette dernière de leurs participations ;
  - déterminer les dates, conditions d'émission, notamment le prix et la date de jouissance des actions nouvelles, ou, le cas échéant, des titres donnant accès immédiatement et/ou à terme à une quotité du capital de la Société, étant précisé que ce prix sera au moins égal à la moyenne des premiers cours constatés en Bourse de l'action de la Société pendant dix jours de Bourse consécutifs choisis parmi les vingt jours de Bourse précédant l'émission ;
  - déterminer le nombre d'actions nouvelles, ou, le cas échéant, de titres donnant accès immédiatement et/ou à terme à une quotité du capital de la Société, que les vendeurs souscriront par compensation de la créance née de la cession à la Société de leurs participations ;
  - inscrire au passif du bilan à un compte "prime d'émission" sur lequel porteront le droit de tous les actionnaires, la différence entre le prix d'émission des actions nouvelles et leur valeur nominale ;
  - procéder, s'il y a lieu, à l'imputation sur ladite "prime d'émission", de l'ensemble des frais et droits occasionnés par l'opération autorisée ;
  - prendre généralement toutes dispositions utiles et conclure tous accords pour parvenir à la bonne fin de l'opération autorisée, constater la ou les augmentations de capital en résultant et modifier corrélativement les statuts.

Dix-huitième résolution

(Cette résolution a pour objet d'autoriser le Conseil d'Administration à procéder à des augmentations de capital réservées aux salariés de la société et de ses filiales dans la limite de 10 % du capital social).

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales extraordinaires, après avoir pris connaissance du rapport du Conseil d'Administration, du rapport des Commissaires aux comptes et conformément aux dispositions prévues notamment par les articles L 225-138 et L 225-129 VII du Code de commerce et de l'article L 443-5 du code du travail :

- autorise le Conseil d'Administration à augmenter le capital social en une ou plusieurs fois, dans un délai de vingt six mois à compter du jour de la présente assemblée, par l'émission d'actions en numéraire, et réserve la totalité des actions à émettre aux salariés de la société et des sociétés françaises et étrangères qui lui sont liées au sens de l'article L 233-16 du Code de commerce et qui en outre rentrent dans le périmètre de consolidation de la société et adhérent au plan d'épargne entreprise ou à un plan partenarial d'épargne salariale volontaire ;

- décide que le nombre total d'actions susceptibles d'être émises en application des décisions prises sous la présente résolution ne devra pas dépasser 10 % du capital social au jour de la décision du Conseil d'Administration ;
- décide que le prix d'émission des actions nouvelles ne pourra être ni supérieur à la moyenne des premiers cours cotés lors des vingt séances de Bourse précédant le jour de la décision du Conseil d'Administration fixant la date d'ouverture des souscriptions, ni inférieur à cette moyenne diminuée de la décote maximale prévue par la loi au jour de la décision du Conseil d'Administration ;
- constate que ces décisions entraînent renonciation des actionnaires à leur droit préférentiel de souscription au profit des salariés auxquels l'augmentation de capital est réservée ;
- confère tous pouvoirs au Conseil d'Administration pour déterminer l'ensemble des conditions et modalités de l'opération, notamment :
  - procéder à la création d'un Plan d'Epargne Entreprise ou d'un Plan Partenarial d'Epargne Salariale Volontaire ;
  - fixer les modalités et conditions d'adhésion au plan d'épargne ; en établir ou modifier le règlement ;
  - fixer les conditions particulières que devront remplir les sociétés qui lui sont liées au sens de l'article L 233-16 susvisé et qui en outre rentrent dans le périmètre de consolidation de la société ;
  - fixer les conditions d'ancienneté que devront remplir les bénéficiaires des actions nouvelles à provenir des augmentations de capital, objet de la présente résolution ;
  - décider que les souscriptions pourront être réalisées par l'intermédiaire d'un fonds commun de placement, d'un Plan Partenarial d'Épargne Salariale Volontaire ou directement ;
  - consentir un délai aux salariés pour la libération de leurs actions ;
  - fixer les dates d'ouverture et de clôture des souscriptions ainsi que le prix d 'émission des actions ;
  - arrêter le nombre d'actions nouvelles à émettre ;
  - constater la réalisation des augmentations de capital ; accomplir directement ou par mandataire toutes opérations et formalités consécutives à celles-ci, modifier en conséquence les statuts de la société et, plus généralement, faire tout ce qui sera nécessaire dans le cadre des dispositions légales et réglementaires en vigueur.

Conformément aux dispositions légales, le Conseil d'Administration pourra déléguer les pouvoirs nécessaires à la réalisation des augmentations de capital, dans les limites et selon les conditions qu'il pourra préalablement fixer.

Dix-neuvième résolution

(Cette résolution a pour objet l'introduction dans les statuts d'un article prévoyant la désignation d'administrateurs parmi les salariés actionnaires).

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales extraordinaires, après avoir pris connaissance du rapport du Conseil d'Administration, décide d'introduire dans les statuts une clause prévoyant qu'un administrateur devra être nommé parmi les salariés actionnaires ou, le cas échéant, parmi les salariés membres du conseil de surveillance d'un Fonds Commun de Placement d'Entreprise détenant des actions de la société, le nouvel article 11 étant rédigé ainsi qu'il suit :

ARTICLE 11 : ADMINISTRATION

La société est administrée par un Conseil d'Administration, composé de trois membres au moins et de douze membres au plus, sauf dispositions légales.

Les administrateurs sont nommés pour une durée maximum de six années et rééligibles.

Chaque administrateur doit être propriétaire d'UNE ACTION au moins.

Le Conseil d'Administration comprend, en outre, un administrateur nommé parmi les salariés actionnaires ou, le cas échéant, parmi les salariés membres du conseil de surveillance d'un Fonds Commun de Placement d'Entreprise détenant des actions de la société.

Vingtième résolution

(Cette résolution a pour objet la modification de plusieurs articles des statuts, leur mise en harmonie et leur refonte avec les dispositions de la loi du 15 mai 2001).

L'Assemblée Générale, statuant aux conditions de quorum et de majorité requises pour les Assemblées Générales extraordinaires, après avoir pris connaissance du rapport du Conseil d'Administration et du projet de nouveaux statuts décide de mettre les statuts en harmonie avec les dispositions de la loi du 15 mai 2001, de procéder à plusieurs autres modifications statutaires et d'adopter le nouveau texte des statuts, qui demeurera annexé au présent procès-verbal, article par article puis dans son ensemble.

Vingt et unième résolution

(Cette résolution a pour objet de donner les pouvoirs nécessaires à l'exécution des décisions qui découlent des résolutions adoptées par l'Assemblée Générale).

L'Assemblée Générale confère tous pouvoirs au porteur d'un original, d'une copie, ou d'un extrait du présent procès-verbal et de toutes autres pièces utiles pour effectuer tous dépôts, formalités et publications nécessaires, ensuite des décisions ci-dessus prises et de leur réalisation.

ASSEMBLÉE GÉNÉRALE MIXTE

DU 18 JUIN 2002

Mesdames, Messieurs,

Nous vous avons réunis ce jour, en Assemblée Générale Mixte, à l'effet :

- Au titre de la partie ordinaire de cette Assemblée, de vous rendre compte de la situation de la société durant l'exercice clos le 31 décembre 2001, ainsi que de son évolution prévisible et des événements survenus depuis la clôture de l'exercice, de soumettre à votre approbation le compte de résultat de la société, le bilan et son annexe tels qu'arrêtés par le Conseil d'Administration, de statuer sur l'affectation du résultat de cet exercice et de délibérer sur les comptes de l'exercice 2001.
- Au titre de la partie extraordinaire, de vous demander d'autoriser le Conseil d'Administration à procéder à des augmentations de capital avec ou sans droit préférentiel de souscription et, le cas échéant, de racheter ses propres actions.

DONNÉES CONSOLIDÉES (en milliers d'euros)	2001	2000	Variation %
Chiffre d'affaires	1 278,6	900,2	42
Résultat d'exploitation	233,6	164,5	42
Résultat courant	227,7	155,5	46,4
Résultat net (avant amortissement des écarts d'acquisition)	134,3	93,1	44,3
Amortissement des écarts d'acquisition	13,3	8,8	51,1
Résultat net : part du groupe	120,8	84,2	43,5
Capacité d'autofinancement	148,5	99,6	49,1

DES PERFORMANCES TRÈS SATISFAISANTES

Au 31 décembre 2001, le chiffre d'affaires annuel consolidé atteint 1 278,6 millions d'euros, en progression de 42 % par rapport à l'année précédente. En deux ans, de 1999 à 2001, le chiffre d'affaires d'Altran a plus que doublé (+108 %). Ces performances très satisfaisantes s'expliquent notamment par :

- un business model particulièrement dynamique et "agressif" axé sur la croissance ;
- l'esprit d'entreprise, l'autonomie, le dynamisme et la forte motivation qui caractérisent les responsables opérationnels du groupe ;
- la poursuite du développement d'Altran chez ses grands clients et la conquête de nouveaux grands comptes ;
- le succès confirmé de la politique d'internationalisation du groupe ;
- la capacité du groupe à maintenir une forte croissance dans un climat économique déprimé, ce qui lui donne un caractère défensif.

CROISSANCE FORTE ET PÉRENNE

En 2001, Altran a réalisé 42 % de croissance de son chiffre d'affaires. Si Altran a une capacité de croissance forte et durable, c'est, au-delà de son savoir-faire scientifique et technologique, par ce que ses dirigeants et managers sont de véritables entrepreneurs. Autonomes, créatifs, ils ont une totale liberté dans le développement de leur activité : ils gèrent une capacité d'innovation, appliquée à des secteurs de clientèle variés, ce qui leur donne une grande réactivité, une extrême souplesse, et une vision transverse des technologies, dont bénéficient leurs clients.

POLITIQUE D'ACQUISITIONS ET D'INTÉGRATION

Altran continuera, dans les années qui viennent, à gérer sa politique d'acquisitions dans le souci des intérêts de ses actionnaires. Les acquisitions, par leur mode d'intégration, sont, pour l'actionnaire, une garantie de retour élevé sur investissement.
En effet, les dirigeants et managers d'Altran impliqués dans des activités de "coaching", appliquent leur savoir-faire aussi bien à leur propre société ou business unit, qu'aux filiales récemment entrées dans le périmètre d'Altran. Ils assurent l'intégration de ces filiales en leur transmettant l'énergie, les méthodes, les outils, l'ensemble des savoir-faire qui génèrent les performances d'Altran, et permettent à ces sociétés d'atteindre très rapidement le niveau global de rentabilité du groupe. Cette politique concernera en priorité Arthur D. Little en 2002. Ainsi, chez Altran, aucune distinction n'est faite, sur le plan opérationnel, entre croissance dite "interne" et croissance dite "externe" : mêmes méthodes, mêmes acteurs.

SUCCÈS À L'INTERNATIONAL

Le groupe poursuit le développement de ses activités dans ses 12 pays d'implantation en Europe : Allemagne, Autriche, Belgique, Espagne, France, Grande-Bretagne, Italie, Luxembourg, Pays-Bas, Portugal, Suède et Suisse. Il étend également son réseau au Brésil et aux Etats-Unis. Le chiffre d'affaires des sociétés d'Altran hors de France atteint 577,7 millions d'euros pour l'année 2001, en progression de 57 % par rapport à 2000. Il représente 45,2 % du chiffre d'affaires consolidé du groupe contre 41 % l'année précédente. Partout dans le monde, de nouveaux clients ont choisi de faire confiance à Altran pour sa capacité d'innovation, parmi lesquels le Ministère des transports hollandais, le Centre de recherche de la RAI Télévision en Italie, Eurocopter en Allemagne...
Au Brésil et aux Etats-Unis, les équipes s'implantent efficacement en local. En 2002, le chiffre d'affaires hors France représentera plus de 50 % du chiffre d'affaires total. L'objectif de 2 milliards d'euros de chiffre d'affaires en 2003 sera dépassé, avec une majorité hors de France.

IMA, UN OUTIL CLÉ DU MODÈLE ALTRAN

En 2001, l'Institut pour le Management Altran (IMA) a bénéficié, comme les années précédentes, d'investissements importants. Au total, 78 000 heures de cours ont été dispensées en 2001, contre 45 000 en 2000. L'université interne du groupe a en effet largement démontré son aptitude à accompagner le développement opérationnel du groupe. Son activité s'est fortement internationalisée : 64 % des managers et un tiers des consultants formés sont non français et l'équipe IMA propose des formations en cinq langues. Elle s'est entourée de formateurs relais dans cinq pays.

PÉRENNITÉ DU BUSINESS MODEL

Altran assure la pérennité de son business model. L'IMA bien sûr, mais aussi des programmes de coaching des directeurs de business units préparent le management du groupe aux défis des années 2004/2005, aussi bien en France qu'à l'international. L'ensemble de ces actions représente un investissement de 31 millions d'euros en 2001 contre 23 millions d'euros en 2000.

SPÉCIALITÉS

Altran affiche une croissance moyenne de 80 % dans les spécialités suivantes : qualité, méthodologie, organisation, stratégie, sûreté de fonctionnement, fiabilité, sécurité, étude de risques et veille technologique.

RÉPARTITION DU CHIFFRE D'AFFAIRES PAR SECTEURS CLIENTS

Aucun client du groupe ne dépasse 3 % du chiffre d'affaires, ce qui rend Altran très peu dépendant de tel ou tel grand compte. Le chiffre d'affaires cumulé des dix plus gros clients ne dépasse pas 20 % du chiffre d'affaires total. Ces dix plus gros clients sont répartis dans cinq pays différents, et seulement trois sont français. La relative indépendance d'Altran au regard de la conjoncture économique confirme la pérennité et le caractère défensif de son business model. Ainsi, le groupe ne se contente pas de se développer en s'impliquant sur les projets technologiques majeurs qui lui sont confiés, il anticipe les besoins de ses clients en créant des solutions innovantes à des problèmes qu'il aura su identifier au préalable. Chacun des secteurs d'intervention du groupe affiche, sur l'année 2001, une progression d'au moins 31 %.

Focus sur quelques secteurs...

GOUVERNEMENTS, ADMINISTRATIONS
En 2001, Altran bénéficie de la progression la plus rapide de son chiffre d'affaires : +99,6 %. Les sociétés du groupe proposent aux acteurs de ces secteurs des interventions à haute valeur ajoutée : conseil en stratégie et en management notamment. On notera entre autres projets phares la gestion de grands programmes auprès de la Commission européenne.

INDUSTRIES DE PROCESS
Encore un secteur où le chiffre d'affaires a quasiment doublé (+ 94 %) en 2001. Si la progression est importante, c'est parce qu'Altran a su aider ses clients – en particulier dans les métiers de la chimie et de la pharmacie – à améliorer leur process de fabrication, en répondant à leur exigence d'un retour sur investissement rapide.

TRANSPORTS FERROVIAIRES
Dans ce secteur, Altran connaît une augmentation de son chiffre d'affaires de 82,7 % en 2001. Les sociétés du groupe apportent aux acteurs européens de cette industrie une large palette de savoir-faire en sciences des phénomènes physiques, sécurité, fiabilité, qualité et organisation, automatique et process. Elles les aident dans l'amélioration constante de leur matériel comme de leurs réseaux, notamment dans le cadre de projets transnationaux.

AÉRONAUTIQUE, ESPACE, DÉFENSE
Consolidés, l'aéronautique, l'Espace et la Défense représentent le premier secteur client du groupe. Leur volume d'affaires affiche une progression de 38,3 % par rapport à 2000.

TÉLÉCOMMUNICATIONS
Malgré les difficultés des télécommunications en 2001, la progression du chiffre d'affaires d'Altran dans ce secteur est soutenue puisqu'elle s'élève à 32,1 %.

BANQUE, ASSURANCE, SERVICES
Au nombre des savoir-faire développés par les sociétés du groupe pour les intervenants de ces secteurs, on notera les systèmes d'information, les questions liées à la fiabilité, la sécurité et la sûreté de fonctionnement, la méthodologie et les problématiques de stratégie et d'organisation.

PARCOURS BOURSIER

Altran est coté en Bourse depuis 1987. Depuis sa cotation, le groupe affiche une croissance moyenne de son bénéfice par action – après amortissement des écarts d'acquisition – de 32,8 % par an.

Une étude d'AT Kearney classe le titre Altran Technologies numéro 1 en Europe sur dix ans en terme de création de valeur pour l'actionnaire et numéro 7 mondial sur la même période. Altran confirme sa solidité sur le long terme.

ACTIVITÉ DE RECHERCHE SUR FONDS PROPRES

Les dépenses de l'exercice se sont élevées à environ 5,2 millions d'euros pour le groupe.

COMPTES SOCIAUX

En 2001, la société mère Altran Technologies a réalisé un chiffre d'affaires de 231,7 millions d'euros et un résultat d'exploitation de 43,2 millions euros. Le résultat financier est positif de 27,9 millions d'euros, incluant des dividendes en provenance des filiales de 19 millions d'euros. Après prise en compte de la participation pour 5,2 millions d'euros et de l'impôt sur les sociétés de 17,9 millions d'euros, le résultat net est de 47,6 millions d'euros.

COMPTES CONSOLIDÉS

L'exercice 2001 s'est soldé par un accroissement du chiffre d'affaires consolidé de 42 % à 1 278,6 millions d'euros. Le résultat d'exploitation est de 233,6 millions d'euros, en augmentation de 42 %. Il représente 18,3 % du chiffre d'affaires. Un taux qui place Altran au premier rang européen et au tout premier rang mondial des sociétés de conseil. Après déduction du résultat financier de 5,9 millions d'euros, le résultat courant est de 227,7 millions d'euros. Le résultat exceptionnel est négatif de 2,7 millions d'euros.
Compte tenu de la participation des salariés pour 15,6 millions d'euros et de l'impôt sur les sociétés pour 75,1 millions d'euros, le résultat net avant amortissement des écarts d'acquisition ressort à 134,3 millions d'euros, en progression de 44,2 % par rapport à l'exercice précédent. La marge nette, avant amortissement des écarts d'acquisition, atteint 10,5 % du chiffre d'affaires. Il est à noter que ce taux est le meilleur des 6 dernières années. L'amortissement des écarts d'acquisition s'élève à 13,3 millions d'euros, donnant un résultat net de 120,8 millions d'euros après amortissement des écarts d'acquisition, en augmentation de 43,6 % par rapport à 2000. En 2001, les investissements financiers ont représenté 70,6 millions d'euros pour les acquisitions de l'exercice et 93,8 millions d'euros au titre des compléments de prix liés aux acquisitions de l'année précédente.

PERSPECTIVES

Altran prévoit en 2002 une croissance de 30 % du chiffre d'affaires et du résultat. En 2002, le chiffre d'affaires hors France représentera plus de 50 % du chiffre d'affaires total. Fort de son business model unique et particulièrement défensif pour l'actionnaire, Altran a pour objectif de devenir le leader mondial du conseil en innovation, avec 40 000 personnes. Le seul marché européen suffirait à Altran pour atteindre cet objectif. De plus, Altran a la certitude d'avoir à portée de mains un marché mondial ouvert.

AUTRES INFORMATIONS

Options de souscription :

L'Assemblée Générale du 26 juin 1996 a autorisé le conseil d'administration à proposer des options de souscription d'actions aux salariés du groupe. Au cours de l'exercice, 1 670 508 actions ont été souscrites au titre du plan 1996 qui venait à échéance.

Administration de la société :

La société est administrée par un Conseil d'Administration dont les noms des membres et les fonctions exercées dans d'autres sociétés sont donnés ci-après :

- Monsieur Alexis KNIAZEFF Président du conseil d'administration, Président de deux filiales du groupe et administrateur de quatre autres filiales.
- Monsieur Hubert MARTIGNY Vice-Président Directeur Général, Président de trois filiales du groupe et administrateur de quatre autres filiales du groupe. Gérant des SARL HMM et HMP, Président de la Salle Pleyel et de la SA EGP.
- Monsieur Frédéric BONAN Directeur Général, Président de trois filiales du groupe et administrateur de six autres filiales.
- Monsieur Michel FRIEDLANDER Directeur Général, Président de trois filiales du groupe et administrateur de six autres filiales.
- Monsieur Jean-Michel MARTIN Directeur Général Adjoint, Président de trois filiales, gérant de deux filiales du groupe et administrateur de six autres filiales.
- Madame Annie KNIAZEFF Administrateur Gérante de Genepi SARL.
- Monsieur Florian MARTIGNY Administrateur.

Le montant global des rémunérations brutes et des avantages de toute nature versés à l'ensemble des mandataires sociaux se monte à 3 151 180 €.

Assemblée Générale :

Nous soumettons à votre approbation un certain nombre de résolutions destinées à doter votre conseil d'administration des autorisations lui permettant, le cas échéant, de procéder, par ses seules décisions, à diverses opérations financières emportant augmentation du capital de votre Société, sans droit préférentiel de souscription. Cette renonciation au droit préférentiel de souscription a pour objet de permettre, en accélérant le processus de placement des émissions, d'accroître les chances de succès de celles-ci. Nous vous précisons toutefois que, dans le cas d'émissions sans droit préférentiel prévu à la résolution n° 13 :

- votre conseil d'administration pourra conférer aux actionnaires la faculté de souscrire les titres par priorité ;
- la somme revenant ou devant revenir à la Société pour chacune des actions qui sera émise, après prise en compte, en cas d'émission de bons autonomes de souscription d'actions, du prix d'émission desdits bons, devra être au moins égale à la moyenne des premiers cours constatés en Bourse pour les actions anciennes, pendant dix jours de Bourse consécutifs choisis parmi les vingt derniers jours de Bourse qui précèdent le début de l'émission des valeurs mobilières après, le cas échéant, correction de cette moyenne pour tenir compte de la date de jouissance. En outre, nous vous proposons de modifier les statuts afin de les mettre en harmonie avec la loi du 15 mai 2001.

IDENTITE DES ACTIONNAIRES DETENANT PLUS DE 5 % DU CAPITAL

	% du capital	% droit de vote
M. Alexis KNIAZEFF	11,64	18,55
M. Hubert MARTIGNY	11,68	18,49
ALTRAN DIRECTORS FUND	8,94	7,31

PROPOSITION D'AFFECTATION DU RESULTAT

Nous vous proposons d'affecter le résultat de l'exercice 2001 de la manière suivante :

Résultat de l'exercice	47 599 429 €
- diminué de la dotation à la réserve légale	-1 584 291 €
- majoré du report à nouveau antérieur bénéficiaire	44 368 307 €
Résultat distribuable	90 383 445 €

Prélèvement à titre de dividendes aux actionnaires, la somme de 18 343 280€ soit, sur la base de 91 716 402 actions, un montant de 0,20 € par action, assorti d'un avoir fiscal de 0,10 €, soit un revenu global de 0,30 € par action, le solde étant reporté au compte "report à nouveau", qui se monte ainsi à 72 040 165€. Nous vous rappelons que les dividendes distribués au titre des trois derniers exercices sont les suivants :

Exercice	Dividende net global	Avoir fiscal global	Revenu global
2000	12 606 418 €	6 303 209 €	18 209 627 €
1999	9 609 180 €	4 804 590 €	14 413 770 €
1998	6 729 764 €	3 364 882 €	10 094 647 €

A PROPOS D'ARTHUR D. LITTLE

Altran a apporté son appui à un MBO (rachat de l'entreprise par les salariés) des activités non-américaines du groupe Arthur D. Little (dont la célèbre Cambridge Consultants Ltd en Angleterre).

Ces activités sont principalement européennes, et majoritairement en Europe du nord. Elles concernent aussi l'Amérique latine et l'Asie. Elles représentent au total environ 1 000 personnes.

- Altran s'est vu attribuer la marque Arthur D. Little au plan mondial.
- Altran a la possibilité d'acheter tout ou partie des activités rentables concernées par le MBO, dans le respect de ses critères et modalités habituels.
- Arthur D. Little, 116 ans d'existence, a été la première Société issue du célèbre Massachussets Institute of Technology (MIT).
- Altran intervient déjà dans les domaines d'activités couverts par Arthur D. Little, notamment le conseil en stratégie et le conseil en management, qui concernent plus de 2000 consultants chez Altran.

Les "key senior executives" d' Arthur D. Little concernés par le MBO ont déclaré :
"Les synergies avec Altran sont basées sur :
- *la complémentarité des compétences, de l'offre de services, et des portefeuilles clients,*
- *la dynamique de croissance d'Altran et sa capacité prouvée à rester performante,*
- *un centrage sur les clients, ainsi que le respect des individus et des cultures locales".*

Les avantages de cette opération sont :
- une nouvelle marque, prestigieuse et fortement reconnue dans le monde entier (USA, Europe, Asie, Amérique latine),
- une remarquable complémentarité de l'offre, tant au niveau géographique, sectoriel que scientifique et technique (le monde anglo-saxon ayant toujours souligné qu'Arthur D. Little était la seule société présentant une réelle similitude avec Altran en termes de métiers),
- un vivier exceptionnel de consultants et de managers de stature mondiale.

En synthèse, Arthur D. Little représente un potentiel de développement mondial extraordinaire, et plus particulièrement aux USA.

BILAN AU 31 DÉCEMBRE 2001

ACTIF

EN MILLIERS D'EUROS

	31.12.2001			31.12.2000
	Brut	Amort. et Prov.	Net	Net
ACTIF IMMOBILISE	619 789	86 556	533 233	363 670
IMMOBILISATIONS INCORPORELLES				
Fonds commerciaux	12 553	171	12 382	8 312
Autres immobilisations incorporelles	18 248	8 902	9 346	4 410
Ecarts d'acquisition	496 332	41 694	454 638	303 315
IMMOBILISATIONS CORPORELLES				
Terrain	183	0	183	183
Constructions	3 509	991	2 518	2 362
Autres immobilisations corporelles	71 493	34 703	36 790	28 103
IMMOBILISATIONS FINANCIÈRES				
Autres participations	681	32	649	298
Autres titres immobilisés	1 320		1 320	611
Prêts & cautions	15 470	63	15 407	16 076
ACTIF CIRCULANT	857 268	6 272	850 996	720 148
Stocks & En-cours	4 569		4 569	4 106
Acomptes versés sur commandes	1 425		1 425	437
Clients & comptes rattachés	452 668	6 125	446 543	367 682
Autres créances	77 264	119	77 145	58 603
Valeurs mobilières de placement	210 560	28	210 532	186 005
Disponibilités	110 782		110 782	103 315
COMPTES DE REGULARISATION	11 394		11 394	9 199
Charges constatées d'avance	6 708		6 708	3 985
Charges à répartir	4 686		4 686	5 214
TOTAL DE L'ACTIF	1 488 451	92 828	1 395 623	1 093 017

PASSIF

EN MILLIERS D'EUROS

	31.12.2001	31.12.2000
CAPITAUX PROPRES	380 178	262 346
Capital	45 858	30 015
Primes	9 106	0
Réserves consolidées	206 237	149 712
Ecarts de conversion	- 1 860	- 1 528
Résultat de l'exercice	120 837	84 147
INTERETS DES MINORITAIRES	286	177
dans les réserves	177	30
dans le résultat	109	147
AVANCES CONDITIONNEES	226	0
PROVISIONS POUR RISQUES & CHARGES	16 328	15 853
DETTES	994 275	811 491
Emprunts obligataires convertibles	464 195	455 319
Emprunts & dettes auprès d'établissements de crédit	56 297	33 528
Emprunts & dettes financières diverses	18 980	13 648
Fournisseurs & comptes rattachés	46 862	34 325
Dettes fiscales & sociales	281 088	200 426
Dettes sur immobilisations	118 852	67 301
Autres dettes	8 001	6 944
COMPTES DE REGULARISATION		
Produits constatés d'avance	4 330	3 150
TOTAL DU PASSIF	1 395 623	1 093 017

COMPTE DE RÉSULTAT AU 31 DÉCEMBRE 2001

(en milliers d'euros)	31.12.2001	31.12.2000
Chiffre d'affaires	1278 608	900 224
Autres produits d'exploitation	10 988	11 986
Produits d'exploitation	**1 289 596**	**912 211**
Achats	6 663	2 598
Services extérieurs	236 969	164 051
Impôts & taxes	22 476	14 912
Charges de personnel	771 811	555 356
Dotation aux amortissements & aux provisions	16 020	9 644
Autres charges d'exploitation	2 053	1 109
Charges d'exploitation	**1 055 992**	**747 670**
RESULTAT D'EXPLOITATION	**233 604**	**164 541**
Produits financiers	20 655	8 477
Charges financières	26 516	17 498
Résultat financier	**-5 861**	**-9 021**
RESULTAT COURANT	**227 743**	**155 519**
Produits exceptionnels	5 253	3 360
Charges exceptionnelles	8 003	2 636
Résultat exceptionnel	**-2 750**	**724**
Participation des salariés	15 578	9 669
Impôts sur les bénéfices	75 135	53 459
RESULTAT NET (avant amortissement des écarts d'acquisition)	**134 280**	**93 116**
Amortissement des écarts d'acquisition	13 266	8 822
Part des minoritaires	177	147
RESULTAT NET GROUPE	**120 837**	**84 147**
RESULTAT PAR ACTION		
Nombre d'actions	91 716 381	30 015 282
Résultat de base par action	1,32	2,80
Résultat dilué par action*	1,31	2,73

* calculé suivant la méthode du « rachat d'actions » sur la base du cours moyen du dernier mois de l'exercice.

ANNEXE DES COMPTES CONSOLIDES

AU 31 DÉCEMBRE 2001

1 PERIMETRE DE CONSOLIDATION

ALTRAN TECHNOLOGIES détient, directement :

ALPLOG	à raison de	99,40 % des titres
ALTIOR	à raison de	99,95 % des titres
ALTRAN ESP	à raison de	100 % des titres
ALTRAN EUROPE	à raison de	99,84 % des titres
ALTRAN GMBH	à raison de	100 % des titres
ALTRAN ITALIA	à raison de	100 % des titres
ALTRAN SCANDINAVIA	à raison de	100 % des titres
ALTRAN SWITZERLAND	à raison de	100 % des titres
ALTRAN SYSTEMES D'INFORMATION	à raison de	99,99 % des titres
ALTRAN UK	à raison de	100 % des titres
ATLANTIDE GRENAT LOGICIELS	à raison de	99,88 % des titres
AXIEM	à raison de	99,95 % des titres
BRANCHE SEGUR :		
- Ségime	à raison de	99,94 % des titres
- Lore	à raison de	99,92 % des titres
CGS EXECUTIVE SEARCH	à raison de	40,72 % des titres
en détention directe et	à raison de	59,28 % des titres
par l'intermédiaire d'une de ses filiales		
ACTISYS *(anciennement ALTSIS)* en détention directe et	à raison de	50,12 % des titres
par l'intermédiaire d'une de ses filiales	à raison de	49,88 % des titres
CIRIEL	à raison de	99,83 % des titres
COGIX	à raison de	99,80 % des titres
DP CONSULTING	à raison de	99,96 % des titres
EGTM	à raison de	99,60 % des titres
ETHNOS	à raison de	100 % des titres
GERPI	à raison de	99,63 % des titres
ATLANTIDE GERPI OUEST		
(anciennement GRENAT PARTICIPATIONS)	à raison de	99,98 % des titres
GRENAT PRODUCTIQUE	à raison de	99,89 % des titres
LOGIQUAL	à raison de	99,94 % des titres
PSI	à raison de	98,58 % des titres
SIVAN	à raison de	99,91 % des titres
T.MIS CONSULTANTS	à raison de	99,94 % des titres
TRININFOR	à raison de	99,76 % des titres
IDEFI	à raison de	99,80 % des titres
EEC *(anciennement FINANCIERE ENVIRONNEMENT)*	à raison de	99,76 % des titres
ORTHODROME	à raison de	100 % des titres
ALTRAN INTERNATIONAL		
(anciennement ALTRAN NETHERLANDS)	à raison de	100 % des titres
NETARCHITECTS COMMUNICATION	à raison de	100 % des titres
EDIFIS	à raison de	100 % des titres
NESS	à raison de	100 % des titres

DIOREM (anciennement ALTERIX)	à raison de	100 % des titres
*CERRI CONSULTING FRANCE	à raison de	100 % des titres
*2AD	à raison de	100 % des titres

ALTRAN TECHNOLOGIES détient, indirectement, par l'intermédiaire de ses filiales :

ADENA	à raison de	99,82 % des titres
ALTAIR TECHNOLOGIES	à raison de	99,48 % des titres
ALTRAN TECHNOLOGIES GMBH	à raison de	100 % des titres
APOLOG	à raison de	100 % des titres
ASKON	à raison de	100 % des titres
CEC	à raison de	100 % des titres
D1B2	à raison de	100 % des titres
DATACEP	à raison de	99,95 % des titres
ARIANE INGENIERIE	à raison de	99,97 % des titres
DVE	à raison de	99,20 % des titres
ALTRAN AVENIR	à raison de	99,80 % des titres
ALTRAN INFORMATIQUE TECHNOLOGIES	à raison de	99,92 % des titres
CADIX	à raison de	99,59 % des titres
DP EUROPE	à raison de	99,20 % des titres
EUROSPACE	à raison de	100 % des titres
GENTECH	à raison de	99,94 % des titres
HIS	à raison de	100 % des titres
NEWENG	à raison de	100 % des titres
OSYS	à raison de	98,60 % des titres
REALIX	à raison de	99,98 % des titres
ALTRAN SDB (Software De Base)	à raison de	100 % des titres
ACTISYS	à raison de	99,32 % des titres
STE	à raison de	100 % des titres
ALTRAN TECHNOLOGIES UK	à raison de	100 % des titres
ALTRAN CRITICAL SYSTEMS	à raison de	100 % des titres
YSIDRO	à raison de	100 % des titres
ISL	à raison de	100 % des titres
RSI	à raison de	100 % des titres
EKAR	à raison de	100 % des titres
DCE	à raison de	100 % des titres
PRAXIS	à raison de	100 % des titres
CERVIX	à raison de	100 % des titres
IBD	à raison de	100 % des titres
DP CONSULTING UK	à raison de	100 % des titres
CONSULTING INFORMATICOS NORMA	à raison de	100 % des titres
ASPECT ASSESSMENT *(anciennement SUMMATION)*	à raison de	100 % des titres
ALTRAN PORTUGAL-S.G.P.S.Lda *(anciennement ALTRANTEC CONSULTORIA)*	à raison de	100 % des titres
ALTRAN LUXEMBOURG	à raison de	100 % des titres
ALTRAN TECHNOLOGIES LUXEMBOURG	à raison de	100 % des titres
BERATA GMBH	à raison de	100 % des titres
BERATA AG	à raison de	98 % des titres
BERATA SARL	à raison de	100 % des titres
ALTRAN TECHNOLOGIES NETHERLANDS	à raison de	100 % des titres
ALTRAN TECHNOLOGIES SWITZERLAND	à raison de	100 % des titres

TEAMWORKS CSE	à raison de	100 % des titres
IXELOG	à raison de	100 % des titres
GRESHAM BELL	à raison de	95 % des titres
CCS	à raison de	100 % des titres
POOL CONSULTING *(anciennement POOL INFORMATICA)*	à raison de	100 % des titres
LORE LUXEMBOURG	à raison de	100 % des titres
PRISMA	à raison de	100 % des titres
INSERT SISTEMAS	à raison de	100 % des titres
ASKON CONSULTING	à raison de	100 % des titres
ALTIOR CONSULTORIA	à raison de	100 % des titres
ASP	à raison de	100 % des titres
MAP	à raison de	100 % des titres
ALTRAN BELGIUM	à raison de	100 % des titres
EXCELLIA	à raison de	100 % des titres
CORTICAL TECHNOLOGIES	à raison de	100 % des titres
S.A CORTICAL	à raison de	100 % des titres
IDEFI EUROPE	à raison de	100 % des titres
INNOVATICA	à raison de	100 % des titres
O&I	à raison de	100 % des titres
GROUPE CERRI	à raison de	100 % des titres
CERRI CONSULTING SUISSE	à raison de	100 % des titres
TEAMWORKS IRELAND	à raison de	100 % des titres
TEAMWORKS EUROPE	à raison de	100 % des titres
HEMISPHERES	à raison de	100 % des titres
EUROSTRATEGY	à raison de	100 % des titres
STRATEGY CONSULTORS	à raison de	100 % des titres
INAD	à raison de	100 % des titres
ALTRAN TECH INC	à raison de	100 % des titres
FAGRO	à raison de	100 % des titres
CEDATI	à raison de	100 % des titres
SIEV	à raison de	100 % des titres
ALTRAN DO BRASIL	à raison de	100 % des titres
TCBR	à raison de	100 % des titres
INFOLEARN	à raison de	100 % des titres
GO TOP	à raison de	100 % des titres
TCDI	à raison de	60 % des titres
ALTRAN USA HOLDING	à raison de	100 % des titres
ALTRAN CORP		
- et sa filiale ALTRAN Canada	à raison de	100 % des titres
ALTRANTEC CONSULTORIA	à raison de	98 % des titres
4 COM	à raison de	100 % des titres
ALTRAN USA INC	à raison de	100 % des titres
DTS	à raison de	100 % des titres
et ses filiales :		
- DTS SOFTWARE CHILE	à raison de	99 % des titres
- DTS SOFTWARE COLOMBIA	à raison de	99,87 % des titres
- DTS SOFTWARE ARGENTINA	à raison de	99 % des titres
- DTS CONSULTING INC	à raison de	100 % des titres
- DTS SOFTWARE LATIN PERU	à raison de	98,52 % des titres
- DTS SOFTWARE LATIN AMERICA DE CV MEXICO	à raison de	99,31 % des titres
- DTS SOFTWARE LATIN VENEZUELA	à raison de	99,1 % des titres
TDA	à raison de	60 % des titres

TCDI	à raison de	60 % des titres
DE SIMONE & OSSWALD AG	à raison de	100 % des titres
IMNET France	à raison de	100 % des titres
POLEN INFORMATICA	à raison de	100 % des titres
CONSULTRANS	à raison de	100 % des titres
GYATA HOLDING BV	à raison de	100 % des titres
GYATA MANAGEMENT CONSULTING	à raison de	100 % des titres
AG TECHNOLOGY	à raison de	100 % des titres
SSCE	à raison de	100 % des titres
TRANSMATICA	à raison de	100 % des titres
*GERE	à raison de	100 % des titres
*ENERGY CONSULT	à raison de	100 % des titres
*S.D.I	à raison de	100 % des titres
*SYNECTICS	à raison de	100 % des titres
*N.C.S.	à raison de	100 % des titres
*B.P.I.	à raison de	100 % des titres
et ses filiales BIP et BAP	à raison de	100 % des titres
*CIGNITE	à raison de	100 % des titres
*GOSCH GMBH	à raison de	100 % des titres
*ALGOPLUS	à raison de	100 % des titres
*ALGONORM	à raison de	100 % des titres
*CONSULTRAN	à raison de	100 % des titres
*THE JOHNSSON GROUP	à raison de	100 % des titres
*SERTEC	à raison de	100 % des titres
*SPOC	à raison de	100 % des titres
*ALTRAN CONSULTING SOLUTIONS	à raison de	100 % des titres
*TQM	à raison de	100 % des titres
*C.S.I.	à raison de	100 % des titres
*INFO 93	à raison de	100 % des titres
*D.S.D.	à raison de	100 % des titres
*DEMETER	à raison de	100 % des titres
*SIGMA	à raison de	100 % des titres
*CITY PEOPLE	à raison de	100 % des titres
*CONSIGNIT	à raison de	100 % des titres
*OTBA	à raison de	100 % des titres
*E-CONSULT	à raison de	100 % des titres
*INTERACTIFS FRANCE	à raison de	100 % des titres
*S - DOS	à raison de	100 % des titres
*SERTEC INTERNATIONAL	à raison de	100 % des titres

(*) entrées dans le périmètre au cours de l'exercice 2001

Toutes ces sociétés ont été retenues dans le périmètre de consolidation et consolidées selon la méthode de l'intégration globale, à l'exception des filiales de DTS.

2 PRINCIPES COMPTABLES & METHODES D'EVALUATION

2.1 PRINCIPES GÉNÉRAUX ET DATE D'ARRÊTÉ DES COMPTES

Les comptes consolidés sont établis en conformité avec les principes et normes comptables françaises et notamment avec le règlement n° 99-02 du Comité de la Réglementation Comptable homologuée le 22 juin 1999.

Toutes les sociétés du Groupe sont intégrées globalement sur la base de leurs comptes arrêtés au 31 décembre 2001, date de clôture de leurs comptes sociaux ou sur la base d'une situation arrêtée au 31 décembre pour les filiales clôturant leurs comptes à une date différente (31 mars, 30 juin ou 30 septembre).

2.2 TRAITEMENT DE L'ÉCART DE PREMIÈRE CONSOLIDATION ET DES COMPLÉMENTS DE PRIX

La différence entre le coût d'acquisition des titres des sociétés nouvellement consolidées et la quote-part acquise dans les capitaux propres à la date d'acquisition, constitue l'écart de première consolidation. Cet écart de première consolidation est affecté en totalité à l'écart d'acquisition en l'absence d'écart d'évaluation.
Ces écarts d'acquisition sont amortis linéairement sur une durée de trente ans.
Le prix d'acquisition des titres de participation est constitué, dans la majorité des cas, d'une partie fixe réglée lors de l'acquisition et de compléments de prix annuels et variables, calculés en fonction de l'évolution des résultats futurs des sociétés acquises.

Ces compléments de prix sont généralement applicables sur les cinq ans suivant l'acquisition et viennent augmenter l'écart d'acquisition initial. Ils sont amortis sur la durée de vie résiduelle de l'écart d'acquisition initial.

Les compléments de prix à payer en 2002 au titre des résultats 2001 sont inscrits à l'actif en contrepartie du poste dettes sur immobilisations (§ 3.11).

2.3 IMMOBILISATIONS CORPORELLES

Les immobilisations corporelles sont comptabilisées à leur coût d'acquisition et amorties selon le mode linéaire en fonction de leur durée de vie estimée.

Les durées d'amortissement retenues sont :

- Constructions .... 30 ans
- Agencements installations .... 10 ans
- Matériels informatiques et de bureau .... 4 ans
- Mobilier de bureau .... 10 ans

2.4 VALEURS MOBILIÈRES DE PLACEMENT

Les valeurs mobilières de placement sont comptabilisées au prix d'achat et font l'objet d'une provision si la valeur de marché est inférieure au prix d'acquisition.

2.5 CONVERSION DES COMPTES DES SOCIÉTÉS ÉTRANGÈRES

Les comptes sociaux des sociétés étrangères ont été convertis selon la méthode suivante :

- les bilans sont convertis au taux de change en vigueur à la clôture de l'exercice ;
- les comptes de résultat au taux moyen de l'exercice. Les écarts de change en résultant sont affectés en capitaux propres.

2.6 EVALUATION DES DETTES ET DES CRÉANCES EN MONNAIES ÉTRANGÈRES

Les écarts de conversion constatés sur les créances et les dettes en monnaies étrangères des pays ne participant pas à la zone euro sont inscrits au résultat.

2.7 FISCALITÉ DIFFÉRÉE

L'impôt différé est calculé en report variable selon la méthode de la conception étendue.

Un impôt différé actif est constaté sur les déficits fiscaux reportables lorsque leur imputation sur des bénéfices futurs est probable.

3 DETAILS DES POSTES DU BILAN & DU COMPTE DE RESULTAT

3.1 VARIATIONS DE PÉRIMÈTRE

Les sociétés entrées dans le périmètre au cours de l'exercice 2001 ont généré l'incidence suivante :

- contribution au chiffre d'affaires : 90 939 milliers d'euros ;
- contribution au résultat d'exploitation : 21 342 milliers d'euros.

3.2 IMMOBILISATIONS INCORPORELLES

(en milliers d'euros)	Valeur en début d'exercice	Augmentations de l'exercice	Diminutions de l'exercice	Variations de périmètre	Ecarts de conversion	Valeur en fin d'exercice
Immobilisations incorporelles	18 063	10 363	-541	2 789	127	30 801
Amortissements	5 340	3 136	-491	1 092	-4	9 073

Ces immobilisations incorporelles correspondent principalement à :

- des fonds de commerce (valeur brute : 12 553 milliers d'euros) ;
- des logiciels (valeur nette : 9 234 milliers d'euros) ;
- des marques (valeur nette : 1 084 milliers d'euros) ;
- des frais de recherche et de développement immobilisés (valeur nette : 1 136 milliers d'euros). Ceux-ci sont amortis en linéaire sur une durée moyenne de 3 ans.

3.3 VARIATION DES ÉCARTS D'ACQUISITION ET DES AMORTISSEMENTS

(en milliers d'euros)	Valeur en début d'exercice	Augmentations de l'exercice	Sorties de l'exercice	Autres mouvements	Valeur en fin d'exercice
Ecarts d'acquisition	331 717	164 403	64	275	496 331
Amortissements	28 402	13 266	5	31	41 694

L'augmentation des écarts d'acquisition correspond pour 93 843 milliers d'euros à des compléments de prix sur les acquisitions des années antérieures et pour 70 560 milliers d'euros aux écarts d'acquisition sur les filiales entrées en 2001.

3.4 IMMOBILISATIONS CORPORELLES

(en milliers d'euros)	Valeur en début d'exercice	Augmentations de l'exercice	Diminutions de l'exercice	Variations de périmètre	Ecarts de conversion	Valeur en fin d'exercice
Immobilisations incorporelles	55 404	15 860	-4 381	8 191	111	75 185
Amortissements	24 756	9 970	-2 567	3 477	58	35 694

3.5 IMMOBILISATIONS FINANCIÈRES

Le montant global net de 17 375 milliers d'euros comprend essentiellement des prêts, dépôts et cautionnements et un compte bloqué.

3.6 ETAT DES ÉCHÉANCES DES CRÉANCES

(en milliers d'euros)	Montant brut	- de 1 an	de 1 à 5 ans	+ de 5 ans
Acomptes versés sur commandes	1 425	1 425		
Clients et comptes rattachés	452 668	452 668		
Autres créances	77 264	77 264		
TOTAL	531 357	531 357		

3.7 VALEURS MOBILIÈRES DE PLACEMENT

Leur valeur de marché au 31 décembre 2001 s'élève à 210 659 milliers d'euros.

3.8 VARIATION DES CAPITAUX PROPRES CONSOLIDÉS

(en milliers d'euros)	Capital	Primes	Réserves consolidées	Résultat de l'exercice	Ecarts de conversion	Total capitaux propres
Capitaux propres (part du groupe) au 31 décembre 2000	30 015		149 712	84 147	-1 528	262 346
Augmentation de capital	15 843	9 106	-15 007			9 942
Affectation du résultat 2000			84 147	-84 147		
Dividendes versés			-12 606			-12 606
Résultat consolidé 2001				120 837		120 837
Variation des écarts de conversion					-332	- 332
Autres mouvements			-9			-9
Capitaux propres (part du groupe) au 31 décembre 2001	45 858	9 106	206 237	120 837	-1 860	380 178

Le montant des écarts de conversion liés aux devises de la zone euro, inclus dans les capitaux propres s'élève à -224 milliers d'euros.

3.9 PROVISIONS POUR RISQUES ET CHARGES

(en milliers d'euros)	
Provisions pour risques	13 925
Provisions pour charges	278
Provisions pour impôts différés passif	2 125

Les provisions pour risques correspondent principalement à des provisions pour risques clients, litiges prud'homaux et fiscaux ; les sociétés entrées au cours de l'exercice y contribuant pour 743 milliers d'euros.

3.10 EMPRUNTS & DETTES FINANCIÈRES

L'échéancier des dettes financières inscrites au bilan au 31/12/2001 est le suivant :

(en milliers d'euros)	Total	- de 1 an	de 1 à 5 ans	+ de 5 ans
Emprunt obligataire convertible	464 195	15 697	448 498	
Etablissements de crédit	56 297	52 449	2 553	1 295
Réserve spéciale de Participation	15 499	1 067	14 432	
Autres	3 481	708	2 773	
TOTAL	539 472	69 921	468 256	1 295

À comparer à la trésorerie disponible à l'actif de 321 342 milliers d'euros.

Les dettes ont été contractées en devises hors zone euro et dans la zone euro selon la ventilation suivante :

(en milliers d'euros)	
Zone euro	529 262
Zone hors euro	10 210

Altran Technologies a émis en juillet 2000 un emprunt obligataire avec option de conversion en actions nouvelles et/ou d'échange en actions existantes, d'un montant de 448 500 milliers d'euros composé de 1 725 000 obligations au nominal de 260 euros (devenu 5 175 000 obligations à 86,67 euros suite à la multiplication par 3 du nombre de titres le 2/01/2001), et pour une durée de 4 ans et 158 jours.
La rémunération servie est de 3,50 % l'an, payable à terme échu le premier janvier de chaque année.
La conversion en actions par les porteurs d'obligations, peut se faire à tout moment à dater du 26 juillet 2000. 27 obligations ont été converties en action en 2001.
L'intégralité des dettes financières auprès des établissements de crédit est contractée à taux variable essentiellement indexée sur le taux de référence T4M.

3.11 ETAT DES ÉCHÉANCES DES AUTRES DETTES

(en milliers d'euros)	Total	- de 1 an	de 1 à 5 ans	+ de 5 ans
Fournisseurs et comptes rattachés	46 862	46 862		
Dettes fiscales & sociales	281 089	281 089		
Dettes sur immobilisations	118 852	118 852		
Autres dettes	8 001	8 001		
TOTAL	454 804	454 804		

Les dettes sur immobilisations correspondent pour 115 227 milliers d'euros à des dettes sur titres et sur complément de prix à payer au titre de l'exercice 2001 et pour 2 305 milliers d'euros à des dettes relatives à l'acquisition de fonds de commerce.

3.12 CHIFFRE D'AFFAIRES

Le chiffre d'affaires est réalisé avec

- la France pour . . . . 693 861 milliers d'euros
- l'étranger pour . . . . 584 747 milliers d'euros

et correspond, dans sa quasi totalité, à des prestations de services dans la seule activité exercée par le groupe, le consulting.
La répartition du chiffre d'affaires par zone géographique s'analyse ainsi :

(en milliers d'euros)	2001	2000
France	693 861	533 415
Allemagne	41 421	30 249
Benelux	98 167	76 031
Espagne	108 514	65 146
Grande Bretagne	48 609	30 623
Italie	118 885	72 218
Suisse	44 303	27 471
Brésil	48 265	23 463
Etats-Unis	31 946	6 513
Autres	44 637	35 095
TOTAL	1 278 608	900 224

3.13 COMPTE DE RÉSULTAT

3.13.1 Achats et services extérieurs

(en milliers d'euros)	2001	2000
ACHATS		
Matériel	5 145	1 447
Divers	1 517	1 151
TOTAL ACHATS	**6 663**	**2 598**
SERVICES EXTÉRIEURS		
Sous-traitance	71 377	37 289
Location bureaux	28 517	15 530
Voyages, déplacements, missions	57 555	43 247
Honoraires	19 633	17 727
Divers	59 888	50 258
TOTAL SERVICES EXTÉRIEURS	**236 969**	**164 051**

3.13.2 Résultat exceptionnel

(en milliers d'euros)	2001	2000
PRODUITS		
Cessions d'immobilisations	3 276	1 551
Produits exceptionnels sur opérations de gestion	1 070	919
Reprise de provisions / transferts de charges	202	672
Divers	706	218
TOTAL PRODUITS	5 254	3 360
CHARGES		
Valeurs nettes comptables des immo cédées	3 480	1 716
Charges exceptionnelles sur opérations de gestion	1 706	609
Dotations aux provisions	2 130	50
Divers	688	261
TOTAL CHARGES	8 004	2 636
RÉSULTAT EXCEPTIONNEL	-2 750	724

3.14 Impôts sur les bénéfices

(en milliers d'euros)	
L'impôt comptabilisé correspond à l'impôt sur les bénéfices	79 074
- diminué de l'impôt différé actif net	2 885
- et des crédits d'impôt formation et recherche	1 054
TOTAL	75 135

Les provisions pour impôts différés passif de 2 125 milliers d'euros ainsi que les créances d'impôts différés actif qui figurent en autres créances pour 10 206 milliers d'euros concernent les impositions différées calculées sur :

- les décalages temporaires, qui sont principalement la participation des salariés, l'organic et les charges à étaler,
- les déficits fiscaux reportables.

Les différences entre l'impôt sur les sociétés pris en charge et l'impôt théorique obtenu en appliquant le taux d'imposition français sont les suivantes :

(en milliers d'euros)	
Charge d'impôt théorique au taux de la maison mère (36,43%)	76 290
• Diminutions résultant de :	
- Crédits d'Impôts	1 054
- Autres	101
Impôt effectif constaté	75 135
Taux d'impôt effectif	35,88 %

4 AUTRES INFORMATIONS FINANCIERES

4.1 OPTIONS DE SOUSCRIPTION D'ACTIONS

L'Assemblée Générale Extraordinaire du 26 juin 1996 a autorisé le Conseil d'Administration à proposer des options de souscription d'actions aux salariés du groupe. Au cours de l'exercice 2001, les principales caractéristiques des plans sont les suivantes :

Plan d'options de souscription d'actions	Plan 1997	Plan 1999	Plan 2000	Plan 2001
Date d'assemblée	26/06/1996	26/06/1996	26/06/1996	26/06/1996
Date du conseil d'administration	4/11/1997	26/04/1999	11/04/2000	10/10/2001
Nombre total d'actions pouvant être souscrites	2 148 408	2 254 050	792 429	602 319
Dont nombre d'actions pouvant être souscrites par les 10 personnes les mieux rémunérées incluant le comité de direction	364 464	304 400	135 750	80 300
Point de départ d'exercice des options	4/05/2002	1/07/2003	1/07/2004	1/07/2004
Date d'expiration	4/11/2002	26/04/2004	11/04/2005	10/10/2006
Prix de souscription (en Euros)	6,42	25,56	81,33	41,99
Nombre d'actions souscrites au 31/12/2001	0	0	0	0

Au 31 décembre 2001, le nombre de stock options attribuées et non exercées à cette date est de 5 797 206 (après multiplication par trois du nombre d'actions le 02/01/2001) donnant vocation au même nombre d'actions. Le nombre d'options levées en 2001 est de 1 670 508.

4.2 ENGAGEMENTS DE RETRAITE

Les modalités habituelles de calcul des engagements relatifs aux indemnités de départ en retraite, compte tenu de l'âge moyen des salariés (31 ans), aboutissent à un montant non significatif.

4.3 AUTRES ENGAGEMENTS HORS BILAN

(en milliers d'euros)	
ENGAGEMENTS DONNÉS	
- cautions, avals et garanties donnés	26 512
- dettes garanties par des sûretés réelles	1 475
- effets escomptés non échus	11 034
- engagements de crédit-bail	379
- titres de participation : Complément de prix d'acquisition variable en fonction des résultats futurs de la société acquise sur une période en général de cinq ans (cf. §2.2)	
- cession de créances professionnelles	42 049
ENGAGEMENTS REÇUS	
- cautions, avals et garanties reçus	798

4.4 EFFECTIF

- Cadres 15 443
- Employés 1 208
- Effectif total 16 651

FLUX DE TRESORERIE

EN MILLIERS D'EUROS

	12.2001	12.2000
FLUX DE TRÉSORERIE LIÉS À L'ACTIVITÉ		
Résultat net des sociétés intégrées	121 014	84 294
Elimination des charges et produits sans incidence sur la trésorerie		
ou non liés à l'activité :		
- Amortissements, provisions et autres charges	30 171	15 805
- Variation des impôts différés	- 2 885	- 677
- Plus-value de cession	205	165
MARGE BRUTE D'AUTOFINANCEMENT DES SOCIÉTÉS INTÉGRÉES	**148 505**	**99 587**
Ecart de conversion sur la CAF	516	- 574
DIVIDENDES REÇUS DES SOCIÉTÉS MISES EN ÉQUIVALENCE		
Variation des frais financiers	9 296	6 792
- Variation de stock	- 500	- 1 934
- Variation des créances	- 74 039	- 152 816
- Variation des dettes	63 920	61 358
- Variation des charges et produits constatés d'avance	- 1 826	896
- Transferts de charges à répartir	- 958	- 5 723
Variation du besoin en fonds de roulement	**- 4 108**	**- 91 427**
FLUX NET DE TRÉSORERIE GÉNÉRÉ PAR L'ACTIVITÉ	**144 913**	**7 587**
FLUX DE TRÉSORERIE LIÉS AUX OPÉRATIONS D'INVESTISSEMENT		
Acquisition d'immobilisations	-37 105	-37 459
Cession d'immobilisations	9 451	1 238
Incidence des variations de périmètre	-105 186	-78 901
FLUX NET DE TRÉSORERIE LIÉ AUX OPÉRATIONS D'INVESTISSEMENT	**-132 840**	**-115 123**
FLUX DE TRÉSORERIE LIÉS AUX OPÉRATIONS DE FINANCEMENT		
Dividendes versés aux actionnaires de la société mère	-12 606	-9 609
Dividendes versés aux minoritaires des sociétés intégrées	-14	- 275
Augmentation de capital et variation des autres fonds propres	10 166	11
Emissions d'emprunts	25 140	458 090
Remboursements d'emprunts	-6 426	- 100 368
FLUX NET DE TRÉSORERIE LIÉ AUX OPÉRATIONS DE FINANCEMENT	**16 260**	**347 850**
Variation de trésorerie	28 333	240 313
Trésorerie d'ouverture	289 405	49 047
Trésorerie de clôture	321 342	289 405
Incidence des variations de cours des devises	3 605	45

TABLEAU DES RESULTATS CONSOLIDÉS
DES CINQ DERNIÈRES ANNÉES

(en milliers d'euros)	1997	1998	1999	2000	2001
OPÉRATIONS ET RÉSULTATS					
Chiffre d'affaires	291 310	437 131	614 924	900 224	1 278 608
Résultat avant impôts, participations, dotations aux amortissements et aux provisions	51 322	84 197	117 873	165 888	242 042
Impôts sur les bénéfices	15 580	28 127	40 530	53 459	75 135
Participation des salariés	4 193	6 454	8 074	9 669	15 578
Résultat (avant amortissement des écarts d'acquisition)	28 587	44 489	62 745	93 116	134 280
Amortissement des écarts d'acquisition	2 309	3 432	5 703	8 822	13 266
Part des minoritaires	27	61	31	147	177
Résultat net	26 252	40 995	57 011	84 147	120 837
Résultat distribué	4 275	5 234	6 730	9 609	12 606
CAPITAL EN FIN D'EXERCICE					
Capital social	3 731	14 955	30 015	30 015	45 858
Nombre d'actions	2 447 710	9 809 858	30 015 282	30 015 282	91 716 402
Résultat par action (avant amortissement des écarts d'acquisition)	11,7	4,5	2,1	3,1	1,5
Après amortissement des écarts d'acquisition	10,7	4,2	1,9	2,8	1,3
Dividende par action	2,1	0,7	0,3	0,14	0,20*
PERSONNEL					
Effectifs totaux	4 369	6 118	8 665	12 823	16 651
Masse salariale	135 849	200 065	279 860	408 650	575 886
Charges sociales	53 905	75 570	104 136	146 706	195 926
Capitaux propres	97 946	136 029	189 209	262 347	380 177

**Le montant des dividendes sera proposé à l'Assemblée Générale du 18/06/2002*

BILAN AU 31 DECEMBRE 2001

ACTIF

EN MILLIERS D'EUROS

	31.12.2001 Brut	31.12.2001 Amort. et Prov.	31.12.2001 Net	31.12.2000 Net
ACTIF IMMOBILISE	**142 772**	**6 111**	**136 661**	**92 202**
IMMOBILISATIONS INCORPORELLES				
Brevets, licences,marques	1 511	1 018	493	339
Immobilisations incorporelles en cours	259		259	
IMMOBILISATIONS CORPORELLES				
Autres immobilisations corporelles	14 424	5 093	9 331	8 263
Immobilisations corporelles en cours	241		241	108
IMMOBILISATIONS FINANCIÈRES				
Participations et créances rattachées	123 017		123 017	80 807
Prêts et autres immobilisations financières	3 320		3 320	2 685
ACTIF CIRCULANT	**621 390**	**311**	**621 079**	**547 775**
Clients et comptes rattachés	84 963	269	84 694	86 803
Autres créances	331 889	42	331 847	294 564
Disponibilités et VMP	204 538		204 538	166 408
COMPTES DE REGULARISATION	**4 634**		**4 634**	**6 748**
Charges constatées d'avance	122		122	170
Charges à répartir	3 750		3 750	4 775
Ecart de conversion actif	762		762	1 803
TOTAL DE L'ACTIF	**768 796**	**6 422**	**762 374**	**646 725**

PASSIF

EN MILLIERS D'EUROS

	31.12.2001	31.12.2000
CAPITAUX PROPRES	149 934	104 999
Capital	45 858	30 015
Primes d'émission	9 107	
Réserve légale	3 002	2 443
Report à nouveau	44 368	45 234
Résultat de l'exercice	47 599	27 307
PROVISIONS POUR RISQUES & CHARGES	762	1 803
DETTES	609 929	537 075
Emprunts obligataires convertibles	464 195	455 319
Emprunts & dettes auprès d'établissements de crédit	25 430	7 829
Emprunts & dettes financières divers	46 488	19 639
Fournisseurs & comptes rattachés	20 021	13 989
Dettes fiscales & sociales	52 207	35 273
Dettes sur immobilisations	457	696
Autres dettes	1 131	4 330
COMPTES DE REGULARISATION	1 749	2 848
Produits constatés d'avance	188	163
Ecart de conversion passif	1 561	2 685
TOTAL DU PASSIF	762 374	646 725

COMPTE DE RÉSULTAT AU 31 DÉCEMBRE 2001

(en milliers d'euros)	31.12.2001	31.12.2000
Chiffre d'affaires	231 701	177 296
Production immobilisée	472	
Reprises sur provisions, transfert de charges	598	5 638
Autres produits	8	2
Produits d'exploitation	**232 779**	**182 936**
Services extérieurs	58 742	46 559
Impôts et taxes	6 097	4 823
Salaires et traitements	86 886	70 777
Charges sociales	34 646	30 546
Dotations aux amortissements et aux provisions	3 212	2 116
Autres charges	19	43
Charges d'exploitation	**189 602**	**154 864**
RESULTAT D'EXPLOITATION	43 177	28 072
Produits financiers	46 612	26 465
Charges financières	18 805	15 206
RESULTAT FINANCIER	27 807	11 259
Opérations faites en commun		2
RESULTAT COURANT	70 984	39 333
Produits exceptionnels	231	303
Charges exceptionnelles	528	108
RESULTAT EXCEPTIONNEL	-297	195
Participation des salariés	5 145	2 654
Impôts sur les bénéfices	17 943	9 567
RESULTAT NET	47 599	27 307

BILAN AU 31 DECEMBRE 2001

Règles et méthodes comptables

Les conventions générales comptables ont été appliquées dans le respect du principe de prudence, conformément aux hypothèses de base :

- continuité de l'exploitation ;
- permanence des méthodes comptables d'un exercice à l'autre ;
- indépendance des exercices,

et conformément aux règles générales d'établissement et de présentation des comptes annuels.
La méthode de base retenue pour l'évaluation des éléments inscrits en comptabilité est la méthode des coûts historiques.

Les principales méthodes utilisées sont les suivantes :

A. IMMOBILISATIONS INCORPORELLES

Les immobilisations incorporelles sont évaluées à leur coût d'acquisition ou de production.
Ces immobilisations correspondent :

- à des logiciels achetés ou créés et à des marques.

Les amortissements sont calculés suivant le mode linéaire en fonction de la durée de vie prévue pour les logiciels de 12 mois à 5 ans.
Un montant de 789 K€ a été investi en 2001 dont 259 K€ en immobilisations en cours.

- à une participation dans la Fondation Altran pour l'Innovation.

B. IMMOBILISATIONS CORPORELLES

Les immobilisations corporelles sont évaluées à leur coût d'acquisition.
Les amortissements pour dépréciation sont calculés suivant le mode linéaire en fonction de la durée de vie prévue :

- agencements et installations .... 10 ans
- matériels informatiques et de bureau .... 4 ans
- mobilier de bureau .... 10 ans

Un montant de 3 519 K€ a été investi en 2001 dont 719 K€ en immobilisations en cours.

C. PARTICIPATIONS, AUTRES IMMOBILISATIONS FINANCIÈRES

La valeur brute des titres de participation et autres immobilisations financières figurant au bilan est constituée par leur coût d'acquisition.
Le prix d'acquisition des titres de participation est constitué dans la majorité des cas d'une partie fixe réglée lors de l'acquisition et d'un complément de prix variable en fonction des résultats futurs de la société sur une période en général de 5 ans.
La valeur d'inventaire des titres correspond à leur valeur d'usage pour l'entreprise.
Elle est déterminée en tenant compte de la situation nette et des perspectives de rentabilité.
Une provision pour dépréciation est constituée lorsque la valeur d'inventaire ainsi définie est inférieure à la valeur d'acquisition.
Un montant total de 31 077 K€ a été investi en 2001 en participation.

D. CRÉANCES

Les créances sont valorisées à leur valeur nominale. Une provision pour dépréciation est constituée lorsque la valeur d'inventaire est inférieure à la valeur nominale.

E. OPÉRATIONS EN DEVISES

Les charges et produits en devises sont enregistrés pour leur contre valeur à la date de l'opération.
Les dettes, créances et disponibilités en devises figurent au bilan pour leur contre valeur au cours de fin d'exercice.
Les différences résultant de l'actualisation des dettes et des créances en devises à ce dernier cours sont portées au bilan en écart de conversion pour les devises des pays hors euro (Pays Out) et les pertes latentes font l'objet d'une provision pour risque.

F. OPÉRATIONS À LONG TERME

Les opérations à long terme sont comptabilisées suivant la méthode du pourcentage d'avancement.

G. EMPRUNT OBLIGATAIRE CONVERTIBLE

L'emprunt obligataire convertible souscrit en juillet 2000 est remboursable sur 4 ans et 158 jours.
Les intérêts courus au taux de 3,5 % ont été provisionnés.

H. VALEURS MOBILIÈRES DE PLACEMENT

Toutes les plus ou moins values sur valeurs mobilières de placement ont été dégagées au 31 décembre 2001.
Les valeurs mobilières de placement sont valorisées au cours de clôture.

I. CHARGES À RÉPARTIR

Les charges à répartir sont amorties sur 3 ans concernant les locaux et les logiciels, et sur 4 ans et 158 jours concernant l'emprunt obligataire convertible.

Immobilisations (en milliers d'euros)	Valeur brute au début de l'exercice	Acquisitions	Cessions ou mises hors service ou transferts	Valeur brute à la fin de l'exercice
IMMOBILISATIONS INCORPORELLES				
Concessions, brevets, licences, marques	1 015	530	34	1 511
Immobilisations en cours	0	259		259
TOTAL 1	1 015	789	34	1 770
IMMOBILISATIONS CORPORELLES				
Autres immobilisations corporelles	11 743	2 800	119	14 424
Immobilisations en cours	108	719	586	241
TOTAL 2	11 851	3 519	705	14 665
IMMOBILISATIONS FINANCIÈRES				
Participations et créances rattachées	80 807	42 210		123 017
Prêts et autres immobilisations financières	2 686	1 555	921	3 320
TOTAL 3	83 493	43 765	921	126 337
TOTAL GÉNÉRAL	96 359	48 073	1 660	142 772

Amortissemnts (en milliers d'euros)	Montant au début de l'exercice	Augmentations	Diminutions	Montant à la fin de l'exercice
IMMOBILISATIONS INCORPORELLES				
Concessions, brevets, licences, marques	676	342		1 018
TOTAL 1	676	342		1 018
IMMOBILISATIONS CORPORELLES				
Autres immobilisations corporelles	3 480	1 618	5	5 093
TOTAL 2	3 480	1 618	5	5 093
TOTAL GÉNÉRAL	4 156	1 960	5	6 111

Provisions inscrites au bilan (en milliers d'euros)	Montant au début de l'exercice	Augmentations	Diminutions	Montant à la fin de l'exercice
Créances clients	79	190		269
Autres créances	0	42	0	42
Provision pour perte de change	1 803	762	1 803	762
TOTAL	1 882	994	1 803	1 073

Etat des échéances des créances (en milliers d'euros)	Montant brut	1 an au plus	+ d'1 an	+ de 5 ans
CRÉANCES DE L'ACTIF IMMOBILISÉ				
Créances rattachées à des participations	11 133			11 133
Prêts	2 037	157	1 880	
Autres immobilisations financières	1 283	256	1 027	
CRÉANCES DE L'ACTIF CIRCULANT				
Créances clients	84 963	84 963		
Personnel	1 848	1 848		
Etat	2 244	2 244		
Groupe	327 049	327 049		
Autres	748	748		
Charges constatées d'avance	122	122		
TOTAL	431 427	417 387	2 907	11 133

Etat des échéances des dettes (en milliers d'euros)	Montant brut	1 an au plus	+ d'1 an	+ de 5 ans
Emprunts obligataires convertibles	464 195	15 697	448 498	
Emprunts et dettes auprès d'établissements de crédit	25 430	25 430		
Emprunts et dettes financières divers	6 833	809	6 024	
Groupe et associés	39 655	39 655		
Dettes fournisseurs et comptes rattachés	20 021	20 021		
Dettes fiscales et sociales	52 207	47 062		5 145
Dettes sur immobilisations	457	457		
Autres dettes	1 131	1 131		
Produits constatés d'avance	188	188		
TOTAL	610 117	150 450	454 522	5 145

Montants relevant de plusieurs postes du bilan (en milliers d'euros)	
MONTANTS CONCERNANT LES ENTREPRISES LIÉES	
Participations	111 884
Créances rattachées à des participations	11 133
Créances clients et comptes rattachés	35 090
Autres créances et charges constatées d'avance	327 070
Emprunts et dettes financières divers	39 648
Dettes fournisseurs et comptes rattachés	15 091
Autres dettes	676

Produits à recevoir (en milliers d'euros)	
MONTANTS DES PRODUITS À RECEVOIR	
Immobilisations financières	31
Créances clients et comptes rattachés	22 474
Autres créances	1 611
Créances fiscales et sociales	855
Disponibilités	1 089
TOTAL	26 060

Charges à payer (en milliers d'euros)	
MONTANTS DES CHARGES À PAYER	
Emprunt obligataire convertible	15 697
Emprunts et dettes auprès d'établissements de crédit	217
Emprunts et dettes financières divers	734
Dettes fournisseurs et comptes rattachés	6 305
Dettes fiscales et sociales	19 170
Autres dettes	483
TOTAL	42 606

Charges et produits constatés d'avance (en milliers d'euros)	Charges	Produits
Charges/Produits d'exploitation	122	188
TOTAL	122	188

Charges et produits à répartir sur plusieurs exercices (en milliers d'euros)	Montant
Charges à étaler nettes (étalées sur 3 ans)	407
Charges à étaler nettes (étalées sur 4 ans et 158 jours)	3 343
TOTAL	3 750

Composition du capital social (en milliers d'euros)	Nombre	Valeur nominale
Actions composant le capital social en début d'exercice	30 015 282	1 euro
Actions composant le capital social en fin d'exercice	91 716 402	0,5 euro

Ventilation du chiffre d'affaires net (en milliers d'euros)	
RÉPARTITION PAR SECTEURS D'ACTIVITÉ	
Prestations de services	231 701
TOTAL	231 701
RÉPARTITION PAR MARCHÉS GÉOGRAPHIQUES	
Ventes en France	222 648
Ventes à l'étranger	9 053
TOTAL	231 701

Ventilation de l'impôt sur les bénefices (en milliers d'euros)	Résultat	Impôt
Résultat courant	70 984	17 458
Résultat exceptionnel et participation	-5 442	485
Résultat net comptable	**47 599**	**17 943**

Détail de l'impôt sur le résultat courant (en milliers d'euros)		Base	Taux	Impôt
Résultat courant		70 984	33.33	23 661
Réintégrations	Organic 2001	277	33.33	92
	Amortissements charges à étaler	142	33.33	47
	Amortissements excédentaires	107	33.33	35
	Taxes/véhicules et contraventions	161	33.33	53
	Ecarts actif 2000 et 2001	2 565	33.33	855
	Ecart passif 2001	1 561	33.33	521
Déductions	Organic 2000	197	33.33	65
	Dividendes filiales	17 731	33.33	5 910
	Ecart passif 2000	2 698	33.33	899
	Ecarts actif 2000 et 2001	2 565	33.33	855
	Charges à répartir 2001	232	33.33	77
TOTAL		52 374		17 458

Détail de l'impôt exceptionnel et de la participation (en milliers d'euros)	Base	Taux	Impôt
Résultat exceptionnel	-297	33.33	-99
Participation 2001	-5 145	33.33	-1 715
RÉSULTAT EXCEPTIONNEL ET PARTICIPATION	-5442		-1 814
Déduction : Participation 2000	-2 654	33.33	-884
Réintégration : Participation 2001	5 145	33.33	1 715
Contribution 6 %			988
Contribution 3.3 %			519
CIF 2001			-39
TOTAL	-2 951		485

Crédit – Bail (en milliers d'euros)		Matériel de bureau	Total
Valeur d'origine		76	76
Amortissements	Cumuls exercices antérieurs	18	18
	Dotations exercice	23	23
TOTAL		35	35
Redevances payées	Cumuls exercices antérieurs	52	52
	Exercice	35	35
TOTAL		87	87
Redevances restant à payer	A 1 an au plus	32	32
	De 1 à 5 ans	45	45
TOTAL		77	77
Valeurs résiduelles	A plus d'1 an et 5 ans au plus	3	3
Montant pris en charge dans l'exercice		35	35

Engagements donnés (en milliers d'euros)	
Cautions et garanties au profit de filiales et autres	25 748
Effets escomptés non échus	5 495
Cessions de créances professionnelles	23 794
Engagement de crédit bail mobilier	77

Accroissement et allègements de la dette future d'impôt (en milliers d'euros)		Montant	Impôt
NATURE DES DIFFÉRENCES TEMPORAIRES			
Allègements :	Provisions non déductibles 2001		
	Organic 2001	277	92
	Participation des salariés 2001	5 145	1 715
	Ecarts de conversion passif 2001	1 561	520
Accroissements :	Charges déductibles 2001		
	Charges restant à répartir	407	136

Effectif total (en milliers d'euros)	Personnel salarié
Cadres	2 041
Employés	126
TOTAL	2 167

ENGAGEMENTS DE RETRAITE

Les modalités habituelles de calcul des engagements relatifs aux indemnités de départ en retraite, compte tenu de l'âge moyen des salariés (29 ans), aboutissent à un montant non significatif.

TABLEAU DES RESULTATS

DES CINQ DERNIERS EXERCICES

Date d'arrêté Durée de l'exercice	31.12.1997 12 mois	31.12.1998 12 mois	31.12.1999 12 mois	31.12.2000 12 mois	31.12.2001 12 mois
(en milliers d'euros)					
CAPITAL EN FIN D'EXERCICE					
Capital social	3 731 509	14 955 032	30 015 282	30 015 282	45 858 201
Nombre d'actions ordinaires	2 447 100	9 809 858	30 015 282	30 015 282	91 716 402
OPÉRATIONS ET RÉSULTATS					
Chiffre d'affaires (H.T.)	89 132 728	108 458 047	132 099 989	177 295 995	231 701 274
Résultat avant impôt, participation, dotations aux amortissements et provisions	18 736 619	28 581 358	31 150 917	43 443 097	73 095 263
Impôts sur les bénéfices	4 158 422	6 633 640	8 194 767	9 566 884	17 942 655
Participation des salariés	1 506 228	1 798 519	2 303 747	2 653 512	5 145 350
Résultat après impôts, participation, dotations aux amortissements et provisions	11 562 284	18 379 246	18 934 956	27 307 381	47 599 429
Résultat distribué	5 234 261	6 729 764	9 609 180	12 606 418	18 343 280
RÉSULTAT PAR ACTION					
Résultat après impôts, participation avant dotations aux amortissements et provisions	5,34	2,73	0,69	1,04	0,55
Résultat après impôts, participation, dotations aux amortissements et provisions	4,72	1,87	0,63	0,91	0,52
Dividende distribué	2,13	0,69	0,32	0,14	0,20*
PERSONNEL					
Effectif moyen des salariés	1 095	1 291	1 503	1 946	2 167
Montant de la masse salariale	38 641 837	46 242 152	54 578 455	70 777 502	86 885 917
Montant des sommes versées en avantages sociaux (Sécurité Sociale, œuvres sociales, etc.)	16 521 137	19 519 729	23 451 958	30 545 695	34 645 891

**montant proposé au vote de l'Assemblée Générale du 18 juin 2002.*

TABLEAU DES FILIALES ET PARTICIPATIONS

AU 31 DECEMBRE 2001

	Capital	Capitaux propres autres que le capital	% du capital détenu	Valeur comptable des titres détenus Brute	Valeur comptable des titres détenus Nette
A - RENSEIGNEMENTS DÉTAILLÉS SUR LES TITRES DONT LA VALEUR BRUTE EXCÈDE 1 % DU CAPITAL DE LA SOCIÉTÉ					
FILIALES FRANCAISES (en milliers d'euros)					
ACTISYS	40	351	50,12	49	49
ALPLOG	153	4 224	99,40	7 884	7 884
ATLANTIDE	183	760	99,88	937	937
DIOREM	40	30	100,00	117	117
ALTIOR	160	15 285	99,95	10 802	10 802
ATLANTIDE GERPI OUEST	470	232	99,98	419	419
ALTRAN SYSTEMES D'INFORMATIONS	3 000	9 965	99,99	2 874	2 874
AXIEM	200	2 024	99,95	5 823	5 823
CERRI CONSULTING France	38	476	100,00	76	76
CIRIEL	100	1 635	99,83	2 654	2 654
COGIX	200	1 559	99,80	654	654
DP CONSULTING	264	97	99,96	2 297	2 297
EDIFIS	224	2 353	100,00	8 243	8 243
EGTM	300	2 223	99,60	5 621	5 621
ETHNOS	8	117	100,00	8	8
EEC	40	427	99,76	1 082	1 082
GERPI	51	1 846	99,63	1 433	1 433
GRENAT PRODUCTIQUE	79	277	99,89	394	394
IDEFI	40	327	99,80	536	536
LOGIQUAL	200	1 469	99,94	1 213	1 213
LORE	500	13 980	99,92	269	269
NESS	40	2 382	100,00	6 029	6 029
ORTHODROME	40	862	100,00	4 665	4 665
PSI	98	-87	98,58	91	91
SEGIME	500	16 921	99,94	13 292	13 292
SIVAN	400	4 456	99,91	991	991
T MIS CONSULTANTS	200	1 672	99,94	5 221	5 221
TRININFOR	40	926	99,76	1 606	1 606
2AD	51	479	100,00	381	381
FILIALES ETRANGERES (en milliers d'euros)					
ALTRAN E. S. P.	250	6 516	100,00	392	392
ALTRAN EUROPE	62	4 633	99,84	31	31
ALTRAN GMBH	200	779	100,00	202	202
ALTRAN ITALIA	98	2 804	100,00	305	305
ALTRAN INTERNATIONAL	20	2 334	100,00	18	18
FILIALES ETRANGERES	Monnaie locale	Monnaie locale		(K€)	(K€)
ALTRAN SCANDINAVIA (SEK)	100	1 135	100,00	12	12
ALTRAN SWITZERLAND (CHF)	500	-2 487	100,00	298	298
ALTRAN UK (GBP)	12 500	897	100,00	20 928	20 928
NETARCHITECTS COMMUNICATION (CHF)	100	4 501	100,00	3 732	3 732
PARTICIPATIONS (en milliers d'euros)					
CGS Executive Search	246	2 014	40,72	305	305
B - RENSEIGNEMENTS GLOBAUX SUR LES AUTRES TITRES DONT LA VALEUR BRUTE N'EXCÈDE PAS 1 % DU CAPITAL DE					
	NS	NS	NS	NS	NS
C - RENSEIGNEMENTS GLOBAUX SUR LES TITRES C'EST-À-DIRE A+B					
Filiales françaises	7 659	87 268	2 846	85 662	85 662
Filiales étrangères	NS	NS	NS	25 918	25 918
Participations dans les sociétés françaises	246	2 014	41	305	305

NS : non significatif

ALTRAN TECHNOLOGIES

...ts et avances ...sentis par ...ciété et non ...core remboursés	Montant des cautions et avals donnés par la société	CA H.T. du dernier exercice écoulé	Résultats du dernier exercice clos	Dividendes encaissés par la société au cours de l'exercice	Observations
ASTREINTE À LA PUBLICATION					
222		4 572	179	76	
		24 912	2 360	1 067	
440		4 325	137		
		413	17		
849		57 907	5 763	3 049	
			729		
29 015		44 659	4 840		
		6 097	1 491	1 067	
		1 945	468		
		11 824	249	305	
869		11 884	910	457	
180		1 888	-2	77	
		7 574	1 117	1 220	
		8 889	424	229	
		323	5		
307		663	-115		
		7 944	667	229	
		4 154	75		
		939	79		
152		10 643	488	305	
		49 882	4 400	1 524	
		9 521	1 229	457	
1 148		3 217	210	610	
201		381	135		
		79 395	7 091	1 524	
		16 632	1 435	762	
		11 529	1 028	762	
		2 411	153		
		1 028	174		
64 024	100	330	99		
5 802		33 105	2 783	4 574	
9 609	13	202	872	731	
56 857	155	8 565	1 661		
58 775			849		
(K€)	(K€)	(K€)	(K€)		
4 103			128		
19 949	91	53	-1 362		
7 841			2 013		
		7 473	335		
546		5 011	44		
LA SOCIÉTÉ ASTREINTE À LA PUBLICATION					
NS	NS	NS	NS	NS	NS
33 333	-	385 551	35 736	13 720	-
226 960	359	49 728	7 378	5 305	-
546	-	5 011	44	-	-

ALTRAN TECHNOLOGIES

NOTES